# POZEN® INC.

2007 Annual Report



**THE JOURNEY CONTINUES ››**

# CORPORATE PROFILE »

POZEN IS A PHARMACEUTICAL COMPANY COMMITTED TO DEVELOPING THERAPEUTIC ADVANCEMENTS FOR DISEASES WITH UNMET MEDICAL NEEDS WHERE IT CAN IMPROVE EFFICACY, SAFETY, AND/OR PATIENT CONVENIENCE. WITH FEWER THAN 40 EMPLOYEES, POZEN IS FOCUSED IN THE PAIN AREA OF INNOVATIVE DRUG DEVELOPMENT AND IN CREATING STRATEGIC, HIGH-VALUE PARTNERSHIPS WITH LARGER PHARMACEUTICAL COMPANIES FOR THE COMMERCIALIZATION OF THE COMPANY'S DRUG CANDIDATES.


Product
Pre-clinical
Phase I
Phase II
Phase III
NDA
Market
Treximet™ (GSK)
Migraine
PN 400 (AZN)
Arthritis Product
PA 32540
Aspirin Product
PA 32520/50040
Possible Cancer Doses
PA 08140
Use with NSAIDs
Lornoxicam
Inj – Acute Pain

# Financial Highlights

| | 12/31/07 | Increase versus 2006 |
|---|---|---|
| Cash & short-term investments | $ 73.9 million | $ 11.4 million |
| Revenue | $ 53.4 million | $ 39.9 million |
| Net income | $ 4.7 million | $ 24.0 million |
| Profitable two of last three years | | |
| No debt | | |

## BALANCE SHEET/EFFICIENT MODEL »



Revenue / R&D Project Cost / Fixed Expenses* / Cash
(in Millions)
$80
$70
$60
$50
$40
$30
$20
$10
$ 0
2003
2004
2005
2006
2007
FIXED EXPENSES
R&D PROJECT COSTS
CASH
REVENUE


*Fixed expenses exclude non-cash stock-based compensation costs in all years*

## DEVELOPING INNOVATIVE PRODUCTS »

Since we started in business nearly 12 years ago, we've moved forward with a focused, disciplined approach toward achieving our key strategic objectives. We believe one of POZEN's great strengths is the efficient business model we employ that enables us to develop products quickly and efficiently.

Providing safe and effective pain relief has been one of our challenges since the beginning, and we continue to dedicate ourselves to developing innovative drugs that meet the needs of patients. And, we've developed alliances with strategic partners to manufacture and ultimately commercialize our products.

Our early development efforts were focused on developing better medicines for migraine sufferers. The most promising fruit of those efforts is *Treximet*™, the proposed brand name for a single tablet containing 85 mg sumatriptan, formulated with GlaxoSmithKline's (GSK) RT Technology™, and 500 mg naproxen sodium, which is currently under review by the U.S. Food and Drug Administration with an expected PDUFA date of April 15, 2008.

We've broadened our development focus to encompass other pain and pain-related conditions. Our PN 400 product, which is currently in development, may provide benefit to millions of patients every day suffering from debilitating conditions, such as osteoarthritis, which causes chronic joint pain, swelling, and loss of motion, limiting daily activity. Taking non-steroidal anti-inflammatory drugs (NSAIDs), on a chronic basis, creates an additional risk for some patients – the potential to develop NSAID-associated gastric ulcers. We believe our PN 400 product candidate may provide relief from these painful conditions while reducing the risk of developing gastric ulcers associated with chronic NSAID use. We licensed PN 400 to AstraZeneca in 2006, and are currently targeting a New Drug Application (NDA) filing during the first half of 2009.

Cardiovascular disease is the leading cause of death in the United States, and daily aspirin therapy has been shown to lower the risk of developing some complications associated with underlying cardiovascular disease. In fact, aspirin has become the standard of therapy for reducing the risk of a second heart attack or stroke. However, even at the lower doses of aspirin used for preventing these cardiovascular complications, aspirin, like other NSAIDs, may also increase the patient's risk of developing gastric ulcers or other complications caused by ulcers. We believe our PA 32540 product candidate may offer protection from a secondary heart attack or stroke, while lowering the risk of developing a gastric ulcer.

We believe one of POZEN's great strengths is the efficient business model we employ that enables us to develop products quickly and efficiently.

Dedication

# Treximet™

Many migraine sufferers experience not only pain symptoms, but also nausea and sensitivity to light and sound. Migraine attacks can also involve symptoms that are not traditionally associated with migraine headaches, including neck or sinus pain. Clinical data indicates that more patients using the investigational migraine treatment *Treximet* early in their migraine attacks were pain free at two hours and experienced relief from both traditional and non-traditional symptoms compared to placebo. Additional clinical data indicates that *Treximet* delivers consistent efficacy over multiple migraine attacks.

*Treximet*, a single tablet containing 85 mg sumatriptan, formulated with GSK's RT Technology™, and 500 mg naproxen sodium, is currently under review by the U.S. Food and Drug Administration for the acute treatment of migraine.

*How effective is Treximet?*

Migraine sufferers want fast and sustained pain relief. More migraine patients reported pain relief at two hours and four hours, compared to placebo, and two- through 24-hour sustained pain-free results, compared to the leading migraine therapy.



# PN 400



*What benefit does the PN 400 formulation offer to chronic NSAID users?*

The PN 400 formulation may have the potential to address one of the key unmet medical needs for patients with chronic pain; namely, pain relief coupled with a low risk of gastric ulcers, and is currently being evaluated in Phase III clinical studies.

PN 400 is an investigational product in development for patients who require daily pain medication for chronic pain conditions and are at risk for developing NSAID-associated gastric ulcers. PN 400 combines 500 mg of pH-sensitive coated naproxen with 20 mg of immediate release esomeprazole in a coordinated delivery tablet. In early proof-of-concept studies, PN 200, a similar formulation using omeprazole, produced significantly less gastric mucosal injury compared to a similar dosing regimen of enteric coated naproxen.

PN 400 is being developed for patients with chronic pain conditions such as osteoarthritis and rheumatoid arthritis. The Phase III pivotal trials are on-going and an NDA filing the first half of 2009 is anticipated.

# PA 32540

Over 21 million individuals in the United States have coronary heart disease or suffer from strokes. Each year, more than 650,000 deaths are caused by heart attacks and strokes in the U.S. Aspirin is the only analgesic proven to reduce the risk of cardiovascular death. PA 32540 is intended for the secondary prevention of cardiovascular events while reducing gastrointestinal toxicity. Our PA 32540 product candidate combines 325 mg of aspirin in a pH-sensitive coating with 40 mg of immediate release omeprazole in a single tablet. In a proof-of-concept study conducted using PA 32540 versus 325 mg enteric coated aspirin, 75 percent of PA 32540 volunteers had no gastrointestinal damage, while only 17.5 percent of the volunteers taking enteric coated aspirin experienced no GI damage.

In recently published reports, long-term daily use of aspirin has been demonstrated to be effective in the reduction in the recurrence of colorectal cancer.

*What benefits are expected with PA 32540 versus regular aspirin?*

PA 32540 is intended for the secondary prevention of cardiovascular and cerebral vascular events such as heart attacks and strokes while also lowering the risk of gastrointestinal dama[illegible]used by NSAIDs.

## THE JOURNEY CONTINUES ››

Development is not always a straight line. There are modifications and enhancements made to development plans, which may necessitate a change along the route. To reach our ultimate destination, we must continue to follow a path that adheres to a disciplined business model, controls spending, focuses on unmet medical needs, and maximizes shareholder value. POZEN operates efficiently by maintaining control of key functions of the drug development process and outsourcing functions as appropriate. Our employees are not only highly productive people, but also highly creative people who are skilled at developing innovative new products.

We have been successful stewards of our shareholders' investment. POZEN just completed another profitable year in 2007, an achievement we've accomplished in two of the last three years. We have not returned to the market for additional financing since our Initial Public Offering in 2000. With our business model, we are able to control spending while maintaining high productivity. Our success at entering into alliances with GlaxoSmithKline and AstraZeneca, our pharmaceutical partners, and obtaining upfront and milestone payments, has further enhanced our financial position.

As we take each step forward, we build on our base, expand our product portfolio, advance our strategic direction, and add value for our shareholders.



To reach our ultimate destination, we must continue to follow a path that adheres to a disciplined business model, controls spending, focuses on unmet medical needs, and maximizes shareholder value.

Determination

# POZEN



2007 FORM 10-K ››

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission file number 000-31719



# POZEN INC.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **62-1657552** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**1414 Raleigh Rd, Suite 400, Chapel Hill, NC 27517**
**(Address of principal executive offices including zip code)**

**(919) 913-1030**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $0.001 par value | NASDAQ Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act:**

Preferred Share Purchase Right

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☒ |
| Non-accelerated filer ☐ | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in 12b-2 of the Act). Yes ☐ No ☒.

The aggregate market value of the common stock held by non-affiliates computed by reference to the last reported sale price on June 30, 2007 was approximately $466,879,000. As of February 20, 2008, there were outstanding 29,721,623 shares of common stock.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the POZEN Inc. definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year are incorporated by reference into Part III of this Form 10-K and certain documents are incorporated by reference into Part IV.

**POZEN INC.**
**ANNUAL REPORT ON FORM 10-K**
**TABLE OF CONTENTS**

[THIS PAGE INTENTIONALLY LEFT BLANK]

**Forward-Looking Information**

This report includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions and are not historical facts and typically are identified by use of terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements included herein represent management's current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements. The forward-looking statements are subject to a number of risks and uncertainties which are discussed below in the section entitled "Item 1A --Risk Factors." We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements, other than as is required under the federal securities laws.

# PART I

## Item 1. Business

Overview

We are a pharmaceutical company focused on developing products which can provide improved efficacy, safety or patient convenience in the treatment of acute and chronic pain and pain related conditions. We operate a business model that focuses on the following:

- obtaining patents for innovative ideas which we believe have value in the marketplace;
- utilizing a small group of talented employees to develop those ideas through proof of concept by working with strategic outsource partners; and
- licensing the resulting product or technology to a strong pharmaceutical partner to commercialize.

We hire experts with strong project management skills in the specific disciplines we believe are important to maintain within our company. We contract with and manage strong outsource partners as we complete the necessary development work, permitting us to avoid incurring the cost of buying or building laboratories, manufacturing facilities or clinical research operation sites. This allows us to control our annual expenses, but to utilize "best in class" resources as required.

After we establish the proof of concept for an innovative idea, we work with the U.S. Food and Drug Administration, or FDA, or foreign regulatory agencies to design a clear path forward to the filing of a new drug application, or NDA, or its foreign equivalent. We then seek a strong pharmaceutical partner to license the product or technology, to collaborate with us in the remaining development and to commercialize the product or technology after approval. The success of our business is highly dependent on the marketplace value of our ideas and the related patents we obtain, our ability to obtain from the required regulatory agencies approval to sell the developed products and our ability to find strong commercial partners to successfully commercialize the products.

**Our Principal Product Candidates**

We have developed Treximet™ (formerly known as Trexima™) in collaboration with GlaxoSmithKline, or GSK. Treximet is the proposed brand name for the product candidate combining sumatriptan 85 mg, as the succinate salt, formulated with RT Technology™ and naproxen sodium 500 mg in a single tablet designed for the acute treatment of migraine. The FDA has notified us that it has tentatively accepted the trade name Treximet™, subject to final approval of the NDA for the product.

Treximet incorporates our MT 400 technology, which refers to our proprietary combinations of a triptan ($5\text{-HT}_{1B/1D}$ agonist) and a non-steroidal anti-inflammatory drug, or NSAID. Under our MT 400 technology, we sought to develop product candidates that provide acute migraine therapy by combining the activity of two drugs that act by different mechanisms to reduce the pain and associated symptoms of migraine. We filed the NDA for Treximet with the FDA in August 2005 and in June 2006, we received an approvable letter requiring us to provide certain additional safety information relating to Treximet, some of which required new studies. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. We, along with GSK, met with the FDA in July 2006 to discuss the approvable letter and we submitted a response to the FDA's approvable letter in November 2006. In December 2006, the FDA told us that our response was not a complete submission and requested that we provide additional analyses and supporting information relating to the data we submitted in our November 2006 response. The FDA also indicated that it was necessary to provide a complete and accurate presentation of these data which had to sufficiently address their safety concerns, including cardiovascular safety. We worked with GSK to compile and format the additional data requested by the FDA and delivered a revised full response to the FDA in early February 2007. On August 1, 2007, we received a second approvable letter from the FDA for Treximet. In that letter, the FDA requested that POZEN further address the FDA's concern about the product's potential for genotoxicity. Together with GSK, we met with the FDA in September 2007 and filed a response to the second approvable letter in October 2007. The submission included, in addition to a required routine Safety Update and updated product labeling, the results of three non-clinical (in vitro) studies that provided clarifying information about the Chinese Hamster Ovary, or CHO, assay. The FDA notified us that it considered the response to be a complete, Class II response (six month review) which could result in a new decision date of April 15, 2008. In addition, we conducted a clinical evaluation of the genotoxic potential of Treximet in human volunteers. The results from this study, which were submitted to the FDA on January 14, 2008, indicated that no chromosomal aberrations were induced in peripheral blood lymphocytes when Treximet was administered to volunteers for seven days. We believe that the submission of this additional data will not result in any change to the April 15, 2008 decision date; however, the FDA could decide to extend the date in order to have additional time to review this data.

We are also developing product candidates that combine a type of acid inhibitor, a proton pump inhibitor, or PPI, with an NSAID (our PN program). These product candidates are intended to provide management of pain and inflammation associated with conditions such as osteoarthritis, and are intended to have fewer gastrointestinal complications compared to an NSAID taken alone.

In August 2006, we entered into an exclusive global collaboration and license agreement with AstraZeneca AB, or AstraZeneca, to co-develop and commercialize proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen in a single tablet using our PN formulation technology, which agreement was amended in September 2007. We began the Phase 3 program in September 2007. As part of the program, we are conducting two Phase 3 pivotal trials in patients who are at risk for developing NSAID-associated gastric ulcers. In addition, we are conducting a long-term, open label safety study and a smaller study in patients at high risk of gastrointestinal related events from NSAIDs.

Another product candidate, PA, a combination of a PPI and aspirin, is currently in formulation and clinical development testing. Our PA product candidates are excluded from our agreement with AstraZeneca. We have met with the FDA and confirmed that the development program for PA32540 will be similar to our PN product development program. The objective of the program will be to establish that patients taking our PA32540 product have fewer gastric ulcers than patients taking enteric coated, or EC, 325 mg aspirin over the study treatment period. An investigational new drug application, or IND, was filed in the fourth quarter of 2007 and Phase 3 studies could begin as early as the third quarter of 2008.

In addition, we are exploring the development of product candidates containing lornoxicam, an NSAID that is currently marketed outside the U.S. (including Europe and Japan) to treat pain or other pain-related indications. These product candidates, which are being developed under an exclusive license agreement with Nycomed Danmark ApS, or Nycomed, grant us certain rights to develop and commercialize products containing lornoxicam. We have filed INDs with the FDA for an oral and an injectable lornoxicam formulation.

We are also conducting both formulation development and early stage clinical studies with new product concepts that are currently in the exploratory stage. If warranted, we may file U.S. and international patent applications with claims directed toward these novel combinations and formulations.

We have incurred significant losses since our inception and have not generated any revenue from product sales. As of December 31, 2007, our accumulated deficit was approximately $127.2 million. We record revenue under two categories: licensing revenues and development revenues. The Company's licensing revenues include upfront payments upon contract signing, additional payments if and when certain milestones in the product's development or commercialization are reached, and the eventual royalty payments based on product sales. Additionally, the Company's development revenues include the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described under its collaboration agreements. Our historical operating losses have resulted principally from our research and development activities, including clinical trial activities for our product candidates and general and administrative expenses. Research and development expenses include salaries and benefits for personnel involved in our research and development activities and direct development costs, which include costs relating to the formulation and manufacturing of our product candidates, costs relating to preclinical studies, including toxicology studies, and clinical trials, and costs relating to compliance with regulatory requirements applicable to the development of our product candidates. Since inception, our research and development expenses have represented 72% of our total operating expenses. For the year ended December 31, 2007, our research and development expenses represented approximately 78% of our total operating expenses.

Statement of Financial Accounting Standards Board (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises," states that an enterprise shall be considered to be in the development stage if either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue therefrom. We will remain a development stage company until such time as significant revenues have been generated from the marketing and sale of our product candidates.

We expect that we may continue to incur operating losses over the next several years as we complete the development and seek regulatory approval for our product candidates, develop other product candidates and acquire and develop product portfolios in other therapeutic areas. Our results may vary depending on many factors, including:

- The progress of Treximet, our PN and PA product candidates and our other product candidates in the clinical and regulatory process;
- The ability of GSK to successfully launch and market Treximet in the U.S.;
- The establishment of new collaborations and progress and/or maintenance of our existing collaborations for the development and commercialization of any of our product candidates; and
- The acquisition and/or in-licensing, and development, of other therapeutic product candidates.

We do not currently have commercialization or manufacturing capabilities. We have entered into collaborations and currently plan to enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to commercialize and manufacture our product candidates once approved. Our ability to generate revenue is dependent upon our ability, alone or with collaborators, to achieve the milestones set forth in our collaboration agreements, to enter into additional collaboration agreements, and successfully develop product candidates, obtain regulatory approvals and successfully manufacture and commercialize our future products. These milestones are earned when we have satisfied the criteria set out in our revenue recognition footnote accompanying the financial statements included elsewhere in this Annual Report on Form 10-K. These payments generate large non-recurring revenue that will cause large fluctuations in quarterly and annual profit and loss.

**Our Business Strategy**

Our goal is to become a leading pharmaceutical company focused on developing drugs for the treatment of acute and chronic pain and other pain-related conditions. The principal elements of our business strategy are to:

- ***Develop and commercialize our portfolio of product candidates.*** We expect to focus a substantial portion of our efforts over the next few years on the further development, approval and commercialization of our existing portfolio of product candidates and potential product candidates. Our primary focus in the near-term is on obtaining regulatory approval of Treximet and the clinical development of our PN and PA product candidates. A key element of our strategy is to establish collaborations with leading corporations to commercialize our product candidates, and we have entered into and expect to continue to enter into such commercialization collaborations.
- ***Build a product pipeline through innovation, in-licensing and acquisition.*** We intend to build our product pipeline primarily through innovation, but we will also evaluate in-licensing and/or acquisition of select proprietary product candidates. We will focus primarily on developing other products for the treatment of acute and chronic pain and other pain-related conditions with significant commercial potential in which members of our management team have development or other relevant expertise. These will include novel products that exhibit distinct advantages over currently marketed products, as well as innovative combinations of products in convenient, therapeutically appropriate formulations.
- ***Leverage development efforts through strategic outsourcing.*** While maintaining overall control of the planning, development and regulatory processes, we seek to enter into strategic outsourcing relationships to develop and manufacture our product candidates in as cost-effective a manner as possible. We have contracted and plan to continue to contract with third parties for product candidate testing, development and manufacturing.

## Status of Our Product Candidates and Exploratory Programs

### Migraine Market Overview

Migraine is characterized by recurring attacks of headache, often associated with visual, auditory or gastrointestinal disturbances. While the precise mechanism of migraine is unknown, researchers believe migraine attacks are caused by acute inflammation surrounding selected blood vessels in the head. The average migraine sufferer experiences the first attack during the early teen years, and the attacks generally continue throughout adulthood.

Not all migraine attacks are of the same severity. Consequently, various types of oral, intranasal and injectable therapies are used to treat different types of migraine attacks. Many patients use a personal, individually developed, step-care approach to treat their attacks. Attacks are often treated initially with simple over-the-counter analgesics, particularly if the patient is unable to determine if the attack is a migraine or some other type of headache. If over-the-counter remedies are unsuccessful, patients often turn to more potent prescription drugs, including triptans, narcotics, and analgesic/narcotic drug combinations.

Triptans are the family of drugs most commonly prescribed for the treatment of migraine attacks. Triptans have demonstrated the ability to treat migraines by constricting blood vessels in the brain. Although triptans can be effective in treating migraine symptoms, they are often associated with significant side effects and other disadvantages that include:

- the occurrence of cardiovascular related events, including chest pain/discomfort, throat discomfort and warm/cold sensations;
- the potential for other serious cardiovascular events, including death;
- difficulty in producing sustained benefits with a single dose in a majority of patients;
- the occurrence of nausea and dizziness during treatment; and
- the need for cardiovascular evaluations from physicians before initially prescribing triptans to patients with cardiovascular disease risk factors.

Despite these shortcomings, according to IMS Health's IMS National Sales Perspective™, or IMS, in 2007 total triptan sales in the U.S. were approximately $2.3 billion. Imitrex®, marketed by GSK, is the leading triptan product. There are currently three types of Imitrex formulations commercially available: oral, intranasal and injectable. According to IMS, U.S. sales for Imitrex of all three of these formulations totaled approximately $1.3 billion in 2007. An oral triptan is often the physician's first choice as a prescription treatment for migraine pain. Intranasal triptans are often prescribed for patients requiring faster relief than oral drugs can provide or who cannot take oral medications. For the most severe attacks, patients sometimes use an injectable form of a triptan.

### MT 400/Treximet

In June 2006, we received an approvable letter from the FDA related to the NDA for Treximet. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. The approvable letter reflected that the FDA has determined that Treximet is effective as an acute treatment for migraine headaches. The FDA requested additional safety information on Treximet, some of which required new studies. After meeting with the FDA in July 2006, we and GSK submitted a response to the approvable letter in November 2006 using additional data from GSK sponsored clinical trials. In December 2006, we received notification that the response was not yet considered complete. Specifically, the FDA requested that we provide additional analyses and supporting information relating to the data we submitted in our November 2006 response. The FDA also indicated that it was necessary to provide a complete and accurate presentation of these data which had to sufficiently address their safety concerns, including cardiovascular safety. We worked with GSK to compile and format the additional data requested by the FDA and delivered a revised full response to the FDA in early February 2007. On August 1, 2007, we received a second approvable letter from the FDA for Treximet. In that letter, the FDA requested that we further address the FDA's concern about the product's potential for genotoxicity. Together with GSK, we met with the FDA in September 2007 and submitted a response in October 2007 to the second approvable letter. The submission included, in addition to a required routine Safety Update and updated product labeling, the results of three non-clinical (*in vitro*) studies that provided clarifying information about the CHO assay. The FDA notified us that it considered the response to be a complete, Class II response (six month review) which could result in a new decision date of April 15, 2008.

In addition, we conducted a clinical evaluation of the genotoxic potential of Treximet in human volunteers in the event the FDA required this information. The results from this study, which were submitted to the FDA on January 14, 2008, indicated that no chromosomal aberrations were induced in peripheral blood lymphocytes when Treximet was administered to volunteers for seven days. We believe that the submission of this additional data will not result in any change to the April 15, 2008 decision date; however, the FDA could decide to extend the date in order to have additional time to review this data.

As part of our NDA program for Treximet, we conducted five Phase 1 trials, two Phase 3 pivotal trials, and one 12-month open label safety trial using a formulation of Treximet developed by GSK. The Phase 3 pivotal trials, including the endpoints required to evaluate Treximet, were designed to demonstrate superiority to placebo for relief of pain and the associated symptoms of migraine (nausea, photophobia and phonophobia) at two hours. Additionally, the program was designed to demonstrate that each component makes a contribution to the efficacy of Treximet (the "combination drug rule" that the FDA requires of all combination products). The efficacy endpoint for the combination was sustained pain free, which is defined as improvement from moderate or severe pain to no pain at two hours and remaining at no pain through twenty four hours without the use of rescue medicine. Further, GSK continues to conduct pre-approval market support studies for Treximet under our IND.

We cannot reasonably estimate or know the amount or timing of the costs necessary to obtain regulatory approval of Treximet. In the second approvable letter from FDA for Treximet which we received on August 1, 2007, the FDA requested that POZEN further address its concern about the potential implications from one preclinical in vitro chromosomal aberration study, and one of four standard genotoxicity assays, in which a signal for genotoxicity was seen for the combination of naproxen sodium and sumatriptan. Together with GSK, we met with the FDA to discuss the proposed plan for addressing their concerns and we filed a response to the approvable letter in October which contained new non-clinical information. We also conducted and submitted the results from a short-term clinical study of the genotoxic potential of Treximet in human volunteers. However, it is unknown whether the non-clinical and clinical data submitted will adequately address the FDA's concerns and there are no guarantees that the FDA will find our response to the second approvable letter to be sufficient, that testing in addition to the short-term clinical study we performed will not be needed to address the FDA's concerns described in the second approvable letter or to address other issues the FDA may raise in the future, that additional warnings will not be required on the product labeling, or that the FDA will approve the NDA. In the event that additional clinical trials or other research and development activities are required, under our agreement, GSK will be responsible for the costs of such additional trials or activities, except for our personnel-related costs. Further, we have no assurance that GSK will continue with the development of the product in the event of additional delays in obtaining marketing approval.

We incurred $0.9 million in direct development costs associated with the development of MT400/Treximet for the year ended December 31, 2007 and have incurred $25.5 million in costs from inception to date. We billed GSK $1.1 million for Treximet activities for the year ended December 31, 2007 and billed $1.9 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

**MT 100**

In October 2002, we submitted a Market Authorization Application, or MAA, for MT 100 for the acute treatment of migraine to the Medicines and Healthcare Products Regulatory Agency, or MHRA, in the United Kingdom, or UK. In November 2005, we received notification that the MHRA had granted us marketing approval for MT 100 in the UK. In May 2004, we received a not-approvable letter from the FDA with respect to our NDA for MT 100, our proprietary combination of metoclopramide hydrochloride and naproxen sodium. Since our efforts to sell or otherwise dispose of the MT 100 asset to a third party have been unsuccessful, we have withdrawn the MAA for MT 100 and have ceased all development and other activities relating to the product.

We are not currently conducting and do not plan to conduct any clinical trials for MT 100 and do not expect to incur any additional significant development costs related to MT 100. We incurred direct development costs associated with the development of MT 100 of $0.3 million for the year ended December 31, 2007, and we have incurred $40.2 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

**MT 300**

In October 2003, we received a not-approvable letter from the FDA related to our NDA for MT 300, which we had submitted in December 2002. We are not currently conducting any clinical trials for MT 300 and do not expect to incur any additional significant development costs related to MT 300, nor do we believe that we will receive any future cash inflows from MT 300. We incurred direct development costs associated with the development of MT 300 of $0.1 million for the year ended December 31, 2007, and we have incurred $14.7 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

In July 2005, we received a letter from our partner, Valeant NA, seeking payment of a $1.0 million withdrawal fee required under certain conditions under the agreement. Under the agreement, if we determine that additional studies or data that are required by the FDA for approval of the NDA for MT 300 would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300, we may elect to withdraw the NDA. If we notify Valeant NA of this situation and Valeant NA elects not to assume control of efforts to seek approval of the NDA, then, under the conditions outlined in the agreement, upon notice from Valeant NA, the agreement will terminate and we would be required to pay Valeant NA a termination fee of $1.0 million. If Valeant NA decides to assume development, it would be credited $1.0 million in development expense. We do not believe that the withdrawal fee is payable under the circumstances of receipt of the not-approvable letter from the FDA. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for under the agreement. We can give no assurance that Valeant NA will agree to termination terms acceptable to us, or that we will not be required to pay Valeant NA the withdrawal fee described above.

**Pain Market Overview**

Pain affects more Americans than diabetes, heart disease and cancer combined. An estimated 76.5 million Americans report that they have had non-acute pain that persisted for more than 24 hours in duration. Of these, over two-thirds said the pain lasted for more than one month, while 42% said the pain lasted longer than one year. Low back pain is among the most common complaints, along with migraine or severe headache, and joint pain, aching or stiffness. Osteoarthritis, affecting 21 million Americans, is one of the leading causes of chronic joint aches, pains and stiffness. Rheumatoid arthritis affects another 2.1 million Americans and causes chronic, debilitating joint damage and pain.

Non-steroidal anti-inflammatory drugs, or NSAIDs, both over-the-counter and prescription, are commonly taken to manage the pain of backache, osteoarthritis, rheumatoid arthritis, headache and other painful conditions. In 2007, approximately 89 million anti-arthritis NSAID prescriptions were dispensed for the management of pain. Of these prescriptions, an estimated 60% of uses were for chronic therapy. Prescription sales of anti-arthritis NSAIDs in the U.S. in 2007 were $2.8 billion. In spite of their widespread use and apparent safety, there are approximately 16,500 deaths and 100,000 hospitalizations yearly resulting from gastrointestinal complications attributed to the use of NSAIDs. We are responding to this unmet medical need to provide a "safer NSAID" through development of our PN product candidates for the treatment of conditions such as osteoarthritis in patients who are at risk for developing NSAID-associated gastric ulcers.

**PN Program**

Under our PN program, we have completed formulation development and clinical studies for several combinations of a PPI and an NSAID in a single tablet intended to provide effective management of pain and inflammation associated with chronic conditions such as osteoarthritis, and intended to have fewer gastrointestinal complications compared to an NSAID taken alone in patients at risk for developing NSAID associated gastric ulcers. We initially conducted studies with two PN product formulations in this program - PN 100, a combination of the PPI lansoprazole and the NSAID naproxen, and PN 200, a combination of the PPI omeprazole and naproxen. Our present development and commercialization efforts under the PN program are covered under our exclusive collaboration agreement with AstraZeneca, which we entered into on August 1, 2006 and which was amended in September 2007. Under our agreement with AstraZeneca, we and AstraZeneca are co-developing, and AstraZeneca will commercialize, proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen in a single tablet. The initial product to be developed under the agreement, PN 400, is being studied for the management of pain and inflammation associated with conditions such as osteoarthritis and rheumatoid arthritis in patients who are at risk for developing NSAID-associated gastric ulcers. On March 2, 2007, we filed an IND with the FDA for PN 400 and in April 2007, the first Phase 1 study was initiated.

In discussions with the FDA during 2005 regarding our development plans for studies to pursue FDA approval of PN 100 and PN 200, the FDA agreed that by including naproxen as the NSAID within the PN formulation, we could expect that all indications for use of naproxen in adults would accrue to the PN product, if clinical trials successfully demonstrated improved safety (lower incidence of gastric ulcers) of the PN product compared with naproxen alone and the PN formulation was shown to be bioequivalent to marketed formulations of EC naproxen. Prior to entering into our collaboration agreement with AstraZeneca, we completed a study designed to demonstrate the bioequivalence of the naproxen component of our PN 200 product candidate development formulation to EC naproxen. This study demonstrated that the PN 200 product was bioequivalent to the reference drug, EC Naprosyn® with respect to the naproxen component.

In early 2006, we submitted a Special Protocol Assessment, or SPA, to the FDA for our pivotal Phase 3 clinical trials for PN 200. The SPA is a process in which the FDA provides evaluations and guidance on clinical trial protocols for pivotal Phase 3 clinical trials. In April 2006, we announced that we had reached an agreement with the FDA on the Phase 3 pivotal clinical trials for PN 200 for the treatment of the signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients at risk of developing NSAID-associated gastric ulcers. We also reached agreement with the FDA that the development program and study design proposed for PN 200 would be applicable to a product that contained an isomer of omeprazole combined with naproxen. In light of our collaboration agreement with AstraZeneca, we, along with AstraZeneca have met with the FDA and confirmed the core development program and the SPA already agreed upon do apply to the new product consisting of proprietary fixed dose combinations of esomeprazole magnesium with naproxen.

In the third quarter of 2006, we began recruiting subjects for a six month comparative trial of PN 200 as compared to EC naproxen in patients requiring chronic NSAID therapy. The primary endpoint for the trial was the cumulative incidence of gastric ulcers over six months of treatment. Because we did not have final results until the fourth quarter of 2007, we, together with AstraZeneca reviewed the interim results of this trial prior to commencing Phase 3 studies of PN 400 in September 2007. We are currently conducting two PN 400 Phase 3 pivotal trials in patients who are at risk for developing NSAID-associated gastric ulcers. In addition, we are conducting a long-term, open label safety study and a smaller study in patients at high risk of gastrointestinal related events from NSAIDs.

In 2005, we also had discussions with the FDA concerning the implications of the FDA's guidance issued in June 2005 concerning labeling of NSAID-containing products, which resulted from an FDA advisory committee meeting held in February 2005. The advisory committee addressed the safety of NSAIDs, and, in particular, the cardiovascular risks of COX-2 selective NSAIDs. Based on our discussions with the FDA reviewing division for PN products, we believe that, unless new information about naproxen safety concerns becomes available, long-term cardiovascular safety studies will not be required at this time for FDA approval of our PN product candidates containing naproxen. However, we cannot guarantee that such studies will not be required. We will continue to evaluate and review with the FDA its expectations and recommendations regarding the efficacy and safety requirements and study design necessary to support approval of NDAs for our PN product candidates.

Additionally, we have met with four national European regulatory agencies to discuss the proposed development program for PN. While further clarification will be needed, based on the intention to develop the esomeprazole combination, further clinical studies, beyond those specifically required for the NDA submission in the U.S., will likely need to be conducted. In part, these studies will be required as the naproxen-containing products on the European market differ in strength and formulation from those available in the U.S. Under our agreement with AstraZeneca, AstraZeneca has responsibility for the development program for PN outside the U.S., including interactions with regulatory agencies.

We cannot reasonably estimate or know the amount or timing of the costs necessary to obtain regulatory approval of PN 400. Nor can we reasonably estimate or know the amount or timing of the costs necessary to continue exploratory development and/or complete the development of any PN product candidates we may seek to develop or when, if and to what extent we will receive cash inflows from any PN products. The additional costs that may be incurred include expenses relating to clinical trials and other research and development activities and activities necessary to obtain regulatory approvals.

We incurred direct development costs associated with the development of our PN program of $25.2 million for the year ended December 31, 2007 and we have incurred $43.1 million from inception to date, $22.7 million of which was funded by development revenue from AstraZeneca. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

**PA Program**

As part of our PA program, we are exploring the development of a combination of a PPI and aspirin in a single tablet. Similar to the PN program, our PA product candidate is intended to induce fewer gastrointestinal complications compared to an aspirin taken alone in patients at risk for developing aspirin associated gastric ulcers. Our PA product candidates are covered under the same patent as PN, but we have retained all rights to this program.

Our initial PA product candidate, PA32540, is currently in formulation and early-stage clinical development. We completed a Phase 1 proof of concept study in Canada of a formulation of PA32520 containing 325 mg of aspirin and 20 mg of omeprezole (PA32520) in the first quarter of 2007. The primary endpoint was gastrointestinal damage as measured by the Lanza scoring system used in our previous PN studies. The results were highly significant ($p<0.001$) with 10 percent of the PA group having Lanza 3 or 4 gastrointestinal damage, whereas 57.5% of the EC aspirin group had this level of gastrointestinal damage during the 28 day study. We recently completed a second proof of concept study with PA32520 as compared to 81 mg of EC aspirin. These results confirmed the earlier levels of gastric damage as measured by Lanza scoring at about 10% for PA32520. While these results were numerically different, they did not achieve statistical significance from the results obtained with 81mg EC aspirin (21%). After reviewing these data, we decided to increase the dose of omeprazole to 40 mg per tablet and conduct an additional 28 day Phase 1 study using the formulation containing 40 mg of immediate release of omeprazole and 325 mg of aspirin (PA32540) compared to 325 mg EC aspirin. Topline results from this study indicate a highly significant (P=0.003) reduction in gastro intestinal damage with the higher strength PA32540 tablet as compared with 325 mg EC aspirin (2.5% vs 27.5% grade 3 or 4 Lanza scores, respectively). In this last study, 75% of subjects treated with the new PA 32540 tablet showed no gastro intestinal damage at all as compared to < 50% with the PA 32520 tablet. We met with the FDA in July 2007 and confirmed that the development program for PA will be similar to our PN product development program. The objective of the program will be to provide a cardioprotective form of aspirin that causes fewer gastric ulcers than aspirin alone. To achieve that goal, we must prove bioequivalence to EC aspirin to allow PA product candidates to receive all the cardio- and cerebrovascular secondary prevention claims of aspirin and to establish that patients taking our PA product have fewer gastric ulcers than patients taking EC 325 mg aspirin over the study treatment period. An IND was filed in the fourth quarter of 2007 and Phase 3 studies could commence as early as the third quarter of 2008.

We cannot reasonably estimate or know the amount or timing of the costs necessary to continue exploratory development and/or complete the development of any PA product candidates we may seek to develop or when, if and to what extent we will receive cash inflows from any PA products. The additional costs that may be incurred include expenses relating to clinical trials and other research and development activities and activities necessary to obtain regulatory approvals.

We incurred direct development costs associated with the development of our PA program of $5.8 million during the year ended December 31, 2007, and we have incurred $7.5 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

**Lornoxicam Program**

We have conducted development work and clinical studies to investigate the development of novel product candidates containing lornoxicam, alone or in combination with other active ingredients, as potential treatments for pain or other indications. Our exploratory and development work is being conducted under an exclusive license agreement with Nycomed, pursuant to which Nycomed licensed to us certain rights to develop and commercialize products containing lornoxicam in the U.S. As a part of our agreement with Nycomed, we have also granted certain exclusive rights to Nycomed to supply us, or our commercialization partners, if any, with lornoxicam active drug substance for use in the manufacture of any of our lornoxicam product candidates.

Oral Tablet Formulation - We filed an IND with the FDA in 2003 for an oral lornoxicam tablet formulation and completed our first human study with this formulation in 2004 in patients undergoing dental surgery. The data from this study confirmed the acute safety profile for lornoxicam in these patients and provided preliminary evidence of efficacy in this pain model. As a result of the FDA advisory committee meeting held in 2005 addressing the safety and cardiovascular risks of NSAIDs, described above, the FDA has indicated that long-term cardiovascular safety studies will be required prior to NDA approval of new NSAID products that may be used on an intermittent or chronic basis, such as our oral tablet lornoxicam product candidate.

Injectable Formulation - We filed an IND with the FDA for an injectable lornoxicam formulation in May 2005, and during 2005 we initiated the first human studies with this formulation under our IND. We have completed a Phase 1 pharmacokinetic study as well as two Phase 2 studies to evaluate lornoxicam for management of acute post-operative bunionectomy pain and for management of migraine pain. In the Phase 2 bunionectomy study, both active doses of lornoxicam were significantly better than placebo in the acute management of pain following bunionectomy. Based on the results of our Phase 2 migraine study, we currently do not intend to pursue the migraine indication.

We continue to evaluate the strategic direction of our lornoxicam product candidates and the lornoxicam program based on the results of our clinical studies, the regulatory environment and commercial opportunities. We cannot reasonably estimate or know the amount or timing of the costs necessary to continue exploratory development and/or complete the development of any lornoxicam product candidates we may seek to develop or when, if and to what extent we will receive cash inflows from any lornoxicam products. The additional costs that may be incurred include expenses relating to clinical trials and other research and development activities and activities necessary to obtain regulatory approvals.

We incurred no direct development costs associated with the development of our lornoxicam program for the year ended December 31, 2007, and we have incurred $8.6 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation or our overhead expenses.

**Collaborative Arrangements**

We have entered into and plan to continue to enter into collaborations with established pharmaceutical or pharmaceutical services companies to develop, commercialize and/or manufacture our product candidates. Our existing collaborations are described below.

***GlaxoSmithKline (GSK)***

In June 2003, we signed an agreement with GSK for the development and commercialization of proprietary combinations of a triptan ($5\text{-}HT_{1B/1D}$ agonist) and a long-acting NSAID. The combinations covered by the agreement are among the combinations of MT 400. Under the terms of the agreement, GSK has exclusive rights in the U.S. to commercialize all combinations which combine GSK's triptans, including Imitrex® (sumatriptan succinate) or Amerge® (naratriptan hydrochloride), with a long-acting NSAID. We were responsible for development of the first combination product, while GSK provided formulation development and manufacturing. GSK had proposed Trexima as the brand name of the combination of sumatriptan succinate, formulated with GSK's RT Technology™, and naproxen sodium in a single tablet, but this brand name was not acceptable to the FDA. The FDA has notified us that it has tentatively accepted the trade name Treximet, subject to final approval of the NDA for the product. Pursuant to the terms of the agreement, we received $25.0 million in initial payments from GSK following termination of the waiting period under the Hart-Scott-Rodino notification program and the issuance of a specified patent. In May 2004, we received a $15.0 million milestone payment as a result of our commencement of Phase 3 clinical trial activities. In October 2005, we received a $20.0 million milestone payment upon the FDA's acceptance for review of the Treximet NDA. Additionally, GSK is obligated to make payments to us in a total amount of $20.0 million upon FDA approval of the Treximet NDA and GSK's notification of intent to commercialize Treximet. In addition, GSK will pay us two sales performance milestones totaling $80.0 million if certain sales thresholds are achieved. Up to an additional $10.0 million per product is payable upon achievement of milestones relating to other products. GSK will also pay us royalties on all net sales of marketed products until at least the expiration of the last to expire issued applicable patent (August 14, 2017) based upon the scheduled expiration of currently issued patents). GSK may reduce, but not eliminate, the royalty payable to us if generic competitors attain a pre-determined share of the market for the combination product, or if GSK owes a royalty to one or more third parties for rights it licenses from such third parties to commercialize the product. The agreement terminates on the date of expiration of all royalty obligations unless earlier terminated by either party for a material breach or by GSK at any time upon ninety (90) days' written notice to us for any reason or no reason. Among the contract breaches that would entitle us to terminate the agreement is GSK's determination not to further develop or to launch the combination product under certain circumstances. GSK has the right, but not the obligation, to bring, at its own expense, an action for infringement of certain patents by third parties. If GSK does not bring any such action within a certain time frame, we have the right, at our own expense, to bring the appropriate action. With regard to certain other patent infringements, we have the sole right to bring an action against the infringing third party. Each party generally has the duty to indemnify the other for damages arising from breaches of each party's representations, warranties and obligations under the agreement, as well as for gross negligence or intentional misconduct. We also have a duty to indemnify GSK for damages arising from our development and manufacture of MT 400 prior to the effective date of the agreement, and each party must indemnify the other for damages arising from the development and manufacture of any combination product after the effective date.

***AstraZeneca AB (AstraZeneca)***

In August 2006, we entered into a collaboration and license agreement dated as of August 1, 2006 and effective September 7, 2006 with AstraZeneca, a Swedish corporation, regarding the development and commercialization of proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen, in a single tablet for the management of pain and inflammation associated with conditions such as osteoarthritis and rheumatoid arthritis in patients who are at risk for developing NSAID associated gastric ulcers. Under the terms of the agreement, we granted to AstraZeneca an exclusive, fee-bearing license, in all countries of the world except Japan, under our patents and know-how relating to combinations of gastroprotective agents and NSAIDs (other than aspirin and its derivatives). AstraZeneca may, at no additional cost, elect to include Japan in the licensed territory within two years after the effective date of the agreement. Pursuant to the terms of the agreement, we received an upfront license fee of $40 million from AstraZeneca following termination of the waiting period under the Hart-Scott-Rodino notification program.

In September 2007, we agreed with AstraZeneca to amend our collaboration and license agreement effective as of September 6, 2007. Under the terms of the amendment, AstraZeneca has agreed to pay us up to $345 million, in the aggregate, in milestone payments upon the achievement of certain development, regulatory and sales events. In September 2007 we received a $10 million payment upon execution of the amendment and a $20 million payment in recognition of the achievement of successful proof of concept. An additional $55 million will be paid upon achievement of certain development and regulatory milestones, and $260 million will be paid as sales performance milestones if certain aggregate sales thresholds are achieved. Under the original agreement, we were to have received development and regulatory milestones totaling $160 million, of which $20 million was to be paid upon the successful completion of the proof of concept studies, and sales performance milestones totaling $175 million.

In addition, the amendment revised the royalty rates we were to have received under the original agreement. Under the original agreement, we were to receive a royalty based on annual net sales by AstraZeneca, its affiliates or sublicensees during the royalty term. The royalty rate varied based on the level of annual net sales of products made by AstraZeneca, its affiliates and sublicensees, ranging from the mid-single digits to the mid-teens. Under the Amendment, we will now receive a flat, low double digit royalty rate during the royalty term on annual net sales of products made by AstraZeneca, its affiliates and sublicensees, in the U.S. and royalties ranging from the mid-single digits to the high-teens on annual net sales of products made by AstraZeneca, its affiliates and sublicensees outside of the U.S. The amendment also revises the rate of reduction to the royalty rate based upon loss of market share due to generic competition inside and outside of the U.S. to account for the new royalty structure.

Our right to receive royalties from AstraZeneca for the sale of such products under the collaboration and license agreement, as amended, expires on a country-by-country basis upon the later of (a) expiration of the last-to-expire of certain patent rights relating to such products in that country, and (b) ten years after the first commercial sale of such products in such country.

We retain responsibility for the development and filing of the NDA for the product in the U.S. AstraZeneca is responsible for all development activities outside the U.S., as well as for all manufacturing, marketing, sales and distribution activities worldwide. We have agreed to bear all expenses related to certain specified U.S. development activities. All other development expenses, including all manufacturing-related expenses, will be paid by AstraZeneca. The agreement established joint committees with representation of both us and AstraZeneca to manage the development and commercialization of the product. The committees operate by consensus, but if consensus cannot be reached, we generally will have the deciding vote with respect to development activities required for marketing approval of the product in the U.S. and AstraZeneca generally will have the deciding vote with respect to any other matters.

The agreement, unless earlier terminated, will expire upon the payment of all applicable royalties for the products commercialized under the agreement. Either party has the right to terminate the agreement by notice in writing to the other party upon or after any material breach of the agreement by the other party, if the other party has not cured the breach within 90 days after written notice to cure has been given, with certain exceptions. The parties also can terminate the agreement for cause under certain defined conditions. In addition, AstraZeneca can terminate the agreement at will, for any reason or no reason, in its entirety or with respect to countries outside the U.S., upon 90 days' notice. If terminated at will, AstraZeneca will owe us a specified termination payment or, if termination occurs after the product is launched, AstraZeneca may, at its option, under and subject to the satisfaction of conditions specified in the agreement, elect to transfer the product and all rights to us.

***Valeant Pharmaceuticals North American (Valeant NA) (formerly Xcel Pharmaceuticals Inc.)***

In September 2003, we signed an agreement with Valeant NA for the further development and commercialization of MT 300. In March 2005, Valeant Pharmaceuticals International (Valeant International) acquired Valeant NA. Under the terms of the agreement, Valeant NA would have exclusive rights in the United States to commercialize MT 300 subject to certain minimum commercialization obligations. Pursuant to the terms of the agreement, Valeant NA paid us an upfront fee of $2.0 million. Upon certain future regulatory approvals, including the FDA's approvals relating to MT 300, and the achievement of a predetermined sales threshold on MT 300, potential milestone payments of up to $8.0 million would be due. Valeant NA is also obligated to pay us royalties on all combined net sales of MT 300 and Valeant NA's D.H.E. 45® (dihydroergotamine mesylate) Injection, upon commercialization of MT 300, until at least the expiration of the last to expire issued applicable patent (2020, based upon the scheduled expiration of the last to expire currently issued applicable patent), subject to reduction in certain instances of generic competition, or in the event that Valeant NA pays royalties to one or more third parties to license rights from such third parties to commercialize MT 300. The agreement terminates on the date of expiration of all royalty obligations (2020, based upon the scheduled expiration of the last to expire currently issued applicable patent) unless earlier terminated by either party for a material breach or in the event that either party determines not to pursue approval of MT 300, under the conditions described below. Under certain circumstances, the agreement provides for the terminating party to facilitate the assumption of its responsibilities by the non-terminating party. Generally, each party must indemnify the other for damages arising from such party's breach of its representations, warranties and obligations under the agreement, as well as for the gross negligence or willful misconduct by either party. Additionally, Valeant NA must indemnify us for damages arising from the development, manufacture or use of any product after the effective date of the agreement, while we must indemnify Valeant NA for any damages arising from such development, manufacture or use prior to the effective date. We must also indemnify Valeant NA for any use by us or any sub licensee of certain technology owned by Valeant NA.

Under the agreement, if we determine that additional studies or data that are required by the FDA for approval of the NDA for MT 300 would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300, we may elect to withdraw the NDA. If we notify Valeant of this situation and Valeant NA does not assume control of efforts to seek approval of the NDA, then, under the conditions outlined in the agreement, upon notice from Valeant NA the agreement will terminate and we would be required to pay Valeant NA a withdrawal fee of $1.0 million. If Valeant decides to assume development, it would be credited $1.0 million in development expense. Based upon our understandings from our most recent communications with the FDA and our understanding of the FDA's current standards for approval of migraine drugs, we believe it is not possible to reverse the not approvable status of the NDA for MT 300 and we have begun discussions regarding termination of our commercialization agreement with Valeant NA. In July 2005, we received a letter from Valeant NA seeking payment of the $1.0 million withdrawal fee. We do not believe that the withdrawal fee is payable based on our receipt of a not-approvable letter from the FDA with respect to our NDA for MT 300. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for in the agreement. We intend to vigorously defend our position under the agreement. At this time, it is not possible to determine if any withdrawal fee will be required to be paid to Valeant NA upon the ultimate resolution of this dispute.

Based upon the delays related to commercialization of MT 300 due to our receipt of the not-approvable letter for MT 300 and our efforts to address with the FDA the issues raised in that letter, we and Valeant NA had previously agreed to extend the time for certain activities under our agreement with Valeant NA that are dependent on the FDA's actions with respect to MT 300. In the event of termination of the agreement, these obligations will not be relevant. We can give no assurance that Valeant NA or Valeant International will agree to termination terms acceptable to us or that we will not be required to pay Valeant NA the withdrawal fee of $1.0 million described above.

**Manufacturing**

We currently have no manufacturing capability and we do not intend to establish internal manufacturing capabilities.

To date, we have entered into arrangements with third-party manufacturers for the supply of formulated and packaged clinical trial materials. We believe our current supplier agreements should be sufficient to complete our planned clinical trials. Under our agreements with GSK and AstraZeneca, it is the obligation of our partners to supply clinical trial material required to conduct clinical trials, as well as commercial supplies of products developed under those agreements. Use of third-party manufacturers enables us to focus on our clinical development activities, minimize fixed costs and capital expenditures and gain access to advanced manufacturing process capabilities and expertise. We also intend to enter into agreements with third-party manufacturers for the commercial scale manufacturing of our products.

In October 2001, we entered into a Commercial Supply Agreement with Lek Pharmaceuticals Inc., or Lek, a subsidiary of Novartis Pharma AG, under which Lek agreed to provide us with dihydroergotamine mesylate, or DHE, the active pharmaceutical ingredient of MT 300. We agreed to purchase DHE exclusively from Lek, which exclusivity is dependent upon Lek's ability to meet our supply requirements and certain other conditions. Lek may, upon 90 days' notice to us, convert its exclusive supply obligation under the agreement to a non-exclusive obligation. The agreement provides that we will pay Lek, under certain circumstances, a fee in addition to the agreed supply price for DHE, based on a percentage of MT 300 sales revenue. The initial term of the agreement terminates on the fifteenth (15th) anniversary of the date of the first commercial sale of MT 300, but is automatically renewed on an annual basis thereafter unless canceled or terminated. Either party may cancel the agreement upon a material breach. We may terminate the agreement if we elect to stop development or commercialization of MT 300, or after a period of time specified in the agreement. In addition, Lek may terminate the agreement after a certain period of time, under agreed transition, supply and know-how transfer provisions, if Lek decides to permanently cease the manufacture of DHE.

**Competition**

Competition for our migraine products that receive regulatory approval will come from several different sources. Because not all migraine attacks are of the same severity, a variety of oral, injectable and intranasal therapies are used to treat different types of migraine attacks. Attacks are often treated initially with simple over-the-counter analgesics, particularly if the patient is unable to determine if the attack is a migraine or some other type of headache. These analgesics include Excedrin Migraine®, which is approved for the pain associated with migraine. If over-the-counter remedies are unsuccessful, patients often turn to more potent prescription drugs, including triptans. According to IMS, in 2007, total triptan sales in the U.S. were approximately $2.3 billion. Imitrex, a triptan product marketed by GSK, had total U.S. sales of approximately $1.3 billion in 2007, according to IMS.

Narcotics such as codeine and drugs containing analgesic/narcotic combinations, along with other non-narcotic pain medications, are also used for the treatment of migraine. If approved, our migraine product candidates will most likely compete with one or more of these existing migraine therapeutics, as well as any therapies developed in the future. Based upon their current migraine portfolios, GSK, Merck & Co., AstraZeneca, Johnson & Johnson, Pfizer, Inc. and Endo Pharmaceuticals will be our principal competitors if our migraine product candidates are approved.

The competition for our PN products that receive regulatory approval will come from the oral NSAID market, or more specifically the traditional non-selective NSAIDs (such as naproxen and diclofenac), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Arthrotec® and Prevacid® NapraPAC™ ) and the only remaining COX-2 inhibitor, Celebrex®. The U.S. prescription market for oral solid NSAIDs was approximately $2.6 billion in 2007, of which 70% was accounted for by Celebrex, according to IMS. This market is continuing to undergo significant change, due to the voluntary withdrawal of Vioxx® by Merck & Co. in September 2004, the FDA-ordered withdrawal of Bextra® by Pfizer in April 2005 and the issuance and the issuance of a Public Health Advisory by the FDA in April 2005 stating that it would require that manufacturers of all prescription products containing NSAIDs provide warnings regarding the potential for adverse cardiovascular events as well as life-threatening gastrointestinal events associated with the use of NSAIDs. Moreover, subsequent to the FDA advisory committee meeting in February 2005 that addressed the safety of NSAIDs, and, in particular, the cardiovascular risks of COX-2 selective NSAIDs, the FDA has indicated that long-term studies evaluating cardiovascular risk will be required for approval of new NSAID products that may be used on an intermittent or chronic basis. However, based on a meeting with the FDA in September 2005, we believe, although we cannot guarantee, that long-term cardiovascular safety studies may not be required at this time for FDA approval of our PN product candidates containing naproxen.

Our potential lornoxicam product candidates include oral and injectable products addressing unmet needs in several markets in the pain category. According to IMS in 2007, the injectable non-narcotic analgesic market segments, where lornoxicam has potential applications, totaled $43 million (primarily ketorolac) in the U.S. The oral solid pain segments, where lornoxicam may have potential as a single entity or combination product, include the oral narcotic analgesic, oral NSAID/non-narcotic analgesic and oral muscle relaxant segments, which totaled approximately $5.3 billion, $3.1 billion, and $0.9 billion, respectively, in the U.S. in 2007 according to IMS.

The pharmaceutical and biopharmaceutical industries are intensely competitive and are characterized by rapid technological progress. Certain pharmaceutical and biopharmaceutical companies and academic and research organizations currently engage in, or have engaged in, efforts related to the discovery and development of new medicines for the treatment of migraine symptoms. Significant levels of research in chemistry and biotechnology occur in universities and other nonprofit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting skilled scientific talent.

Our ability to compete successfully will be based on our ability to create and maintain scientifically advanced technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our products, obtain required regulatory approvals and manufacture and successfully market our products either alone or through outside parties. Some of our competitors have substantially greater financial, research and development, manufacturing, marketing and human resources and greater experience than we do in product discovery, development, clinical trial management, FDA regulatory review, manufacturing and marketing, which may enable them to compete more effectively than we can.

**Patents and Proprietary Information**

We have obtained and intend to actively seek to obtain, when appropriate, protection for our products and proprietary technology by means of U.S. and foreign patents, trademarks and contractual arrangements. In addition, we rely upon trade secrets and contractual agreements to protect certain of our proprietary technology and products.

We have ten issued U.S. patents and three pending U.S. patent applications, as well as pending foreign patent applications or issued foreign patents, relating to our product candidates. We also have U.S. and foreign patent applications pending relating to novel product concepts. There can be no assurance that our patent applications will issue as patents or, with respect to our issued patents, that they will provide us with significant protection. The following provides a general description of our patent portfolio and is not intended to represent an assessment of claim limitations or claim scope.

***MT 400***

We have three issued U.S. patents and one pending U.S. application with claims relating to methods, compositions and therapeutic packages involving the use of certain NSAIDs and 5-HT receptor agonists in treating patients with migraine.

Outside of the U.S., we have issued patents in Australia, Canada, Europe, Hong Kong and Japan, and patent applications relating to our MT 400 technology pending in Japan. The expected expiration date of the issued patents relating to MT 400 is August 14, 2017.

Oppositions were filed against the issued European patent in October 2005 by Merck & Co., Inc. and Almirall Prodesfarma asserting that the European patent should not have been granted. We filed a response to these oppositions in May 2006, and in March 2007, the Opposition Division of the European Patent Office called for oral proceedings. During the oral proceedings and in the written opinion subsequently provided, the European Patent Office found that claims relating to combinations of sumatriptan and naproxen for the treatment of migraine were valid. However, broader claims relating to certain other 5-$HT_{1B/1D}$ agonists and long-acting NSAIDs were held to be insufficiently supported by the presently available technical evidence.

We also have an issued U.S. patent with claims relating to formulations of MT 400 which, we expect to expire in October 2025. We have additional pending U.S. and foreign patent applications with claims directed to formulations of MT 400 which, if issued, we expect to expire between December 2023 and March 2027.

***PN/PA***

We have issued patents in the U.S., Australia, Mexico and Eurasia, with claims directed to certain compositions containing a combination of acid inhibitors, including PPIs, and NSAIDs. The issued patents also have claims to treatment methods involving the use of such compositions. We have pending U.S. and foreign patent applications that also have claims to compositions containing acid inhibitors and NSAIDs and to various treatment methods involving such compositions. The issued U.S. patent will expire on February 28, 2023. We expect the foreign patents, as well as additional patents which issue from the pending applications, to expire on May 31, 2022.

***MT 100***

We have three issued U.S. patents with claims relating to dosage forms that can be used in administering metoclopramide and a long-acting NSAID to a patient with migraine headache and claims relating to various pharmaceutical compositions and treatment methods that can be used with migraine patients. Within these issued U.S. patents are also claims relating to a method of manufacturing a specific type of dosage form. We submitted one of our issued U.S. patents for reissue after determining that certain specified claims that are not central to our protection of MT 100 should not have been issued. A third party filed a protest regarding the reissuance of that MT 100 patent. In April 2006, we received an office action on the reissue application and, consistent with our decision not to devote further resources to the development of this product in the U.S., abandoned the reissue application in January 2007. We were issued patents in Australia, Europe, Japan, and Canada. Consistent with our decision not to devote further resources to the development of MT 100, we began abandoning MT 100 patents and patent applications worldwide during 2007, and expect to continue to do so throughout 2008.

***MT 300***

With respect to MT 300, we received U.S., as well as European, Australian and other foreign patents relating to a high potency formulation of DHE and formulations of DHE in a pre-filled syringe. The expected expiration date of all of the U.S. and foreign patents relating to MT 300 is March 15, 2020. We began abandoning our foreign issued patents and our pending foreign patent applications relating to MT 300 during 2006 and 2007.

***Exploratory Programs***

We have filed U.S. and international patent applications with claims directed to novel compositions and formulations for new product concepts that are currently in the exploratory stage. If we pursue these provisional applications into prosecution as regular patent applications, any patents which issue from these applications would be expected to expire between 2026 and 2028.

**Government Regulation**

The FDA and comparable regulatory agencies in foreign countries impose substantial requirements on the clinical development, manufacture and marketing of pharmaceutical product candidates. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record-keeping, approval and promotion of our product candidates. All of our product candidates will require regulatory approval before commercialization. In particular, therapeutic product candidates for human use are subject to rigorous preclinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act, or FFDCA, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time-consuming. Any failure by us or our collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approvals or in complying with other requirements could adversely affect the commercialization of product candidates then being developed by us and our ability to receive product or royalty revenues.

The steps required before a new drug product candidate may be distributed commercially in the U.S. generally include:

- conducting appropriate preclinical laboratory evaluations of the product candidate's chemistry, formulation and stability and preclinical studies in animals to assess the potential safety and efficacy of the product candidate;

- submitting the results of these evaluations and tests to the FDA, along with manufacturing information and analytical data, in an IND;

- initiating clinical trials under the IND and addressing any safety or regulatory concerns of the FDA;

- obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug into humans in clinical studies;

- conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the product candidate for the intended use, typically in the following three sequential, or slightly overlapping stages:

  ***Phase 1:*** The product is initially introduced into human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion;
  ***Phase 2:*** The product candidate is studied in patients to identify possible adverse effects and safety risks, to determine dosage tolerance and the optimal dosage, and to collect some efficacy data;
  ***Phase 3:*** The product candidate is studied in an expanded patient population at multiple clinical study sites, to confirm efficacy and safety at the optimized dose, by measuring primary and secondary endpoints established at the outset of the study;

- submitting the results of preclinical studies, and clinical trials as well as chemistry, manufacturing and control information on the product candidate to the FDA in a NDA; and

- obtaining FDA approval of the NDA prior to any commercial sale or shipment of the product candidate.

This process can take a number of years and require substantial financial resources. Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's fee schedule, effective on October 1, 2007 for the fiscal year 2008, the user fee for an application requiring clinical data, such as an NDA, is $1,178,000. PDUFA also imposes an annual product fee for marketed prescription drugs ($65,030), and an annual establishment fee ($392,700) on facilities used to manufacture prescription drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. However, there are no waivers for product or establishment fees.

The results of preclinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, product candidate supply and financial support.

Even after FDA approval has been obtained, further studies, including post-marketing studies, may be required. Results of post-marketing studies may limit or expand the further marketing of the products. If we propose any modifications to a product, including changes in indication, manufacturing process, manufacturing facility or labeling, a supplement to our NDA may be required to be submitted to the FDA and approved.

The FDA may also require testing and surveillance programs to monitor the effect of approved product candidates that have been commercialized, and the agency has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs. Upon approval, a product candidate may be marketed only in those dosage forms and for those indications approved in the NDA.

The status of the NDAs we have submitted to the FDA for Treximet, MT 100 and MT 300 is discussed above in "Status of Our Product Candidates and Exploratory Programs - MT 400/Treximet", "Status of Our Product Candidates and Exploratory Programs – MT 100" and "Status of Our Product Candidates and Exploratory Programs – MT 300."

In addition to obtaining FDA approval for each indication to be treated with each product candidate, each domestic product candidate manufacturing establishment must register with the FDA, list its product with the FDA, comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation, and permit and pass manufacturing plant inspections by the FDA. Moreover, the submission of applications for approval may require additional time to complete manufacturing stability studies. Foreign establishments manufacturing product for distribution in the U.S. also must list their product candidates with the FDA and comply with cGMP regulations. They are also subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

Any product candidates manufactured or distributed by us pursuant to FDA approvals are subject to extensive continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the product candidate. In addition to continued compliance with standard regulatory requirements, the FDA may also require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Adverse experiences with the product candidate must be reported to the FDA. Product approvals may be affected and even withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

The FFDCA also mandates that products be manufactured consistent with cGMP regulations. In complying with the cGMP regulations, manufacturers must continue to spend time, money and effort in production, record keeping, quality control, and auditing to ensure that the marketed product meets applicable specifications and other requirements. The FDA periodically inspects manufacturing facilities to ensure compliance with cGMP regulations. Failure to comply subjects the manufacturer to possible FDA action, such as warning letters, suspension of manufacturing, seizure of the product, voluntary recall of a product or injunctive action, as well as possible civil penalties. We currently rely on, and intend to continue to rely on, third parties to manufacture our compounds and product candidates. These third parties will be required to comply with cGMP regulations.

Products manufactured in the U.S. for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of manufacturing and marketing. Such requirements can vary significantly from country to country.

We and our contractors are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use of and disposal of hazardous or potentially hazardous substances used in connection with our research work. Although we believe that safety procedures employed for handling and disposing of such materials comply with current federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated.

Before a medicinal product can be supplied in the European Union, or EU, it must first be granted a marketing authorization. There are three routes by which this may be achieved: the centralized procedure whereby a single European license is granted by the European Commission permits the supply of the product in question throughout the EU or the decentralized, or DC, or mutual recognition, or MRP, procedures through which the views of one national authority (Reference Member State, or RMS) are "recognized" by other authorities (Concerned Member States, or CMS) when conducting their reviews; the DC applies if the medicinal product in question has not yet received a marketing authorization in any member state at the time of the application whereas the MRP applies to a currently approved medicinal product. These latter two processes lead to individual licenses in each member state for the supply of products in that country only. The centralized route is compulsory for biotechnology products and is optional for certain so-called 'high technology' products and products containing entirely new active substances. All products which are not authorized by the centralized route must be authorized by the DC or MRP unless the product is designed for use in a single country in which case a National Application can be made.

In the UK, the regulation of medicinal products is governed by the Medicines Act of 1968 and subsequent delegated legislation. Essentially all applications, which must include full details of the product and the research that has been carried out to establish its efficacy, safety and quality, must be presented for review by the competent authority, the MHRA.

The MHRA will assess the data presented to ensure that the product satisfies the appropriate requirements for efficacy, safety and quality. They may seek additional evaluation by an advisory committee, the Commission on Human Medicines. The Commission on Human Medicines may, if it wishes, advise the MHRA to refuse an application.

Fixed combination medicinal products that incorporate two previously approved active ingredients, such as certain of our combination product candidates, are only considered acceptable by the MHRA if the proposed combination is based on valid therapeutic principles. The possibility of interactions between the substances is assessed and to establish that either interactions do not occur, or if they do occur, they are clearly established and defined. Furthermore, special safety and efficacy requirements apply to fixed combination products in that the dosage of each active ingredient within the combination product must have a documented contribution within the combination and the combination should demonstrate a level of efficacy above that achieved by a single substance with an acceptable safety profile.

The status of our MAA for MT 100 is discussed above under "Status of Our Product Candidates and Exploratory Programs — MT 100."

In making an application for a new medicinal product not governed compulsorily by the centralized procedure, typically use will be made of the DC although the MRP would be used if a marketing authorization were first secured in an RMS. The procedural steps for the DC and the MRP are governed by Directive 2001/83/EC, as amended, and are described in the Notice to Applicants, Volume 2A Chapter 2 - Mutual Recognition (updated version - November 2005). The procedures provide for set time periods for each process (DC - 120 days; MRP – 90 days) but if consensus is not reached between all the CMS and the RMS in that time, the application is referred to arbitration through the Co-ordination Group for Mutual Recognition and Decentralized Procedures, or CMD, with referral to the Committee for Human Medicinal Products, or CHMP. If a referral is made, the procedure is suspended; marketing of the product would only be possible in the RMS in the case of an MRP. The opinion of the CMD/CHMP, which is binding, could support or reject the objections or alternatively reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may require the delivery of additional data.

Once granted, any Marketing Authorization Application, or MAA, remains subject to pharmacovigilance and all competent authorities have the power to vary, suspend or revoke an MAA on grounds of safety.

The extent of U.S. and foreign government regulation which might result from future legislation or administrative action cannot be accurately predicted. For example, in the U.S., although the Food and Drug Administration Modernization Act of 1997 modified and created requirements and standards under the FFDCA with the intent of facilitating product development and marketing, the FDA is still in the process of developing regulations implementing the Food and Drug Administration Modernization Act of 1997. Consequently, the actual effect of these and other developments on our own business is uncertain and unpredictable.

**Corporate Information**

We were incorporated in Delaware on September 25, 1996. Our principal offices are located in the Exchange Office Building at 1414 Raleigh Road, Suite 400, Chapel Hill, NC 27517. Our telephone number is (919) 913-1030. We maintain a website at www.pozen.com and make available free of charge through this website our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also similarly make available, free of charge on our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. We are not including the information contained at www.pozen.com, or at any other Internet address as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

In addition, we make available on our website (i) the charters for the committees of our Board of Directors, including the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and (ii) our Code of Business Conduct and Ethics governing our directors, officers and employees. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and The NASDAQ Stock Market.

**Employees**

As of January 31, 2008, we had a total of 35 full-time employees. All of our current employees are based at our headquarters in Chapel Hill, North Carolina. Of our 35 employees, 19 hold advanced degrees, including nine with M.D., Pharm.D. or Ph.D. degrees.

**Officers and Key Employees**

Our current officers and key employees, and their ages as of February 1, 2008, are as follows:

| Name | Age | Position |
|---|---|---|
| John R. Plachetka, Pharm.D. | 54 | Chairman, President and Chief Executive Officer |
| William L. Hodges | 53 | Senior Vice President, Finance and Administration, Chief Financial Officer |
| Marshall E. Reese, Ph.D. | 62 | Executive Vice President, Product Development |
| Gilda M. Thomas | 53 | Senior Vice President, General Counsel |
| John E. Barnhardt | 58 | Vice President, Finance & Administration |
| Everardus Orlemans , Ph.D. | 51 | Senior Vice President, Clinical Research |
| John G. Fort, M.D. | 53 | Chief Medical Officer |

John R. Plachetka, Pharm.D. is Chairman of the Board of Directors, a co-founder, President and Chief Executive Officer of POZEN and has held such positions since our inception in 1996. Prior to founding POZEN, Dr. Plachetka was Vice President of Development at Texas Biotechnology Corporation from 1993 to 1995 and was President and Chief Executive Officer of Clinical Research Foundation-America, a leading clinical research organization, from 1990 to 1992. From 1981 to 1990, he was employed at Glaxo Inc. Dr. Plachetka received his B.S. in Pharmacy from the University of Illinois College of Pharmacy and his Doctor of Pharmacy from the University of Missouri-Kansas City.

William L. Hodges joined POZEN in August 2004 as Senior Vice President of Finance and Administration and Chief Financial Officer. Mr. Hodges began his career in the pharmaceutical industry with Burroughs Wellcome Co. in 1985. In 1991, he moved to London and worked in Group Finance for the Wellcome Foundation, Ltd. within Group Finance. Mr. Hodges worked on mergers and acquisitions and was Regional Controller for Northern Europe and Japan. In 1993, he returned to Burroughs Wellcome in North Carolina as Director of Procurement. Mr. Hodges was Vice President, Corporate Planning and Business Support at GlaxoWellcome before being appointed acting Senior Vice President and CFO for the fifteen months leading up to the merger between GlaxoWellcome plc and SmithKline Beecham plc which was completed in December of 2000. Prior to joining POZEN, Mr. Hodges was Senior Vice President and CFO of Pergo, Inc. located in Raleigh, North Carolina. Mr. Hodges received his B.S. from the University of North Carolina at Chapel Hill and is a Certified Public Accountant.

Marshall E. Reese, Ph.D. joined POZEN in October 2004 as Executive Vice President of Product Development. From July 1999 to July 2003, Dr. Reese was employed at the Swiss-based pharmaceutical company Novartis as Senior Vice President and Global Head of Research and Development, Consumer Health Care. Prior to joining Novartis in 1999, Dr. Reese held several senior executive positions at Glaxo Inc. and GlaxoWellcome, including Vice President of Global OTC Development and Manufacturing with GlaxoWellcome, based in the United States, and Vice President of Development Planning and International OTC Strategies for Glaxo and GlaxoWellcome, in both the United States and the United Kingdom. Dr. Reese received his B.S., M.S., and Ph.D. degrees from the University of Tennessee at Knoxville. Dr. Reese has informed the Company of his intention to retire later in 2008.

Gilda M. Thomas joined POZEN in January of 2007 as Senior Vice President and General Counsel. Prior to joining POZEN, Ms. Thomas was Vice President, General Counsel and company secretary at EMD Pharmaceuticals, Inc., an affiliate of Merck KGaA, Darmstadt, Germany from July 2001 to December 2006. Prior to joining EMD, she spent 14 years at Burroughs Wellcome Co., which merged into Glaxo Welcome, Inc. At Glaxo Wellcome Ms. Thomas was Associate General Counsel responsible for the 13 member corporate section of the legal department. Ms. Thomas received her J.D. from Harvard Law School, a M.S. from Simmons College and a B.S. degree from Wellesley College.

John E. Barnhardt, joined POZEN in 1997 as Vice President, Finance and Administration and Principal Accounting Officer. Prior to joining POZEN, Mr. Barnhardt held finance and accounting positions with publicly traded companies beginning in 1988. These positions included Chief Financial Officer of Medco Research, Inc., engaged in the research and development of pharmaceutical products primarily for the diagnosis and treatment of cardiovascular disease, and Principal

Accounting Officer of Microwave Laboratories, Inc., a defense contractor developing and manufacturing traveling wave tubes for electronic countermeasure systems. Mr. Barnhardt received his B.S. in Zoology from North Carolina State University, and while employed at Ernst & Ernst (now Ernst & Young LLP), became a Certified Public Accountant.

Everardus Orlemans, Ph.D. joined POZEN in November 2005 as Vice President, Clinical Research and was promoted to Senior Vice President, Clinical Research in August 2007. Dr. Orlemans began his professional career with Organon NV, a pharmaceutical company based in the Netherlands, before transferring to its U.S. subsidiary, Organon Pharmaceuticals USA, Inc., where his most recent position was Executive Director of the Clinical Development Unit. Dr. Orlemans was an employee of Organon NV and/or its U.S. Subsidiary from October 1988 to March 2005. He received a M.S. in Chemistry from Catholic University of Nijmegen in the Netherlands and his Ph.D. degree from the University of Twente, also located in the Netherlands.

John G. Fort, M.D. joined POZEN in July 2007 as Chief Medical Officer. Prior to joining POZEN, Dr. Fort was Vice President, Medical Affairs at Adolor Corporation and held positions with Pfizer Inc., including Vice President, Medical Affairs, and was Vice President, Arthritis and Pain at G.D. Searle & Co., Monsanto Corporation from September 1994 to December 2003. Prior to joining the pharmaceutical industry, he was an Associate Professor of Medicine at Thomas Jefferson University, Division of Rheumatology. Dr. Fort received his M.D. from the University of Valencia Faculty of Medicine and is board certified in internal medicine with a subspecialty certification in rheumatology.

## Item 1A. Risk Factors

Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. You should recognize that other significant risks and uncertainties may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. Certain risks and uncertainties, including ones that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also affect our business. If any of the risks described below actually occur, our business, financial condition or results of operations could be materially and adversely affected.

### *Risks Related to Our Business*

**We depend heavily on the success of our product candidates, which may never be approved for commercial use. If we are unable to develop, gain approval of or commercialize those product candidates, we will never receive revenues from the sale of our product candidates.**

We anticipate that for the foreseeable future our ability to achieve profitability will be dependent on the successful development, approval and commercialization of our current product candidates. Many factors could negatively affect our ability to obtain regulatory approval for our product candidates. For example, in June 2006 we received an approvable letter relating to our NDA for Treximet, in which the FDA requested additional safety information on Treximet, some of which required new studies. We submitted a full response to the FDA's approvable letter in November 2006. In December 2006, the FDA told us the full response was not a complete submission and requested that we provide additional analyses and supporting information relating to the data we submitted in our November 2006 response. The FDA also indicated that it was necessary to provide a complete and accurate presentation of these data which had to sufficiently address their safety concerns, including cardiovascular safety. We worked with GSK to compile and format the additional data requested by the FDA and delivered a revised full response to the FDA in early February 2007. On August 1, 2007, we received a second approvable letter from the FDA for Treximet. In that letter, the FDA requested that we further address the FDA's concern about the product's potential for genotoxicity. The companies met with the FDA in September and filed a response to the second approvable letter in October 2007. The FDA notified us that it considered the response to be a complete, Class II response (six month review) which could result in a new decision date of April 15, 2008. In addition, we conducted a seven day clinical evaluation of the genotoxic potential of Treximet in human volunteers, the results of which were submitted to the FDA on January 14, 2008. We believe that the submission of this additional data will not result in any change to the April 15, 2008 decision date; however, the FDA could decide to extend the date in order to have additional time to review this data. There are no guarantees that the FDA will find our response to the second approvable letter to be sufficient, that further testing in addition to the short-term study in human volunteers we have conducted will not be needed to address the FDA's concerns described in the second approvable letter or to address other issues the FDA may raise in the future, that additional warnings will not be required on the product labeling, or that the FDA will approve the NDA. In the event that additional clinical trials or other research and development activities are required, under our agreement, GSK will be responsible for the costs of such additional trials or activities, except for our personnel-related costs. Further, we have no assurance that GSK will continue with the development of the product in the event of additional delays in obtaining marketing approval.

In addition to the inability to obtain regulatory approval, many other factors could negatively affect the success of our efforts to develop and commercialize our product candidates, including those discussed in the risk factors that follow as well as negative, inconclusive or otherwise unfavorable results from any studies or clinical trials, such as those that we obtained with respect to MT 500, which led to our decision to discontinue development of that product candidate in 2002.

**We have incurred losses since inception and we may continue to incur losses for the foreseeable future. We do not have a current source of product revenue.**

We have incurred significant losses since our inception. As of December 31, 2007, we had an accumulated deficit of approximately $127.2 million. Our ability to receive product revenue from the sale of products is dependent on a number of factors, principally the development, regulatory approval and successful commercialization of our product candidates. We expect that the amount of our operating losses will fluctuate significantly from quarter to quarter principally as a result of increases and decreases in our development efforts and the timing of payments that we may receive from others. We expect to continue to incur significant operating losses and do not know when, if and to what extent we will generate product revenue.

Our only current potential sources of revenue are the payments that we may receive pursuant to our collaboration agreements with GSK and AstraZeneca. Our remaining milestone payments under our collaboration agreement with GSK related to Treximet are payable upon FDA approval and notification of GSK's intent to commercialize Treximet, receipt of which will be delayed as a result of our receipt of a second approvable letter for the product on August 1, 2007. Further, we may have to pay Valeant NA a $1.0 million withdrawal fee if we do not prevail in our current dispute with them as to whether the withdrawal fee is payable. This amount is currently reflected in our financial statements as deferred revenue and will never be recognized as revenue if repaid.

**Changes in regulatory approval policy or statutory or regulatory requirements, or in the regulatory environment, during the development period of any of our product candidates may result in delays in the approval, or rejection, of the application for approval of one or more of our product candidates. If we fail to obtain approval, or are delayed in obtaining approval, of our product candidates, our ability to generate revenue will be severely impaired.**

The process of drug development and regulatory approval for product candidates takes many years, during which time the FDA's interpretations of the standards against which drugs are judged for approval may evolve or change. The FDA can also change its approval policies based upon changes in laws and regulations. In addition, it can decide, based on its then current approval policies, any changes in those policies and its broad discretion in the approval process, to weigh the benefits and the risks of every drug candidate. As a result of any of the foregoing, the FDA may decide that the data we submit in support of an application for approval of a drug candidate are insufficient for approval. Further, changes in policy or interpretation may not be the subject of published guidelines and may therefore be difficult to evaluate. For example, the FDA has not recently published guidelines for the approval of new migraine therapies, and we have had to rely on periodic guidance from the FDA obtained in conversations and other meetings, the content of which may be subject to significant modification over the period of a drug's development program. There is also the risk that we and the FDA may interpret such guidance differently.

Further, additional information about the potential risks of marketed drugs may affect the regulatory approval environment, or the FDA's approval policies, for new product candidates. For example, in February 2005 an advisory committee convened by the FDA met to address the potential cardiovascular risks of COX-2 selective NSAIDs and related drugs in response to disclosures made about possible adverse effects from the use of some of these drugs. On April 7, 2005 the FDA issued a Public Health Advisory, or the Advisory, based, in part, upon the recommendations of the advisory committee. The Advisory stated that it would require that manufacturers of all prescription products containing NSAIDs provide warnings regarding the potential for adverse cardiovascular events as well as life-threatening gastrointestinal events associated with the use of NSAIDs. Moreover, subsequent to the FDA advisory committee meeting in February 2005, the FDA has indicated that long-term studies evaluating cardiovascular risk will be required for approval of new NSAID products that may be used on an intermittent or chronic basis. For example, we believe that long-term cardiovascular safety studies will be required for NDA approval of any oral lornoxicam product candidate we may develop. We do not know to what extent the FDA's actions may otherwise adversely affect or delay the approvability of our Treximet, PN or other product candidates that contain NSAIDs.

**If we, or our current or future collaborators, do not obtain and maintain required regulatory approvals for one or more of our product candidates, we will be unable to commercialize those product candidates. Further, if we are delayed in obtaining or unable to obtain, any required approvals, our collaborators may terminate, or be entitled to terminate, their agreements with us or reduce or eliminate their payments to us under these agreements or we may be required to pay termination payments under these agreements.**

Our product candidates under development are subject to extensive domestic and foreign regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertisement, promotion, sale and distribution of pharmaceutical products in the United States. In order to market our products abroad, we must comply with extensive regulation by foreign governments. If we are unable to obtain and maintain FDA and foreign government approvals for our product candidates, we, alone or through our collaborators, will not be permitted to sell them. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing that product candidate. Except for MT 100, which had been approved for sale in the UK, but for which the MAA has been withdrawn, none of our product candidates have been approved for sale in the U.S. or any foreign market and they may never be approved. For example, we have received two approvable letters relating to our NDA for Treximet which have communicated FDA's concerns that have delayed marketing approval. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. In June 2006, we received the first approvable letter in which the FDA requested additional safety information on Treximet, and in August 2007, we received a second approvable letter in which the FDA requested that we address their concern about the potential implications from one preclinical in vitro chromosomal aberration study in which a signal for genotoxicity was seen for the combination of naproxen sodium and sumatriptan. We have also previously received not-approvable letters from the FDA relating to our NDAs for MT 100 and MT 300.

In the U.S., a separate NDA or supplement must be filed with respect to each indication for which marketing approval of a product is sought. Each NDA, in turn, requires the successful completion of preclinical, toxicology, genotoxicity and carcinogenicity studies, as well as clinical trials demonstrating the safety and efficacy of the product for that particular indication. We may not receive regulatory approval of any of the NDAs that we file with the FDA or of any approval applications we may seek in the future outside the U.S.

Further, our current or future collaboration agreements may terminate, or require us to make certain payments to our collaborators, or our collaborators may have the right to terminate their agreements with us or reduce or eliminate their payments to us under these agreements, based on our inability to obtain, or delays in obtaining, regulatory approval for our product candidates. For example, under our PN collaboration agreement with AstraZeneca, AstraZeneca has the right to terminate the agreement if certain delays occur or specified development and regulatory objectives are not met. Both AstraZeneca and GSK have the right to terminate their respective agreement with us upon 90 days notice for any reason. Further, under our MT 300 collaboration agreement with Valeant NA, we may elect to withdraw the NDA, if we determine that additional studies or data that are required by the FDA for approval of the NDA would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300. If we notify Valeant NA of this situation and Valeant NA elects not to assume control of efforts to seek approval of the NDA, then upon notice from Valeant, the agreement would terminate and we would be required to pay to Valeant NA a withdrawal fee of $1.0 million. Based on the not-approvable letter received from the FDA with respect to MT 300, we began discussions regarding termination of our commercialization agreement with Valeant NA. In July 2005, we received a letter from Valeant NA seeking payment of the $1.0 million withdrawal fee required under certain conditions under the agreement. We do not believe that the withdrawal fee is payable based on our receipt of a not-approvable letter from the FDA with respect to our NDA for MT 300. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for in the agreement. We can give no assurance that Valeant NA will agree to termination terms acceptable to us or that we will not be required to pay Valeant NA the $1.0 million withdrawal fee.

If we or our contract manufacturers do not maintain required regulatory approvals, we may not be able to commercialize our products. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug's use, or upon the conduct of further studies, and is subject to continuous review. The FDA may also require us to conduct additional post-approval studies. These post-approval studies may include carcinogenicity studies in animals or further human clinical trials. The later discovery of previously unknown problems with the product, manufacturer or manufacturing facility may result in criminal prosecution, civil penalties, recall or seizure of products, or total or partial suspension of production, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product is seized or recalled, we would be unable to sell that product and therefore would not receive any revenues from that product.

We and our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation.

Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our product candidates, and are subject to additional FDA inspection. We, or our third-party manufacturers, may not be able to comply with cGMP regulations or other FDA regulatory requirements, which could result in a delay or an inability to manufacture the products. If we or our partners wish or need to identify an alternative manufacturer, delays in obtaining FDA approval of the alternative manufacturing facility could cause an interruption in the supply of our products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of unapproved products as well as the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA's interpretation of them may limit our or our partners' ability to market products for which we gain approval. Failure to comply with these requirements can result in federal and state regulatory enforcement action. Further, we may not obtain the labeling claims we or our partners believe are necessary or desirable for the promotion of our product candidates.

**Our reliance on collaborations with third parties to develop and commercialize our products is subject to inherent risks and may result in delays in product development and lost or reduced revenues, restricting our ability to commercialize our products and adversely affecting our profitability.**

Under our current strategy, and for the foreseeable future, we expect to depend upon collaborations with third parties to develop our product candidates and we expect to depend substantially upon third parties to commercialize our products. As a result, our ability to develop, obtain regulatory approval of, manufacture and commercialize our existing and any future product candidates depends upon our ability to maintain existing, and enter into and maintain new, contractual and collaborative arrangements with others. We also engage, and intend in the future to continue to engage, contract manufacturers and clinical trial investigators.

In addition, the identification of new compounds or product candidates for development has led us, and may continue to require us, to enter into license or other collaborative agreements with others, including pharmaceutical companies and research institutions, such as our license and development agreement with Nycomed pursuant to which we obtained an exclusive license to certain rights to develop, manufacture and commercialize products containing lornoxicam. Such collaborative agreements for the acquisition of new compounds or product candidates would typically require us to pay license fees, make milestone payments and/or pay royalties. Furthermore, these agreements may result in our revenues being lower than if we developed our product candidates ourselves and in our loss of control over the development of our product candidates.

Contractors or collaborators may have the right to terminate their agreements with us or reduce their payments to us under those agreements on limited or no notice and for reasons outside of our control. We currently have a collaboration with GSK for the development and commercialization of certain triptan combinations using our MT 400 technology, including Treximet, in the U.S., a global collaboration with AstraZeneca for the development and commercialization of proprietary combinations of gastroprotective agents and naproxen, and a collaboration with Valeant NA in the U.S. for the development and commercialization of MT 300. In these collaboration agreements, as well as under our lornoxicam license agreement with Nycomed described above, our collaborators have the right to terminate the agreement upon a default by us. In addition, GSK and AstraZeneca are entitled to terminate their respective agreements with us upon 90 days' notice for any reason. Additionally, both GSK and AstraZeneca have the right to reduce the royalties on net sales of products payable to us under their respective agreements if generic competitors attain a pre-determined share of the market for products marketed under the agreements, or if either GSK or AstraZeneca must pay a royalty to one or more third parties for rights it licenses from those third parties to commercialize products marketed under the agreements. AstraZeneca is also entitled to terminate its agreement with us if certain delays occur or specified development or regulatory objectives are not met. Valeant NA is entitled to terminate its agreement with us and a $1.0 million withdrawal fee payable by us in the event we choose to withdraw the NDA if we determine that additional studies or data that are required by the FDA for approval of the NDA would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300. Due to our belief that the FDA will not approve the NDA for MT 300, we began discussions with Valeant NA regarding termination of our agreement. Valeant NA has demanded payment of the $1.0 million withdrawal fee, which POZEN is disputing.

If our current or future licensees exercise termination rights they may have, or if these license agreements terminate because of delays in obtaining regulatory approvals, or for other reasons, and we are not able to establish replacement or additional research and development collaborations or licensing arrangements, we may not be able to develop and/or commercialize our product candidates. Moreover, any future collaborations or license arrangements we may enter into may not be on terms favorable to us.

A further risk we face with our collaborations is that business combinations and changes in the collaborator or their business strategy may adversely affect their willingness or ability to complete their obligations to us.

Our current or any future collaborations or license arrangements ultimately may not be successful. Our agreements with collaborators typically allow them discretion in electing whether to pursue various regulatory, commercialization and other activities or with respect to the timing of the development, such as our agreement with GSK under which GSK determined, among other things, the exact formulation and composition of the product candidates using our MT 400 technology for use in the Treximet clinical trials. Similarly, under our agreement with AstraZeneca, AstraZeneca has the right to manufacture clinical trial material itself or through a third party. If any collaborator were to breach its agreement with us or otherwise fail to conduct collaborative activities in a timely or successful manner, the pre-clinical or clinical development or commercialization of the affected product candidate or research program would be delayed or terminated. Any delay or termination of clinical development or commercialization, such as the delay in FDA approval we are currently experiencing as a result of approvable letters we received from the FDA in June 2006 and August 2007 related to our Treximet NDA, would delay or possibly eliminate our potential product revenues. Further, our collaborators may be able to exercise control, under certain circumstances, over our ability to protect our patent rights under patents covered by the applicable collaboration agreement. For example, under our collaboration agreements with GSK and AstraZeneca, GSK and AstraZeneca each has the first right to enforce our patents under their respective agreements and would have exclusive control over such enforcement litigation.

Other risks associated with our collaborative and contractual arrangements with others include the following:

- we may not have day-to-day control over the activities of our contractors or collaborators;
- our collaborators may fail to defend or enforce patents they own on compounds or technologies that are incorporated into the products we develop with them;
- third parties may not fulfill their regulatory or other obligations;
- we may not realize the contemplated or expected benefits from collaborative or other arrangements; and
- disagreements may arise regarding a breach of the arrangement, the interpretation of the agreement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development of our product candidates and/or the commercialization of our products or reduction in the milestone payments we receive from our collaborators, or could result in our not being able to commercialize our products. Further, disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success may depend upon the success and performance on the part of these third parties. If we fail to maintain these relationships or establish new relationships as required, development of our product candidates and/or the commercialization of our products will be delayed or may never be realized.

**A collaborator may withdraw support or cease to perform work on our product candidates if the collaborator determines to develop its own competing product candidate or other product candidates instead.**

We have entered into collaboration and license agreements, and expect to continue to enter into such agreements, with companies that have products and are developing new product candidates that compete or may compete with our product candidates or which have greater commercial potential. If one of our collaborators should decide that the product or a product candidate that the collaborator is developing would be more profitable for the collaborator than our product candidate covered by the collaboration or license agreement, the collaborator may withdraw support for our product candidate or may cease to perform under our agreement. In the event of a termination of the collaborator's agreement upon such cessation of performance, we would need to negotiate an agreement with another collaborator in order to continue the development and commercialization efforts for the product candidate. If we were unsuccessful in negotiating another agreement, we might have to cease development activities of the particular product candidate. For example, our development and commercialization agreement with GSK is subject to this risk. GSK has publicly disclosed that it is exploring the development of several compounds for the treatment of migraine. If GSK decides to focus its development and commercialization efforts on its own products rather than continuing to work with us on Treximet or any other product candidates that may be developed under the agreement, it has the ability to terminate our agreement upon 90 days' written notice. In such a case, we would need to enter into a new development and commercialization agreement and would need to start the development process all over again. If we were able to negotiate a new development and commercialization agreement to develop our MT 400 technology, which is not certain, we would face delays and redundant expenses in that development.

**We need to maintain current agreements and enter into additional agreements with third parties that possess sales, marketing and distribution capabilities, or establish internally the capability to perform these functions, in order to successfully market and sell our future drug products.**

We have no sales or distribution personnel or capabilities. If we are unable to maintain current collaborations or enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to provide those capabilities, or, alternatively, we are unable to develop internally sales and distribution capabilities, we will not be able to successfully commercialize our products. To the extent that we enter into marketing and sales agreements with third parties, our revenues, if any, will be affected by the sales and marketing efforts of those third parties. Further, we cannot guarantee that, should we elect to develop our own sales and distribution capabilities, we would have sufficient resources to do so, or would be able to hire the qualified sales and marketing personnel we would need.

**Because we do not believe it is possible to convince the FDA to reverse its conclusion as stated in its not-approvable letter for MT 300, we do not expect to receive any revenue from sales of MT 300 in the U.S.**

In October 2003, we received a not-approvable letter from the FDA related to our NDA for MT 300. The letter was issued based on the FDA's conclusion that we had not submitted substantial evidence of effectiveness for MT 300 as an acute treatment for migraine. The FDA noted that, although MT 300 provided a statistically significant improvement over placebo on the pre-defined endpoint of sustained pain relief at 24 hours post dose as well as relief of pain at two hours post dose, MT 300 failed to achieve statistical significance versus placebo for the relief of all of the ancillary symptoms of migraine (nausea, photophobia and phonophobia) at two hours. Further, the FDA noted that the incidence of nausea, one of the associated symptoms of migraine, was statistically significantly higher following MT 300 treatment versus placebo at two hours. After our receipt of the not-approvable letter, we had continuing communications with the FDA regarding the MT 300 NDA. Based upon our understandings from our most recent communications with the FDA and our understanding of the FDA's current standards for approval of migraine drugs, we do not believe it is possible to reverse the not approvable status of the MT 300 NDA. Therefore, we do not believe that we will receive any revenue from sales of MT 300 in the U.S.

**We need to conduct preclinical, toxicology, genotoxicity and carcinogenicity and other safety studies, and clinical trials for our product candidates. Any negative or unanticipated results, unforeseen costs or delays in the conduct of these studies or trials, or the need to conduct additional studies or trials or to seek to persuade the FDA to evaluate the results of a study or trial in a different manner, could cause us to discontinue development of a product candidate or reduce, delay or eliminate our receipt of potential revenues for one or more of our product candidates and adversely affect our ability to achieve profitability.**

Generally, we must demonstrate the efficacy and safety of our product candidates before approval to market can be obtained from the FDA or the regulatory authorities in other countries. Our existing and future product candidates are and will be in various stages of clinical development. Depending upon the type of product candidate and the stage of the development process of a product candidate, we will need to complete preclinical, toxicology, genotoxicity and carcinogenicity and other safety studies, as well as clinical trials, on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. For example, long-term cardiovascular safety studies, such as those the FDA has indicated will be required for approval of certain product candidates containing NSAIDs, typically take approximately three years. In addition, we rely on third parties to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our development programs.

It should be noted that the results of any of our preclinical and clinical trial testing are not necessarily predictive of results we will obtain in subsequent or more extensive clinical trials or testing. This may occur for many reasons, including, among others, differences in study design, including inclusion/exclusion criteria, the variability of patient characteristics, including patient symptoms at the time of study treatment, the larger scale testing of patients in later trials, or differences in formulation or doses of the product candidate used in later trials. For example, our results from the first of our two Phase 3 pivotal clinical trials of Treximet differed from the results of our second Phase 3 clinical trial and from the Phase 2 proof-of-concept trial of MT 400 that we conducted prior to entering into our collaboration with GSK. Whereas in the Phase 2 trial statistical significance was reached at two hours over placebo in the relief of all associated symptoms of migraine (nausea, photophobia and phonophobia), in the first Phase 3 study Treximet failed to achieve statistical significance at two hours compared to placebo in the relief of nausea. In the second Phase 3 pivotal clinical trial, Treximet demonstrated superiority over the individual components measured by sustained pain-free response ($p<0.001$ vs. naproxen; $p=0.009$ vs. sumatriptan) and met all other regulatory endpoints versus placebo.

The successful completion of any of our clinical trials depends upon many factors, including the rate of enrollment of patients. If we are unable to recruit sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. We also rely on the compliance of our clinical trial investigators with FDA regulatory requirements and noncompliance can result in disqualification of a clinical trial investigator and data that is unusable. In addition, the FDA or Institutional Review Boards may require us to conduct additional trials or delay, restrict or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Further, even though we may have completed all clinical trials for a product candidate that were planned for submission in support of a marketing application, we may be required to conduct additional clinical trials, studies or investigations or to submit additional data to support our marketing applications. In addition, we and/or our marketing or development partners may determine that pre-approval marketing support studies should be conducted. Unanticipated adverse outcomes of such studies, including recognition of certain risks to human subjects, could a have material impact on the approval of filed or planned market applications or could result in limits placed on the marketing of the product. We may also determine from time to time that it would be necessary to seek to provide justification to the FDA or other regulatory agency that would result in evaluation of the results of a study or clinical trial in a manner that differs from the way the regulatory agency initially or customarily evaluated the results. In addition, we may have unexpected results in our preclinical or clinical trials or other studies that require us to reconsider the need for certain studies or trials or cause us to discontinue development of a product candidate. For example, in reviewing our NDA for Treximet, the FDA has expressed concern about the potential implications from one preclinical in vitro chromosomal aberration study, one of four standard genotoxicity assays, in which genotoxicity was seen for the combination of naproxen sodium and sumatriptan. While we submitted data from additional pre-clinical studies conducted by GSK to the FDA and from a short-term clinical study in healthy human volunteers, we have no guarantee that such data will adequately address the FDA's concerns.

Once submitted, an NDA requires FDA approval before the product described in the application can be distributed or commercialized. Even if we determine that data from our clinical trials, toxicology, genotoxicity and carcinogenicity studies are positive, we cannot assure you that the FDA, after completing its analysis, will not determine that the trials or studies should have been conducted or analyzed differently, and thus reach a different conclusion from that reached by us, or request that further trials, studies or analyses be conducted. For example, the FDA requested additional safety information on Treximet in the approvable letter we received in June 2006 relating to our NDA for Treximet, which required conduct of additional studies. We submitted a full response to the FDA's approvable letter in November 2006, but were told by the FDA that it was not a complete submission and that additional analyses and supporting information relating to the new data were required. The FDA also indicated that it was necessary to provide a complete and accurate presentation of these data which must sufficiently address their safety concerns, including cardiovascular safety. We worked with GSK to compile and format the additional data requested by the FDA and delivered a revised full response to the FDA in early February 2007. On August 1, 2007, we received a second approvable letter in which the FDA raised an additional concern about the potential implications from one preclinical in vitro chromosomal aberration study, one of four standard genotoxicity assays, in which genotoxicity was seen for the combination of naproxen sodium and sumatriptan.

Further, although we believe that we provided the necessary data to support approval of the NDAs for MT 100 and MT 300, the FDA issued not-approvable letters for the MT 100 and MT 300 NDAs in May 2004 and October 2003, respectively, and based upon our understandings from our most recent communication with the FDA and our understanding of the FDA's current standards for approval of migraine drugs, we do not believe it is possible to reverse the not approvable status of the NDA for MT 300. In addition, based upon our receipt of the not approvable letter for MT 100 and the outcome of an August 2005 FDA Advisory Committee meeting relating to the potential risk of tardive dyskinesia associated with the use of one of the components of MT 100, we made the decision to discontinue further development of MT 100 and have withdrawn the MAA for the product in the U.K.

The FDA may also require data in certain subpopulations, such as pediatric use, or, if such studies were not previously completed, may require long-term carcinogenicity studies, prior to NDA approval, unless we can obtain a waiver of such a requirement. We face similar regulatory hurdles in other countries to those that we face in the U.S.

Our costs associated with our human clinical trials vary based on a number of factors, including:

- the order and timing of clinical indications pursued;
- the extent of development and financial support from collaborative parties, if any;
- the need to conduct additional clinical trials or studies;
- the number of patients required for enrollment;

- the difficulty of obtaining sufficient patient populations and clinicians;
- the difficulty of obtaining clinical supplies of our product candidates; and
- governmental and regulatory delays.

**We currently depend and will in the future depend on third parties to manufacture our product candidates. If these manufacturers fail to meet our requirements or any regulatory requirements, the product development and commercialization of our product candidates will be delayed.**

We do not have, and have no plans to develop, the internal capability to manufacture either clinical trial or commercial quantities of products that we may develop or have under development. We rely upon third-party manufacturers and our partners to supply us with our product candidates. We also need supply contracts to sell our products commercially. There is no guarantee that manufacturers that enter into commercial supply contracts with us will be financially viable entities going forward, or will not otherwise breach or terminate their agreements with us. If we do not have the necessary commercial supply contracts, or if our current manufacturer is, or any of our future manufacturers are, unable to satisfy our requirements or meet any regulatory requirements, and we are required to find alternative sources of supply, there may be additional costs and delays in product development and commercialization of our product candidates or we may be required to comply with additional regulatory requirements.

**If our competitors develop and commercialize products faster than we do or if their products are superior to ours, our commercial opportunities will be reduced or eliminated.**

Our product candidates will have to compete with existing and any newly developed migraine therapies or therapies for any newly developed product candidates for the treatment of other diseases. There are also likely to be numerous competitors developing new products to treat migraine and the other diseases and conditions for which we may seek to develop products in the future, which could render our product candidates or technologies obsolete or non-competitive. For example, our primary competitors will likely include large pharmaceutical companies (including, based upon their current migraine portfolios, GSK, Merck & Co., AstraZeneca, Johnson & Johnson, Pfizer, Inc. and Endo Pharmaceuticals), biotechnology companies, universities and public and private research institutions. The competition for our PN products that receive regulatory approval will come from the oral NSAID market, or more specifically the traditional non-selective NSAIDs (such as naproxen and diclofenac), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Arthrotec® and Prevacid® NapraPAC™), combinations of NSAIDs and PPIs taken as separate pills and the only remaining COX-2 inhibitor, Celebrex®.

Based upon their drug product and pipeline portfolios and the overall competitiveness of our industry, we believe that we face, and will continue to face, intense competition from other companies for securing collaborations with pharmaceutical companies, establishing relationships with academic and research institutions, and acquiring licenses to proprietary technology. Our competitors, either alone or with collaborative parties, may also succeed with technologies or products that are more effective than any of our current or future technologies or products. Many of our actual or potential competitors, either alone or together with collaborative parties, have substantially greater financial resources, and almost all of our competitors have larger numbers of scientific and administrative personnel than we do.

Many of these competitors, either alone or together with their collaborative parties, also have significantly greater experience than we do in:

- developing product candidates;
- undertaking preclinical testing and human clinical trials;
- obtaining FDA and other regulatory approvals of product candidates; and
- manufacturing and marketing products.

Accordingly, our actual or potential competitors may succeed in obtaining patent protection, receiving FDA or other regulatory approval or commercializing products where we cannot or before we do. Any delays we encounter in obtaining regulatory approvals for our product candidates, such as we have experienced as a result of the approvable letters we received from the FDA in June 2006 and August 2007 relating to the Treximet NDA, and as we have previously experienced as a result of the not-approvable letters we received from the FDA on MT 100 and MT 300, increase this risk. Our competitors may also develop products or technologies that are superior to those that we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever receive any revenues from sales of products or may not receive sufficient revenues to achieve profitability.

**If there is an adverse outcome in the securities class action lawsuits that have been filed against us or our current or former directors and officers, our business may be materially harmed. Further, defending against these lawsuits may be expensive and will divert the attention of our management.**

Five purported class action lawsuits were filed during 2004 by holders of our securities, with those actions filed as a single consolidated amended complaint on December 20, 2004. The amended complaint alleged, among other claims, violations of federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10b-5 and Section 20(a) of the Exchange Act against us and Dr. John R. Plachetka, our chairman and chief executive officer, arising out of allegedly false and misleading statements made by us concerning our product candidates, MT 100 and MT 300, during the class period. On July 10, 2007 we announced that we had reached an agreement to amicably settle the consolidated class action lawsuit and on December 10, 2007, the Court entered an order giving its final approval to the settlement agreement. No appeal to the order was taken and, accordingly, this litigation has been dismissed with prejudice. The settlement agreement was entirely funded with proceeds from our directors' and officers' liability insurance.

A purported class action lawsuit claiming violations of securities laws was filed on August 10, 2007 in the U.S. District Court for the Middle District of North Carolina by a holder of our securities against us, our chairman and chief executive officer and one of our directors. The complaint alleges, among other claims, violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Exchange Act arising out of allegedly false and misleading statements made by the Company concerning its migraine drug candidate, Treximet, during the purported class period, July 31, 2006 through August 1, 2007. By order dated February 15, 2008, the Court appointed joint co-lead plaintiffs. The Company and the individual defendants believe that the plaintiff's allegations are without merit, and intend to defend these claims vigorously.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of the pending class action lawsuit described above. Furthermore, we will have to incur expenses in connection with this lawsuit, which may be substantial. In the event of an adverse outcome, our business could be materially harmed. Moreover, responding to and defending the pending litigation will result in a significant diversion of management's attention and resources and an increase in professional fees.

**If we are unable to protect our patents or proprietary rights, or if we are unable to operate our business without infringing the patents and proprietary rights of others, we may be unable to develop our product candidates or compete effectively.**

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret and other intellectual property rights of other parties.

We cannot know how much protection, if any, our patents will provide or whether our patent applications will issue as patents. The breadth of claims that will be allowed in patent applications cannot be predicted and neither the validity nor enforceability of claims in issued patents can be assured. If, for any reason, we are unable to obtain and enforce valid claims covering our products and technology, we may be unable to prevent competitors from using the same or similar technology or to prevent competitors from marketing identical products. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products, any patents that protect our product candidates may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us.

In certain territories outside the U.S., our issued patents may be subject to opposition by competitors within a certain time after the patent is issued. Such opposition proceedings and related appeals may not be resolved for several years, and may result in the partial or total revocation of the issued patent. For example, in October 2005 oppositions were filed against our issued European patent for MT 400 by Merck & Co., Inc. and Almirall Prodesfarma asserting that the European patent should not have been granted. As a result of these oppositions and subsequent proceedings, the European Patent Office found that claims relating to combinations of sumatriptan and naproxen for the treatment of migraine were valid. However, broader claims relating to certain other 5-HT 1B/1D agonists and long-acting NSAIDs were held to be insufficiently supported by the presently available technical evidence.

We may need to submit our issued patents for amendment or reissue if we determine that any claims within our patents should not have been issued. While such a submission may be based on our view that only specified claims should not have been granted to us, there can be no assurance that a patent examiner will not determine that additional claims should not have been granted to us. Such was the case with one of our patents covering MT 100, which we submitted for reissue after determining that certain specified claims that are not central to our protection of MT 100 should not have been issued. In April 2006, we received an office action on the reissue application and, consistent with our decision not to devote further resources to the development of this product in the U.S., the reissue application was abandoned in January 2007.

We may need to license rights to third party patents and intellectual property to continue the development and marketing of our product candidates. If we are unable to acquire such rights on acceptable terms, our development activities may be blocked and we may be unable to bring our product candidates to market.

We may enter into litigation to defend ourselves against claims of infringement, assert claims that a third party is infringing one or more of our patents, protect our trade secrets or know-how, or determine the scope and validity of others' patent or proprietary rights. As a result of such litigation, our patent claims may be found to be invalid, unenforceable or not of sufficient scope to cover the activities of an alleged infringement. With respect to some of our product candidates, under certain circumstances, our development or commercialization collaborators have the first right to enforce our patents and would have exclusive control over such enforcement litigation. For example, under our collaboration agreements with GSK and AstraZeneca, GSK and AstraZeneca each has the first right to enforce our patents under their respective agreements.

If we are found to infringe the patent rights of others, then we may be forced to pay damages in an amount that might irreparably harm our business and/or be prevented from continuing our product development and marketing activities. Additionally, if we or our development or commercialization collaborator seek to enforce our patents and are unsuccessful, we may be subject to claims for bringing a failed enforcement action, including claims alleging various forms of antitrust violations (both state and federal) and unfair competition. If we are found to be liable for such claims, then we may be forced to pay damages in an amount that might irreparably harm our business and/or be prevented from continuing our product development and commercialization activities. Even if we are successful in defending any such claims of infringement or in asserting claims against third parties, such litigation is expensive, may have a material effect on our operations, and may distract management from our business operations. Regardless of its eventual outcome, any lawsuit that we enter into may consume time and resources that would impair our ability to develop and market our product candidates.

We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and, as a result, we may not be able to protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. Also, many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

**If we fail to acquire, develop and commercialize additional products or product candidates, or fail to successfully promote or market approved products, we may never achieve profitability.**

As part of our business strategy, we plan to identify, self-invent and/or acquire product candidates or approved products in areas in which we possess particular knowledge. Because we do not directly engage in basic research or drug discovery, we may rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products and product candidates. We may not be able to acquire rights to additional products or product candidates on acceptable terms, if at all. In addition, if we acquire new products or product candidates with different marketing strategies, distribution channels and bases of competition than those of our current product candidates, we may not be able to compete favorably in those product categories.

**None of our products may be accepted by the market.**

The commercial success of our other product candidates depends upon the acceptance of these products in the marketplace. Even if a product displays a favorable efficacy and safety profile in clinical trials, market acceptance of a product will not be known until after it is launched and a product may not generate the revenues that we anticipate. The degree of market acceptance will depend upon a number of factors, including:

- the receipt and timing of regulatory approvals;
- the availability of third-party reimbursement;
- the indications for which the product is approved;
- the rate of adoption by healthcare providers;
- the rate of product acceptance by target patient populations;
- the price of the product relative to alternative therapies;
- the availability of alternative therapies;
- the extent and effectiveness of marketing efforts by us and third-party distributors and agents;
- the existence of adverse publicity regarding our products or similar products; and
- the extent and severity of side effects as compared to alternative therapies.

**If we do not receive adequate third-party reimbursements for our future products, our revenues and profitability will be reduced.**

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the U.S., private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of a newly approved healthcare product. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of healthcare through various means. We expect that a number of federal, state and foreign proposals will seek to control the cost of drugs through governmental regulation. We are unsure of the form that any healthcare reform legislation may take or what actions federal, state, foreign and private payors may take in response to any proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

**If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.**

The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have product liability insurance that covers our human clinical trials in an amount equal to up to $10.0 million annual aggregate limit with a $0.1 million deductible per claim. The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of Treximet and future marketed products when we obtain marketing approval for such products and commercial sales of such products begin. However, we may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing. If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may be harmed or fail.

**We may need additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate our product development or commercialization efforts.**

In the future, we may need to raise additional funds to execute our business strategy. We have incurred losses from operations since inception and we may continue to incur additional operating losses. Our actual capital requirements will depend upon numerous factors, including:

- the progress of our research and development programs;
- the progress of preclinical studies, clinical and other testing or the need conduct additional trials, studies or other testing;
- the time and cost involved in obtaining any regulatory approvals;
- the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- the effect of competing technological and market developments;
- the timing of our receipt, if any, of milestone payments and royalties under collaborative agreements;
- the effect of changes and developments in, or termination of, our collaborative, license and other relationships;
- the terms and timing of any additional collaborative, license and other arrangements that we may establish; and
- our ability to arrange for the commercialization of our product candidates.

Our operating expenses for the year ended December 31, 2007 totaled $51.4 million, including non-cash compensation expense of $4.3 million related to stock options and other stock-based awards, primarily associated with our adoption of SFAS No. 123(R) on January 1, 2006. For fiscal years 2005 through 2007, our average annual operating expenses (including average non-cash deferred compensation of $3.6 million) were $38.2 million. We will continue discussions with AstraZeneca on the timing and scope of marketing studies to support the commercialization of PN 400. These marketing studies may impact revenue and expenses for the 2008 year. As of December 31, 2007, we had an aggregate of $73.9 million in cash and cash equivalents and short-term investments. If our operating expenses for 2008 and 2009 remain at the level of our operating expenses in 2007, we believe that we will have sufficient cash reserves to maintain that level of business activities through 2009 provided certain increased development expenses are paid by AstraZeneca, as outlined in the agreement. However, our expenses might increase during that period beyond currently expected levels if we decide to, or any regulatory agency requires us to, conduct additional clinical trials, studies or investigations for any of our product candidates, including in connection with the agency's consideration, or reconsideration, of our regulatory filings for our product candidates. In addition, we may be required to pay Valeant NA a withdrawal fee of $1.0 million if we do not prevail in our current dispute with them as to whether a withdrawal fee is payable under our MT 300 collaboration agreement.

We may be unable to raise additional equity funds when we desire to do so due to unfavorable market conditions in our industry or generally, or other unforeseen developments in our business. Further, we may not be able to find sufficient debt or equity funding, if at all, on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs and therefore may not be able to execute our business strategy. Further, to the extent that we obtain additional funding through collaboration and licensing arrangements, it may be necessary for us to give up valuable rights to our development programs or technologies or grant licenses on terms that may not be favorable to us.

The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock.

**We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our research and development efforts.**

We are highly dependent on the efforts of our key management and scientific personnel, especially John R. Plachetka, Pharm.D., our Chairman, President and Chief Executive Officer. Dr. Plachetka signed an amended and restated employment agreement with us on March 14, 2006, which was amended on September 28, 2007, for a three-year term with automatic one-year renewal terms. We have also entered into employment agreements with certain of our other key management personnel, which provide for one or two-year terms with automatic one-year renewal terms which were amended on September 28, 2007. If we should lose the services of Dr. Plachetka, or are unable to replace the services of our other key personnel who may leave the Company, such as Dr. Marshall E. Reese, Executive Vice President, Product Development, or William L. Hodges, Senior Vice President Finance and Administration and Chief Financial Officer or if we fail to recruit other key scientific personnel, we may be unable to achieve our business objectives. Dr. Reese has informed the Company of his intention to retire later in 2008. The company anticipates an orderly transition of Dr. Reese's responsibilities to other key POZEN employees. There is intense competition for qualified scientific personnel. Since our business is very science-oriented, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. Furthermore, our future success may also depend in part on the continued service of our other key management personnel and our ability to recruit and retain additional personnel, as required by our business.

*Factors That May Affect Our Stockholders*

**Our stock price is volatile, which may result in significant losses to stockholders.**

There has been significant volatility in the market prices of biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

- fluctuations in our operating results;
- announcements of technological innovations, acquisitions or licensing of therapeutic products or product candidates by us or our competitors;
- published reports by securities analysts;
- positive or negative progress with our clinical trials or with regulatory approvals of our product candidates;
- commercial success of products in the marketplace once approved;
- governmental regulation, including reimbursement policies;
- developments in patent or other proprietary rights;
- developments in our relationships with collaborative partners;
- developments in new or pending litigation;
- public concern as to the safety and efficacy of our products; and
- general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. From October 16, 2000, when our common stock began trading on The National Market (now known as The NASDAQ Global Market), through December 31, 2007, the high and low sales prices of our common stock ranged from $2.25 to $21.75. Broad market fluctuations may also adversely affect the market price of our common stock.

**Sales of substantial amounts of our common stock in the public market could depress our stock price.**

We have not sold shares of common stock in a public offering since our initial public offering in October 2000. Accordingly, we have a relatively small number of shares that are traded in the market and four of our stockholders and their affiliates beneficially hold approximately 30% of our outstanding shares. Any sales of substantial amounts of our common stock in the public market, including sales or distributions of shares by our large stockholders, or the perception that such sales might occur, could harm the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For example, our chief executive officer and one of our directors may sell up to an aggregate of 1,180,000 shares pursuant to Rule 10b5-1 trading plans. Sales under those plans began in October 2006. Further, stockholders' ownership will be diluted if we raise additional capital by issuing equity securities. We have filed with the SEC, and the SEC has declared effective, a shelf registration statement on Form S-3 under which we may offer up to 8,540,000 shares of our common stock for sale to the public in one or more public offerings. Certain selling stockholders named in the prospectus for the registration statement may offer up to 540,000 of such shares, and we would not receive any of the proceeds from sales of those shares.

**Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay transactions that our stockholders may favor and may prevent stockholders from changing the direction of our business or our management.**

Provisions of our charter and bylaws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares, and may also frustrate or prevent any attempt by stockholders to change the direction or management of POZEN. For example, these provisions:

- authorize the issuance of "blank check" preferred stock without any need for action by stockholders;
- provide for a classified board of directors with staggered three-year terms;
- require supermajority stockholder approval to effect various amendments to our charter and bylaws;
- eliminate the ability of stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Further, in January 2005 our board of directors adopted a stockholder rights plan, similar to plans adopted by many other publicly-traded companies. The stockholder rights plan is intended to deter an attempt to acquire us in a manner or on terms not approved by our board of directors.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

Since March 2002, our corporate facilities have been located in 17,000 square feet in the Exchange Office Building in Chapel Hill, North Carolina under a lease commencing in March 2002 and expiring in 2010. We have the option to renew this lease for two additional four year terms for a total of up to eight years. We believe that the Exchange Office Building facility is adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

## Item 3. Legal Proceedings

Five purported class action lawsuits were filed during 2004 by holders of our securities, with those actions filed as a single consolidated amended complaint on December 20, 2004. The amended complaint alleged, among other claims, violations of federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 and Section 20(a) of the Exchange Act against us and Dr. John R. Plachetka, our chairman and chief executive officer, arising out of allegedly false and misleading statements made by us concerning our product candidates, MT 100 and MT 300, during the class period. On July 10, 2007 we announced that we had reached an agreement to amicably settle the consolidated class action lawsuit and on December 10, 2007, the Court entered an order giving its final approval to the settlement agreement. No appeal to the order was taken and, accordingly, this litigation has been dismissed with prejudice. The settlement agreement was funded with proceeds from our directors' and officers' liability insurance.

A purported class action lawsuit claiming violations of securities laws was filed on August 10, 2007 in the U.S. District Court for the Middle District of North Carolina by a holder of our securities against us, our chairman and chief executive officer and one of our directors. The complaint alleges, among other claims, violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Exchange Act arising out of allegedly false and misleading statements made by the Company concerning its migraine drug candidate, Treximet, during the purported class period, July 31, 2006 through August 1, 2007. By order dated February 15, 2008, the Court appointed joint co-lead plaintiffs. The Company and the individual defendants believe that the plaintiff's allegations are without merit, and intend to defend these claims vigorously.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of the pending class action lawsuit described above. Furthermore, we will have to incur expenses in connection with this lawsuit, which may be substantial. In the event of an adverse outcome, our business could be materially harmed. Moreover, responding to and defending the pending litigation will result in a significant diversion of management's attention and resources and an increase in professional fees.

**Item 4. Submission of Matters to a Vote of Security Holders**

None.

## PART II

**Item 5. Market for the Registrant's 's CommonEquity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

### Market Price of and Dividends on the Registrant's Common Equity

Our common stock began trading on The National Market (now known as The NASDAQ Global Market) under the symbol "POZN" on October 11, 2000. As of February 26, 2008, we estimate that we had approximately 111 stockholders of record and approximately 12,203 beneficial holders of the common stock.

The following table details the high and low sales prices for the common stock as reported by The NASDAQ Global Market for the periods indicated.

| 2007 Fiscal Year | Price Range High | Price Range Low |
|---|---|---|
| First Quarter | $ 17.52 | $ 13.83 |
| Second Quarter | $ 19.11 | $ 13.38 |
| Third Quarter | $ 19.75 | $ 8.29 |
| Fourth Quarter | $ 12.94 | $ 8.94 |

| 2006 Fiscal Year | Price Range High | Price Range Low |
|---|---|---|
| First Quarter | $ 18.62 | $ 9.41 |
| Second Quarter | $ 16.94 | $ 5.26 |
| Third Quarter | $ 13.35 | $ 5.95 |
| Fourth Quarter | $ 18.25 | $ 11.65 |

On February 26, 2008, the closing price for our common stock as reported by The NASDAQ Global Market was $12.64. We paid no cash dividends in 2007. We currently intend to retain all of our future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

### Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of December 31, 2007.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders[(1)] | 3,445,417 | $ 9.60 | 2,063,761 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 3,445,417 | $ 9.60 | 2,063,761 |

---

(1) Excludes 116,785 restricted stock units issued under our 2000 Equity Compensation Plan, as amended and restated, to our president and chief executive officer along with our board of directors members.

## STOCK PERFORMANCE GRAPH

The following graph compares the yearly change in the total stockholder return on our common stock during the period from December 31, 2002 through December 31, 2007 with the total return on the NASDAQ Composite Index, the NASDAQ Biotechnology Index and the NASDAQ Pharmaceutical Index. The comparison assumes that $100 was invested on December 31, 2002 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among POZEN Inc., The NASDAQ Composite Index,
The NASDAQ Pharmaceutical Index And The NASDAQ Biotechnology Index
$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
POZEN Inc.
NASDAQ Composite
NASDAQ Pharmaceutical
NASDAQ Biotechnology

* $100 invested on 12/31/02 in stock or index-including reinvestments of dividends.
Fiscal year ending December 31.

## Item 6. Selected Financial Data

The following selected financial data are derived from the financial statements of POZEN Inc., which have been audited by Ernst & Young LLP, independent registered public accounting firm. The data should be read in conjunction with the financial statements, related notes and other financial information included (and incorporated by reference) herein.

| | For the Year Ended December 31, | | | | | Period from September 25, 1996 (inception) through December 31, 2007 |
|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | |
| | (in thousands, except per share data) | | | | | |
| **Statement of Operations Data:** | | | | | | |
| Revenue: | | | | | | |
| Licensing revenue | $ 3,717 | $22,562 | $28,419 | $ 8,682 | $34,459 | $ 97,839 |
| Development revenue | — | 526 | 228 | 4,835 | 18,985 | 24,574 |
| Total revenue | 3,717 | 23,088 | 28,647 | 13,517 | 53,444 | 122,413 |
| Operating expenses: | | | | | | |
| General and administrative | 9,211 | 8,661 | 9,185 | 12,822 | 11,474 | 74,369 |
| Research and development | 9,904 | 20,399 | 18,769 | 22,359 | 39,963 | 188,331 |
| Total operating expenses | 19,115 | 29,060 | 27,954 | 35,181 | 51,437 | 262,700 |
| Interest income (expense), net | 535 | 711 | 1,266 | 2,354 | 3,326 | 14,723 |
| Income (loss) before income tax expense | (14,863) | (5,261) | 1,959 | (19,310) | 5,333 | (125,563) |
| Income tax expense | — | — | — | — | (667) | (667) |
| Net income (loss) | (14,863) | (5,261) | 1,959 | (19,310) | 4,666 | (126,230) |
| Non-cash preferred stock charge | — | — | — | — | — | 27,617 |
| Preferred stock dividends | — | — | — | — | — | 934 |
| Common stock dividends | — | — | — | — | — | — |
| Net income (loss) attributable to common stockholders | $(14,863) | $ (5,261) | $ 1,959 | $ (19,310) | $ 4,666 | $(154,781) |
| Basic net income (loss) per common share | $ (0.52) | $ (0.18) | $ 0.07 | $ (0.66) | $ 0.16 | |
| Shares used in computing basic net income (loss) per common share | 28,329 | 28,749 | 28,939 | 29,225 | 29,593 | |
| Diluted net income per common share | $ (0.52) | $ (0.18) | $ 0.07 | $ (0.66) | $ 0.15 | |
| Shares used in computing diluted net income per common share | 28,329 | 28,749 | 29,623 | 29,225 | 30,581 | |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 60,481 | $ 51,764 | $ 45,838 | $ 62,582 | $ 73,942 |
| Total assets | 61,513 | 53,296 | 46,687 | 67,141 | 77,387 |
| Total liabilities | 25,883 | 21,585 | 12,788 | 43,027 | 42,136 |
| Accumulated deficit | (109,219) | (114,480) | (112,521) | (131,831) | (127,165) |
| Total stockholders' equity | 35,630 | 31,711 | 33,899 | 24,114 | 35,251 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Overview

We are a pharmaceutical company focused on developing products which can provide improved efficacy, safety or patient convenience in the treatment of acute and chronic pain and pain related conditions. We operate a business model that focuses on the following:

- obtaining patents for innovative ideas which we believe have value in the marketplace;
- utilizing a small group of talented employees to develop those ideas through proof of concept by working with strategic outsource partners; and
- licensing the resulting product or technology to a strong pharmaceutical partner to commercialize.

We hire experts with strong project management skills in the specific disciplines we believe are important to maintain within our company. We contract with and manage strong outsource partners as we complete the necessary development work, permitting us to avoid incurring the cost of buying or building laboratories, manufacturing facilities or clinical research operation sites. This allows us to control our annual expenses, but to utilize "best in class" resources as required.

After we establish the proof of concept for an innovative idea, we work with the U.S. Food and Drug Administration, or the FDA, or foreign regulatory agencies to design a clear path forward to the filing of a new drug application, or NDA, or its foreign equivalent. We then seek a strong pharmaceutical partner to license the product or technology, to collaborate with us in the remaining development and to commercialize the product or technology after approval. The success of our business is highly dependent on the market place value of our ideas and the related patents we obtain, our ability to obtain from the required regulatory agencies approval to sell the developed products and our ability to find strong commercial partners to successfully commercialize the products.

We have developed Treximet™ in collaboration with GlaxoSmithKline, or GSK. Treximet is the proposed brand name for the product candidate combining sumatriptan 85 mg, as the succinate salt, formulated with RT Technology™ and naproxen sodium 500 mg in a single tablet designed for the acute treatment of migraine. The FDA, has notified us that it has tentatively accepted the trade name Treximet™, subject to final approval of the NDA for the product.

Treximet incorporates our MT 400 technology, which refers to our proprietary combinations of a triptan ($5\text{-}HT_{1B/1D}$ agonist) and an NSAID. Under our MT 400 technology, we sought to develop product candidates that provide acute migraine therapy by combining the activity of two drugs that act by different mechanisms to reduce the pain and associated symptoms of migraine. We filed the NDA for Treximet with the FDA in August 2005 and in June 2006, we received an approvable letter requiring us to provide certain additional safety information relating to Treximet, some of which required new studies. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. Together with GSK, we met with the FDA in July 2006 to discuss the approvable letter and we submitted a response to the FDA's approvable letter in November 2006. In December 2006, the FDA told us that our response was not a complete submission and requested that we provide additional analyses and supporting information relating to the data we submitted in our November 2006 response. The FDA also indicated that it was necessary to provide a complete and accurate presentation of these data which had to sufficiently address their safety concerns, including cardiovascular safety. We worked with GSK to compile and format the additional data requested by the FDA and delivered a revised full response to the FDA in early February 2007. On August 1, 2007, we received a second approvable letter from the FDA for Treximet. In that letter, the FDA requested that we further address the FDA's concern about the product's potential for genotoxicity. Together with GSK, we met with the FDA in September 2007 and filed a response to the second approvable letter in October 2007. The submission included, in addition to a required routine Safety Update and updated product labeling, the results of three non-clinical (*in vitro*) studies that provide clarifying information about the Chinese Hamster Ovary, or CHO, assay. The FDA notified us that it considered the response to be a complete, Class II response (six month review) which could result in a new decision date of April 15, 2008. In addition, we conducted a clinical evaluation of the genotoxic potential of Treximet in human volunteers. The results of this study, which were submitted to the FDA on January 14, 2008, indicated that no chromosomal aberrations were induced in peripheral blood lymphocytes when Treximet was administered to volunteers for seven days. We believe that the submission of this additional data will not result in any change to the April 15, 2008 date; however, the FDA could decide to extend the date in order to have additional time to review this data.

We are also developing product candidates that combine a type of acid inhibitor, a proton pump inhibitor, or PPI, with an NSAID (our PN program). These product candidates are intended to provide management of pain and inflammation associated with conditions such as osteoarthritis, and are intended to have fewer gastrointestinal complications compared to an NSAID taken alone.

In August 2006, we entered into an exclusive global collaboration and license agreement with AstraZeneca AB, or AstraZeneca, to co-develop and commercialize proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen, in a single tablet using our PN formulation technology, which was amended in September 2007. We began the phase 3 program in September 2007. As part of the program, we are conducting two Phase 3 pivotal trials in patients who are at risk for developing NSAID-associated gastric ulcers. In addition, we are conducting a long-term, open label safety study and a smaller study in patients at high risk of gastrointestinal related events from NSAIDs.

Another product candidate program (our PA program), a combination of a PPI and aspirin, is currently in formulation and clinical development testing. Our PA product candidates are excluded under our agreement with AstraZeneca. We have met with the FDA and confirmed that the development program for PA32540 will be similar to our PN product development program. The objective of the program will be to establish that patients taking our PA32540 product have fewer gastric ulcers than patients taking enteric coated, or EC, 325 mg aspirin over the study treatment period. An IND was filed in the fourth quarter of 2007 and Phase 3 studies could begin as early as the third quarter of 2008.

In addition, we are exploring the development of product candidates containing lornoxicam, an NSAID that is currently marketed outside the U.S. (including Europe and Japan) to treat pain or other pain-related indications. These product candidates, which are being developed under an exclusive license agreement with Nycomed Danmark ApS (Nycomed), grant us certain rights to develop and commercialize products containing lornoxicam. We have filed Investigational New Drug Applications (INDs) with the FDA for an oral and an injectable lornoxicam formulation.

We are also conducting both formulation development and early stage clinical studies with new product concepts that are currently in the exploratory stage. If warranted, we may file U.S. and international patent applications with claims directed toward these novel combinations and formulations.

We have incurred significant losses since our inception and have not generated any revenue from product sales. As of December 31, 2007, our accumulated deficit was approximately $127.2 million. We record revenue under two categories: licensing revenues and development revenues. Our licensing revenues include upfront payments upon contract signing, additional payments if and when certain milestones in the product's development or commercialization are reached, and the eventual royalty payments based on product sales. Additionally, our development revenues include the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described under our collaboration agreements. Our historical operating losses have resulted principally from our research and development activities, including clinical trial activities for our product candidates and general and administrative expenses. Research and development expenses include salaries and benefits for personnel involved in our research and development activities and direct development costs, which include costs relating to the formulation and manufacturing of our product candidates, costs relating to preclinical studies, including toxicology studies, and clinical trials, and costs relating to compliance with regulatory requirements applicable to the development of our product candidates. Since inception, our research and development expenses have represented 72% of our total operating expenses. For the year ended December 31, 2007, our research and development expenses represented approximately 78% of our total operating expenses.

Statement of Financial Accounting Standards Board (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises," states that an enterprise shall be considered to be in the development stage if either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue there from. We will remain a development stage company until such time as significant revenues have been generated from the marketing and sale of our product candidates.

We expect that we may incur operating losses over the next several years as we complete the development and seek regulatory approval for our product candidates, develop other product candidates and acquire and develop product portfolios in other therapeutic areas. Our results may vary depending on many factors, including:

- The progress of Treximet, our PN and PA product candidates and our other product candidates in the clinical and regulatory process;
- The ability of GSK to successfully launch and market Treximet in the U.S.;
- The establishment of new collaborations and progress and/or maintenance of our existing collaborations for the development and commercialization of any of our product candidates; and
- The acquisition and/or in-licensing, and development, of other therapeutic product candidates.

We do not currently have commercialization or manufacturing capabilities. We have entered into collaborations and currently plan to enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to commercialize and manufacture our product candidates once approved. Our ability to generate revenue is dependent upon our ability, alone or with collaborators, to achieve the milestones set forth in our collaboration agreements, to enter into additional collaboration agreements, and successfully develop product candidates, obtain regulatory approvals and successfully manufacture and commercialize our future products. These milestones are earned when we have satisfied the criteria set out in our revenue recognition footnote accompanying the financial statements included elsewhere in this Annual Report on Form 10-K. These payments generate large non-recurring revenue that will cause large fluctuations in quarterly and annual profit and loss.

**Status and Expenses Related to Our Product Candidates**

There follows a brief discussion of the status of the development of our product candidates, as well as the costs relating to our development activities. Our direct research and development expenses were, $13.4 million for the fiscal year ended December 31, 2005, $15.4 million for the fiscal year ended December 31, 2006, and $33.7 million for the fiscal year ended December 31, 2007. Our research and development expenses that are not direct development costs consist of personnel and other research and development departmental costs and are not allocated by product candidate. We generally do not maintain records that allocate our employees' time by the projects on which they work and, therefore, are unable to identify costs related to the time that employees spend on research and development by product candidate. Total compensation and benefit costs for our personnel involved in research and development were $4.6 million for the fiscal year ended December 31, 2005, $6.4 million for the fiscal year ended December 31, 2006, and $5.9 million for the fiscal year ended December 31, 2007. Total compensation for 2006 and 2007, respectively included a $1.8 million and a $1.2 million charge for non-cash compensation for stock option expense resulting from our adoption of SFAS No. 123(R) on January 1, 2006. Other research and development department costs were $0.8 million for the fiscal year ended December 31, 2005, $0.6 million for the fiscal year ended December 31, 2006, and $0.4 million for the fiscal year ended December 31, 2007.

***Treximet.*** In June 2006, we received an approvable letter from the FDA related to the NDA for Treximet. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. The approvable letter reflected that the FDA has determined that Treximet is effective as an acute treatment for migraine headaches. The FDA requested additional safety information on Treximet, some of which required new studies. After meeting with the FDA in July 2006, together with GSK, we submitted a response to the approvable letter in November 2006 using additional data from GSK sponsored clinical trials. In December 2006, we received notification that the response was not yet considered complete. Specifically, the FDA requested that we provide additional analyses and supporting information relating to the data we submitted in our November 2006 response. The FDA also indicated that it was necessary to provide a complete and accurate presentation of these data which had to sufficiently address their safety concerns, including cardiovascular safety. We worked with GSK to compile and format the additional data requested by the FDA and delivered a revised full response to the FDA in early February 2007. On August 1, 2007, we received a second approvable letter from the FDA for Treximet. In that letter, the FDA requested that we further address the FDA's concern about the product's potential for genotoxicity. The companies met with the FDA in September and submitted a response in October to the approvable letter. The submission included, in addition to a required routine Safety Update and revised product labeling, the results of three non-clinical (*in vitro*) studies that provided clarifying information about the Chinese Hamster Ovary, or CHO, assay. The FDA notified us that it considered the response to be a complete, Class II response (six months) which could result in a new decision date of April 15, 2008.

In addition, we conducted a clinical evaluation of the genotoxic potential of Treximet in human volunteers in the event the FDA required this information. The results of this study, which were submitted to the FDA on January 14, 2008, indicated that no chromosomal aberrations were induced in peripheral blood lymphocytes when Treximet was administered to volunteers for seven days. We believe that the submission of this additional data will not result in any change to the April 15, 2008 decision date; however, the FDA could decide to extend the date in order to have additional time to review this data.

As part of our NDA program for Treximet, we conducted five Phase 1 trials, two Phase 3 pivotal trials, and one 12-month open label safety trial using a formulation of Treximet developed by GSK. The Phase 3 pivotal trials, including the endpoints required to evaluate Treximet, were designed to demonstrate superiority to placebo for relief of pain and the associated symptoms of migraine (nausea, photophobia and phonophobia) at two hours. Additionally, the program was designed to demonstrate that each component makes a contribution to the efficacy of Treximet (the "combination drug rule" that the FDA requires of all combination products). The efficacy endpoint for the combination was sustained pain free, which is defined as improvement from moderate or severe pain to no pain at two hours and remaining at no pain through twenty four hours without the use of rescue medicine. Further, GSK continues to conduct pre-approval market support studies for Treximet under our IND.

We cannot reasonably estimate or know the amount or timing of the costs necessary to obtain regulatory approval of Treximet. In the second approvable letter from FDA for Treximet which we received on August 1, 2007, the FDA requested that we further address its concern about the potential implications from one preclinical in vitro chromosomal aberration study, one of four standard genotoxicity assays, in which genotoxicity was seen for the combination of naproxen sodium and sumatriptan. We and GSK met with the FDA to discuss the proposed plan for addressing their concerns and we filed a response to the approvable letter in October which contained new non-clinical information. We also conducted and submitted the results from a short-term clinical study of the genotoxic potential of Treximet in human volunteers. However, it is unknown whether the non-clinical and clinical data submitted will adequately address their concerns and there are no guarantees that the FDA will find our response to the second approvable letter to be sufficient, that testing in addition to the short-term clinical study we performed will not be needed to address the FDA's concerns described in the second approvable letter or to address other issues the FDA may raise in the future, that additional warnings will not be required on the product labeling, or that the FDA will approve the NDA. In the event that additional clinical trials or other research and development activities are required, under our agreement, GSK will be responsible for the costs of such additional trials or activities, except for our personnel-related costs. Further, we have no assurance that GSK will continue with the development of the product in the event of additional delays in obtaining marketing approval.

We incurred direct development costs associated with the development of the MT400/Treximet of $5.4 million during the fiscal year ended December 31, 2005, $0.2 million during the fiscal year ended December 31, 2006, $0.9 million during the fiscal year ended December 31, 2007 and we have incurred $25.5 million from inception to date. We billed GSK $228k for Treximet activities during fiscal year ended December 31, 2005, $44k during fiscal year ended December 31, 2006, $1.1 million during fiscal year ended December 31, 2007, and $1.4 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

***PN Program.*** Under our PN program, we have completed formulation development and clinical studies for several combinations of a PPI and an NSAID in a single tablet intended to provide effective management of pain and inflammation associated with chronic conditions such as osteoarthritis, and intended to have fewer gastrointestinal complications compared to an NSAID taken alone in patients at risk for developing NSAID associated gastric ulcers. We initially conducted studies with two PN product formulations in this program - PN 100, a combination of the PPI lansoprazole and the NSAID naproxen, and PN 200, a combination of the PPI omeprazole and naproxen. Our present development and commercialization efforts under the PN program are covered under our exclusive collaboration agreement with AstraZeneca, which we entered into on August 1, 2006 and which was amended in September 2007. Under our agreement with AstraZeneca, we and AstraZeneca are co-developing and AstraZeneca will commercialize proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen, in a single tablet. The initial product to be developed under the agreement, PN 400, is being studied for the management of pain and inflammation associated with conditions such as osteoarthritis and rheumatoid arthritis in patients who are at risk for developing NSAID-associated gastric ulcers. On March 2, 2007, we filed an IND with the FDA for PN 400 and in April 2007, the first Phase 1 study was initiated.

In discussions with the FDA during 2005 regarding our development plans for studies to pursue FDA approval of PN 100 and PN 200, the FDA agreed that by including naproxen as the NSAID within the PN formulation, we could expect that all indications for use of naproxen in adults would accrue to the PN product, if clinical trials successfully demonstrated improved safety (lower incidence of gastric ulcers) of the PN product compared with naproxen alone and the PN formulation was shown to be bioequivalent to marketed formulations of EC naproxen. Prior to entering into our collaboration agreement with AstraZeneca, we completed a study designed to demonstrate the bioequivalence of the naproxen component of our PN 200 product candidate development formulation to enteric-coated naproxen. This study demonstrated that the PN 200 product was bioequivalent to the reference drug, EC Naprosyn® with respect to the naproxen component.

In early 2006, we submitted a Special Protocol Assessment, or SPA, to the FDA for our pivotal Phase 3 clinical trials for PN 200. The SPA is a process in which the FDA provides evaluations and guidance on clinical trial protocols for pivotal Phase 3 clinical trials. In April 2006, we announced that we had reached an agreement with the FDA on the Phase 3 pivotal clinical trials for PN 200 for the treatment of the signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients at risk of developing NSAID-associated gastric ulcers. We also reached agreement with the FDA that the development program and study design proposed for PN 200 would be applicable to a product that contained an isomer of omeprazole combined with naproxen. In light of our collaboration agreement with AstraZeneca, we, along with AstraZeneca have met with the FDA and confirmed the core development program and the SPA already agreed upon do apply to the new product consisting of proprietary fixed dose combinations of esomeprazole magnesium with naproxen.

In the third quarter of 2006, we began recruiting subjects for a six month comparative trial of PN 200 as compared to EC naproxen in patients requiring chronic NSAID therapy. The primary endpoint for the trial was the cumulative incidence of gastric ulcers over six months of treatment. Because we did not have final results until the fourth quarter of 2007, we, together with AstraZeneca reviewed the interim results of this trial prior to commencing Phase 3 studies of PN 400 in September 2007. We are currently conducting two Phase 3 pivotal trials in patients who are at risk for developing NSAID-associated gastric ulcers. In addition, we are conducting a long-term, open label safety study and a smaller study in patients at high risk of gastrointestinal related events from NSAIDs.

In 2005, we also had discussions with the FDA concerning the implications of the FDA's guidance issued in June 2005 concerning labeling of NSAID-containing products, which resulted from an FDA advisory committee meeting held in February 2005. The advisory committee addressed the safety of NSAIDs, and, in particular, the cardiovascular risks of COX-2 selective NSAIDs. Based on our discussions with the FDA reviewing division for PN products, we believe that, unless new information about naproxen safety concerns becomes available, long-term cardiovascular safety studies will not be required at this time for FDA approval of our PN product candidates containing naproxen. However, we cannot guarantee that such studies will not be required. We will continue to evaluate and review with the FDA its expectations and recommendations regarding the efficacy and safety requirements and study design necessary to support approval of NDAs for our PN product candidates.

Additionally, we have met with four national European regulatory agencies to discuss the proposed development program for PN. While further clarification will be needed, based on the intention to develop the esomeprazole combination, further clinical studies, beyond those specifically required for the NDA submission in the U.S., will likely need to be conducted. In part, these studies will be required as the naproxen-containing products on the European market differ in strength and formulation from those available in the U.S. Under our agreement with AstraZeneca, AstraZeneca has responsibility for the development program for PN outside the United States, including interactions with regulatory agencies.

We cannot reasonably estimate or know the amount or timing of the costs necessary to obtain regulatory approval of PN 400. Nor can we reasonably estimate or know the amount or timing of the costs necessary to continue exploratory development and/or complete the development of any PN product candidates we may seek to develop or when, if and to what extent we will receive cash inflows from any PN products. The additional costs that may be incurred include expenses relating to clinical trials and other research and development activities and activities necessary to obtain regulatory approvals.

We incurred direct development costs associated with the development of our PN program of $3.9 million during the fiscal year ended December 31, 2005, $9.7 million during the fiscal year ended December 31, 2006, $25.2 million during the fiscal year ended December 31, 2007 and we have incurred $43.1 million from inception to date, $22.7 million of which was funded by development revenue from AstraZeneca. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

***PA Program.*** As part of our PA program, we are exploring the development of a combination of a PPI and aspirin in a single tablet. Similar to the PN program, our PA product candidate is intended to induce fewer gastrointestinal complications compared to an aspirin taken alone, in patients at risk for developing aspirin associated gastric ulcers. Our PA product candidates are covered under the same patent as PN but we have retained all rights to this program.

Our initial PA product candidate, PA32540, is currently in formulation and early-stage clinical development. We completed a Phase 1 proof of concept study of a formulation of PA32520 containing 325 mg of aspirin and 20 mg of omeprezole (PA32520) in the first quarter of 2007. The primary endpoint was gastrointestinal damage as measured by the Lanza scoring system used in our previous PN studies. The results were highly significant ($p<0.001$) with 10 percent of the PA group having Lanza 3 or 4 gastrointestinal damage, whereas 57.5% of the EC aspirin group had this level of gastrointestinal damage during the 28 day study. We recently completed a second proof of concept study with PA32520 as compared to 81 mg of EC aspirin. These results confirmed the earlier levels of gastric damage as measured by Lanza scoring at about 10% for PA32520. While these results were numerically different, they did not achieve statistical significance from the results obtained with 81mg EC aspirin (21%). After reviewing these data, we decided to increase the dose of omeprazole to 40mg per tablet and conduct an additional 28 day Phase 1 study using the formulation containing 40 mg of immediate release of omeprazole and 325 mg of aspirin (PA32540) compared to 325 mg EC aspirin. Topline results from this study indicate a highly significant ($P=0.003$) reduction in GI damage with the higher strength PA32540 tablet as compared with 325mg EC aspirin (2.5% vs 27.5% grade 3 or 4 Lanza scores, respectively). In this last study, 75% of subjects treated with the new PA32540 tablet showed no GI damage at all as compared to < 50% with eth 20mg version of PA32520 tablet. We met with the FDA in July 2007 and confirmed that the development program for PA will be similar to our PN product development program. The objective of the program will be to provide a cardioprotective form of aspirin that causes fewer gastric ulcers than aspirin alone. To achieve that goal, we must prove bioequivalence to EC aspirin to allow us to receive all the cardio- and cerebrovascular secondary prevention claims of aspirin and to establish that patients taking our PA product have fewer gastric ulcers than patients taking EC 325mg aspirin over the six month study treatment period. An IND was filed in the fourth quarter of 2007 and Phase 3 studies could commence as early as the third quarter of 2008.

We cannot reasonably estimate or know the amount or timing of the costs necessary to continue exploratory development and/or complete the development of any PA product candidates we may seek to develop or when, if and to what extent we will receive cash inflows from any PA products. The additional costs that may be incurred include expenses relating to clinical trials and other research and development activities and activities necessary to obtain regulatory approvals.

We incurred direct development costs associated with the development of our PA program of $0.4 million prior to 2006, $1.3 million during the year ended December 31, 2006, $5.8 million during the year ended December 31, 2007 and have incurred $7.5 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

***Lornoxicam Program.*** We have conducted development work and clinical studies to investigate the development of novel product candidates containing lornoxicam, alone or in combination with other active ingredients, as potential treatments for pain or other indications. Our exploratory and development work is being conducted under an exclusive license agreement with Nycomed, pursuant to which Nycomed licensed to us certain rights to develop and commercialize products containing lornoxicam in the U.S. As a part of our agreement with Nycomed, we have also granted certain exclusive rights to Nycomed to supply us, or our commercialization partners, if any, with lornoxicam active drug substance for use in the manufacture of any of our lornoxicam product candidates.

Oral Tablet Formulation - We filed an IND with the FDA in 2003 for an oral lornoxicam tablet formulation and completed our first human study with this formulation in 2004 in patients undergoing dental surgery. The data from this study confirmed the acute safety profile for lornoxicam in these patients and provided preliminary evidence of efficacy in this pain model. As a result of the FDA advisory committee meeting held in 2005 addressing the safety and cardiovascular risks of NSAIDs, described above, the FDA has indicated that long-term cardiovascular safety studies will be required prior to NDA approval of new NSAID products that may be used on an intermittent or chronic basis, such as our oral tablet lornoxicam product candidate.

Injectable Formulation - We filed an IND with the FDA for an injectable lornoxicam formulation in May 2005, and during 2005 we initiated the first human studies with this formulation under our IND. We have completed a Phase 1 pharmacokinetic study as well as two Phase 2 studies to evaluate lornoxicam for management of acute post-operative bunionectomy pain and for management of migraine pain. In the Phase 2 bunionectomy study, both active doses of lornoxicam were significantly better than placebo in the acute management of pain following bunionectomy. Based on the results of our Phase 2 migraine study, we currently do not intend to pursue the migraine indication.

We continue to evaluate the strategic direction of our lornoxicam product candidates and the lornoxicam program based on the results of our clinical studies, the regulatory environment and commercial opportunities. We cannot reasonably estimate or know the amount or timing of the costs necessary to continue exploratory development and/or complete the development of any lornoxicam product candidates we may seek to develop or when, if and to what extent we will receive cash inflows from any lornoxicam products. The additional costs that may be incurred include expenses relating to clinical trials and other research and development activities and activities necessary to obtain regulatory approvals.

We incurred direct development costs associated with the development of our lornoxicam program of $2.6 million for the fiscal year ended December 31, 2005, and $3.4 million for the fiscal year ended December 31, 2006. For the fiscal year ended December 31, 2007 we incurred no direct development costs and have incurred $8.6 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation or our overhead expenses.

***MT 100.*** In October 2002, we submitted a Market Authorization Application (MAA) for MT 100 for the acute treatment of migraine to the Medicines and Healthcare Products Regulatory Agency (MHRA) in the United Kingdom (UK). In November 2005, we received notification that the MHRA had granted us marketing approval for MT 100 in the UK. In May 2004, we received a not-approvable letter from the FDA with respect to our NDA for MT 100, our proprietary combination of metoclopramide hydrochloride and naproxen sodium. Since our efforts to sell or otherwise dispose of the MT 100 asset to a third party have been unsuccessful, we have withdrawn the MAA for MT 100 and have ceased all development and other activities relating to the product.

We are not currently conducting and do not plan to conduct any clinical trials for MT 100 and do not expect to incur any additional significant development costs related to MT 100. We incurred direct development costs associated with the development of MT 100 of $0.9 million for the fiscal year ended December 31, 2005, $0.1 million for the fiscal year ended December 31, 2006, $0.3 million for the fiscal year ended December 31, 2007, and $40.2 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

***MT 300.*** In October 2003, we received a not-approvable letter from the FDA related to our NDA for MT 300, which we had submitted in December 2002. We are not currently conducting any clinical trials for MT 300 and do not expect to incur any additional significant development costs related to MT 300, nor do we believe that we will receive any future cash inflows from MT 300. We incurred direct development costs associated with the development of MT 300 of $0.1 million for the fiscal year ended December 31, 2005, $0.1 million for the fiscal year ended December 31, 2006, $0.1 million for the fiscal year ended December 31, 2007, and $14.7 million from inception to date. Our direct development costs do not include the cost of research and development personnel or any allocation of our overhead expenses.

In July 2005, we received a letter from our partner, Valeant NA, seeking payment of a $1.0 million withdrawal fee required under certain conditions under the agreement. Under the agreement, if we determine that additional studies or data that are required by the FDA for approval of the NDA for MT 300 would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300, we may elect to withdraw the NDA. If we notify Valeant NA of this situation and Valeant NA elects not to assume control of efforts to seek approval of the NDA, then, under the conditions outlined in the agreement, upon notice from Valeant NA, the agreement will terminate and we would be required to pay Valeant NA a termination fee of $1.0 million. If Valeant NA decides to assume development, it would be credited $1.0 million in development expense. We do not believe that the withdrawal fee is payable under the circumstances of receipt of the not-approvable letter from the FDA. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for under the agreement. We can give no assurance that Valeant NA will agree to termination terms acceptable to us, or that we will not be required to pay Valeant NA the withdrawal fee described above.

**Critical Accounting Policies and Estimates**

Management makes certain judgments and uses certain estimates and assumptions when applying accounting principles generally accepted in the U.S. in the preparation of our financial statements. The development and selection of the critical accounting policies, and the related disclosure about these policies, have been reviewed by the audit committee of our board of directors. We evaluate our estimates and judgments on an ongoing basis and base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We have historically discussed and continue to discuss three critical accounting estimates: revenue recognition, accrued expenses and income taxes.

*Revenue Recognition*

We record revenue under two categories: licensing revenues and development revenues. With regard to the licensing revenues, the licensing and other collaborative agreements have terms that include up-front payments upon contract signing, additional payments if and when certain milestones in the product's development are reached, royalty payments based on future product sales and withdrawal fees if certain conditions are met. We recognize revenue under these agreements in accordance with SEC Staff Accounting Bulletin 101, "Revenue Recognition" as amended by SAB 104 "Revenue Recognition" ("SAB 104"), and Emerging Issues Task Force 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables."

Under SAB 104 recognition of revenue from non-refundable up-front payments is deferred by us upon receipt and recognized over the period ending on the anticipated dates of regulatory approvals, as specified in the agreements relating to the product candidates. If regulatory approvals or other events relating to our product candidates are accelerated, delayed or not ultimately obtained, then the amortization of revenues for these products would prospectively be accelerated or reduced accordingly.

We recognize milestone payments as revenue upon the achievement of specified milestones if (i) the milestone is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement and (ii) the fees are non-refundable. Any milestone payments received prior to satisfying these revenue recognition criteria will be recorded as deferred revenue and only recognized as revenue when both criteria are met.

With regard to the development revenues, our licensing agreements may include payment for services provided by us on an hourly rate and direct expense basis. We record such revenue in accordance with the agreements which would generally be based upon time spent and materials used on the project. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", under the AstraZeneca and GSK agreements, we will recognize as revenue the direct costs and certain personnel-related expense incurred in performing additional development activities described within the related agreement.

We have not previously received royalty revenue but we anticipate such revenue will be recognized related to the manufacture, sale or use of our products or technology. For those arrangements where royalties are reasonably estimable, we will recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following period.

Management believes that its current assumptions and other considerations used to estimate the periods for revenue recognition described above are appropriate, and historical changes in our estimates of these periods have not resulted in material changes in the revenue we recognized. However, we continually review these estimates, which could result in a change in the deferral period and might impact the timing and amount of revenue recognition. Further, if regulatory approval for Treximet is accelerated, delayed or not ultimately obtained, then the amortization of revenues for this product would prospectively be accelerated or reduced accordingly.

As of December 31, 2007, we had deferred revenue on our balance sheet totaling $34.4 million, of which $1.0 million is refundable under certain termination or cancellation provisions within our licensing agreements. The current portion of deferred revenue, totaling $15.9 million, is expected to be earned in the next twelve months. We recognized licensing revenue of $34.4 million for the fiscal year ended December 31, 2007, $8.7 million for the fiscal year ended December 31, 2006, and $28.4 million for the fiscal year ended December 31, 2005. We recognized development revenue of $19.0 million for the fiscal year ended December 31, 2007, $4.8 million for the fiscal year ended December 31, 2006, and $0.2 million for the fiscal year ended December 31, 2005.

*Accrued expenses, including contracted costs*

Significant management judgments and estimates must be made and used in connection with accrued expenses, including those related to contract costs, such as costs associated with our clinical trials. Specifically, our management must make estimates of costs incurred to date but not yet invoiced in relation to contracted, external costs. Management analyzes the progress of product development, clinical trial and toxicology and related activities, invoices received and budgeted costs when evaluating the adequacy of the accrued liability for these related costs. Material differences in the amount and timing of the accrued liability for any period may result if management made different judgments or utilized different estimates.

Our management believes that its current assumptions and other considerations used to estimate accrued expenses for the period are appropriate. However, determining the date on which certain contract services commence, the extent of services performed on or before a given date and the cost of such services involves subjective judgments and estimates and often must be based upon information provided by third parties. In the event that we do not identify certain contract costs which have begun to be incurred or we under- or over-estimate the extent of services performed or the costs of such services, our reported accrued expenses for such period would be too low or too high, as the case may be.

We recognized accrued costs related to product development and operating activities, including clinical trials, based upon the progress of these activities covered by the related contracts, invoices received and estimated costs, of $3.6 million at December 31, 2007, $1.6 million at December 31, 2006, and $1.0 million at December 31, 2005. The variance, at each of these ending periods, between the actual expenses incurred and the estimated expenses accrued has been less than $125,000.

*Stock-based compensation*

On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," which requires us to account for share-based payment transactions using a fair value-based method and recognize the related expense in our results of operations. Prior to our adoption of SFAS No. 123(R), as permitted by SFAS No. 123, we accounted for share-based payments to employees using the Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," intrinsic value method. Therefore, prior to January 1, 2006 we generally recognized compensation expense for restricted stock awards and did not recognize compensation cost for employee stock options, as all such options had an exercise price equal to the market value of the underlying common stock on the date of the grant. SFAS No. 123(R) allows companies to choose one of two transition methods: the modified prospective transition method or the modified retrospective transition method. We chose to use the modified prospective transition methodology. Under this transition method, our compensation cost recognized includes compensation costs for all share-based payments granted prior to, but not yet vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Accordingly, we have not restated our financial results for prior periods.

Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The fair value of restricted stock awards is determined by reference to the fair market value of our common stock on the date of grant. Consistent with the valuation method we used for disclosure-only purposes under the provisions of SFAS No. 123, we use the Black-Scholes model to value service condition and performance condition option awards under SFAS No. 123(R). For awards with only service conditions and graded-vesting features, we recognize compensation cost on a straight-line basis over the requisite service period. For awards with performance or market conditions granted subsequent to our adoption of SFAS No. 123(R), we intend to recognize compensation cost over the expected period to achieve the performance or market condition.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates, and expected terms. Our expected volatility rate was estimated based on an equal weighting of the historical volatility of our common stock over a six year period. The expected term we use was estimated based on a simplified method as allowed under SEC Staff Accounting Bulletin No. 107, "Share-Based Payment", averaging the vesting term and original contractual term. The risk-free interest rate for periods within the contractual life of the option is based on seven year U.S. Treasury securities. The pre-vesting forfeiture rate used for the year ended December 31, 2007 was based on actual historical rates.

Determining the appropriate amount to expense for performance-based awards based on the achievement of stated goals requires judgment, including forecasting future performance results. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revisions is reflected in the period of change. If any applicable financial performance goals are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

*Income Taxes*

We record deferred tax assets and liabilities based on the net tax effects of tax credits, operating loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish an annual valuation allowance. We have recorded a tax provision for the fiscal year ended December 31, 2007; but we have not recorded any tax provision or benefit for the fiscal years ended December 31, 2006 or 2005. Although we have significant loss carryforwards, we are subject to Alternative Minimum Tax, or ATM, in 2007. Based upon our historic losses, management has recorded a valuation allowance on the net deferred tax assets. Accordingly, we have not recognized a deferred tax benefit in the current year associated with the AMT credit generated, and we have provided a valuation allowance for the full amount of our net deferred tax assets. If results of operations in the future indicate that some or all of the deferred tax assets will be recovered, the reduction of the valuation allowance will be recorded as a tax benefit during one or more periods.

**Historical Results of Operations**

***Year ended December 31, 2007 compared to the year ended December 31, 2006***

*Net income/(loss) per share*: Net income attributable to common stockholders for the fiscal year ended December 31, 2007 was $4.7 million or $0.15 per share as compared to a net loss of $(19.3) million, or $(0.66) per share, on a diluted basis, for the fiscal year ended December 31, 2006. The net income for the fiscal year ended December 31, 2007 included a $4.3 million or $0.15 per share charge for non-cash stock-based compensation expense, as compared to $5.5 million or $0.19 per share for the same period of 2006.

*Revenue*: We recognized total revenue of $53.4 million for the fiscal year ended December 31, 2007 as compared to total revenue of $13.5 million for the fiscal year ended December 31, 2006. Licensing revenue for fiscal year ended December 31, 2007 was $34.4 million compared to $8.7 million for 2006. Development revenue for fiscal year ended December 31, 2007 was $19.0 million compared to $4.8 million for 2006. The $25.8 million increase in licensing revenue was primarily due to receipt of a $20.0 million milestone payment from AstraZeneca for the PN 400 program, and a $5.8 million increase in the amortization of upfront payments we received. The $14.2 million increase in development revenue relates to increased billings to AstraZeneca and GSK for direct and certain personnel-related costs. Our licensing and collaboration agreements have terms that include upfront payments upon contract signing and additional payments if and when certain milestones in the product development or related milestones are achieved. All upfront payments were deferred and the non-refundable portions are recognized and being amortized over the periods ending on the anticipated dates of regulatory approvals, as specified in the agreements relating to the product candidates, or the conclusion of any obligation on our part. Approximately $34.4 million remains in deferred revenue at December 31, 2007. Substantive milestone payments are recognized as revenue upon completion of the contractual events. Additionally, our development revenues include the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described under our collaboration agreements. Our costs associated with the billed direct costs totaled $16.4 million and $4.4 million for the fiscal years ended December 31, 2007 and 2006, respectively. All costs associated with our development revenues are included in Research and

Development expenses in our Statement of Operations. The collaboration agreements establish the rates for billing personnel-related time incurred and consequently, the associated costs incurred to perform the additional development activities are not separately captured from ongoing personnel costs.

*Research and development*: Research and development expenses increased by $17.6 million to $40.0 million for the fiscal year ended December 31, 2007, as compared to the same period of 2006. The increase was due primarily to an increase in direct development costs for our PN, PA and Treximet programs, partially offset by a decrease in direct development costs for Lornoxicam, as compared to the same period of 2006. Direct development costs for the PN program increased by $15.5 million to $25.2 million, primarily due to clinical trial activities and other product development activities during 2007, as compared to the same period of 2006. Direct development costs for the PA program increased by $4.5 million to $5.8 million, primarily due to Phase 1 clinical trial activities and other product development activities during 2007, as compared to the same period of 2006. There were no direct development costs for our Lornoxicam program during the fiscal year 2007. Direct development costs for Treximet increased by $0.7 million to $0.9 million, as compared to the same period of 2006 primarily due to the receipt of a second approvable letter from the FDA requesting we further address the FDA's concern about the product's potential for genotoxicity. We have included in our research and development total expenses the departmental personnel costs associated with our research and development activities and direct costs associated with pharmaceutical development, clinical trials, toxicology activities and regulatory matters.

*General and administrative*: General and administrative expenses decreased by $1.3 million to $11.5 million for the fiscal year ended December 31, 2007, as compared to the same period of 2006. The decrease was due primarily to a reduction in non-cash stock based compensation expense as a result of previously expensed stock-based compensation expense related to the Treximet incentive program, and a decrease in public company legal expenses as compared to the same period of 2006. General and administrative expenses consisted primarily of the costs of administrative personnel, facility infrastructure, business development expenses and public company activities.

*Other income*: Interest income was $1.5 million for the fiscal year ended December 31, 2007 as compared to $1.1 million for the fiscal year ended December 31, 2006. Investment income from bond amortization for the fiscal year ended December 31, 2007 totaled $1.8 million as compared to $1.1 million during the same period of 2006.

***Year ended December 31, 2006 compared to the year ended December 31, 2005***

*Net (loss) income per share*: Net loss attributable to common stockholders for the fiscal year ended December 31, 2006 was $19.3 million or $0.66 per share as compared to a net income of $2.0 million, or $0.07 per share, for the fiscal year ended December 31, 2005. The net loss for the fiscal year ended December 31, 2006 included a $5.5 million or $0.19 per share charge for non-cash stock-based compensation expenses, primarily resulting from our adoption of SFAS No. 123(R) on January 1, 2006.

*Revenue*: We recognized total revenue of $13.5 million for the fiscal year ended December 31, 2006 as compared to total revenue of $28.6 million for the fiscal year ended December 31, 2005. Licensing revenue for fiscal year ended December 31, 2006 was $8.7 million compared to $28.4 million for 2005. Development revenue for fiscal year ended December 31, 2006 was $4.8 million compared to $0.2 million for 2005. The $19.7 million decrease in licensing revenue was primarily due to receipt of a $20.0 million milestone payment from GSK in 2005 upon acceptance of the Treximet NDA by the FDA. Licensing revenue for 2006 included the amortization of upfront payments we received and other revenue from development activities we completed in the period pursuant to our development and commercialization agreements with AstraZeneca and GSK. The $4.6 million increase in development revenue relates to increased billings to AstraZeneca and GSK for direct and certain personnel-related costs. Our licensing and collaboration agreements have terms that include upfront payments upon contract signing and additional payments if and when certain milestones in the product development or related milestones are achieved. All upfront payments were deferred and the non-refundable portions are recognized and being amortized over the periods ending on the anticipated dates of regulatory approvals, as specified in the agreements relating to the product candidates, or the conclusion of any obligation on our part. Approximately $38.9 million remained in deferred revenue at December 31, 2006. Substantive milestone payments are recognized as revenue upon completion of the contractual events. Additionally, our development revenues include the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described under our collaboration agreements. Our costs associated with the billed direct costs totaled $4.4 million and $0.2 million for the fiscal years ended December 31, 2006 and 2005, respectively. All costs associated with our development revenues are included in Research and Development expenses in our Statement of Operations. The collaboration agreements establish the rates for billing personnel-related time incurred and consequently, the associated costs incurred to perform the additional development activities are not separately captured from ongoing personnel costs.

*Research and development*: Research and development expenses increased by $3.6 million to $22.4 million for the fiscal year ended December 31, 2006, as compared to the same period of 2005. The increase was due primarily to a $1.4

million increase in non-cash compensation charges for stock option expense resulting from our adoption of SFAS No. 123(R) on January 1, 2006 and an increase in direct development costs for our PN, PA and lornoxicam programs, partially offset by a decrease in direct development costs for Treximet, as compared to the same period of 2005. Direct development costs for the PN program increased by $5.7 million to $9.7 million, primarily due to clinical trial activities and other product development activities during 2006, as compared to the same period of 2005. Direct development costs for the PA program increased by $0.8 million to $1.3 million, primarily due to Phase 1 clinical trial activities and other product development activities during 2006, as compared to the same period of 2005. Direct development costs for our lornoxicam program increased by $0.8 million to $3.4 million primarily due to Phase 1/II clinical trial activities and other product development activities during 2006, as compared to the same period of 2005. Direct development costs for Treximet decreased by $5.2 million to $0.2 million, primarily due to the completion of Phase 3 clinical trial activities and payment of regulatory fees for submission of the NDA to the FDA during 2005 as compared to the same period of 2006. We have included in our research and development total expenses the departmental personnel costs associated with our research and development activities and direct costs associated with pharmaceutical development, clinical trials, toxicology activities and regulatory matters.

*General and administrative*: General and administrative expenses increased by $3.6 million to $12.8 million for the fiscal year ended December 31 2006, as compared to the same period of 2005. The increase was due primarily to a $3.1 million increase in non-cash compensation charge for stock option expense resulting from our adoption of SFAS No. 123(R) on January 1, 2006. Cost associated with our business development activities increased by $0.9 million to $2.8 million, primarily due to increased legal expenses and other consulting expenses related to our licensing activities and bonus payments made to certain company employees in recognition of their efforts in connection with the AstraZeneca licensing agreement. Costs associated with our public company activities decreased by $0.6 million primarily due to a decrease in the cost of directors' and officers' liability insurance, as compared to the same period of 2005. General and administrative expenses consisted primarily of the costs of administrative personnel, facility infrastructure, business development expenses and public company activities.

*Other income*: Interest income was $1.1 for the fiscal year ended December 31, 2006 as compared to $0.7 million for the fiscal year ended December 31, 2005. Investment income from bond amortization for the fiscal year ended December 31, 2006 totaled $1.1 million as compared to $0.6 million during the same period of 2005. The fiscal year ended December 31, 2006 also included $0.2 million related to certain state franchise tax refunds.

**Income Taxes**

At December 31, 2007 and 2006, we had federal net operating loss carryforwards of approximately $75.6 million and $107.4 million respectively, state net economic loss carryforwards of approximately $74.2 million and $81.4 million respectively, and research and development credit carryforwards of approximately $10.3 million and $8.8 million, respectively. The amount of the NOL related to excess tax based stock compensation is $4.8 million and $3.2 million at December 31, 2007 and 2006, respectively. The federal and state net operating loss carryforwards begin to expire in 2013 and the research and development credit carryforwards begin to expire in 2012. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the carryforwards. Of the total increase in valuation allowance of $0.7 million, $0.6 million was allocable to excess stock option deductions and the balance of $0.1 million was allocable to current operating activities. When the valuation allowance is realized, a portion related to excess stock option compensation will be realized as an increase in additional paid-in capital. Our effective tax rate was 12.5% for the twelve-month period ended December 31, 2007. Although we have significant loss carryforwards, we are subject to Alternative Minimum Tax in 2007. Based upon our historic losses, management has recorded a valuation allowance on the net deferred tax assets. Accordingly, we have not recognized a deferred tax benefit in the current year associated with the projected AMT credit generated. The actual effective rate may vary depending upon actual licensing fees and milestone payments received, specifically the pre-tax book income for the year, and other factors. Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns, in accordance with SFAS 109, "Accounting for Income Taxes." Since our inception, we have incurred substantial losses and may incur substantial and recurring losses in future periods. The Tax Reform Act of 1986 (the "Tax Reform Act") limits the annual use of net operating loss and research and development tax credit carry-forwards following certain ownership changes, as defined by the Tax Reform Act. We have experienced various ownership changes, as defined by the Tax Reform Act, as a result of, among other reasons, past financings. Accordingly, our ability to utilize the aforementioned carry-forwards may be limited. Additionally, because U.S. tax laws limit the time during which these carry-forwards may be applied against future taxes, we may not be able to take full advantage of these carry-forwards for federal income tax purposes.

## Liquidity and Capital Resources

Since our inception, we have financed our operations and internal growth primarily through private placements of preferred stock and our initial public offering, resulting in cash inflows of $133.9 million. Since 2003, we have received $132.5 million from upfront and milestone payments from our collaborators. Additionally, since 2004, we have received $24.6 million of development revenue payments associated with development activities pursuant to the terms of our agreements with AstraZeneca and GSK. At December 31, 2007, cash and cash equivalents, along with short-term investments, totaled $73.9 million, an increase of $11.3 million compared to December 31, 2006. The increase in cash was primarily due to our receipt of a $20.0 million milestone payment in September 2007 pursuant to our collaboration agreement amendment with AstraZeneca. Our cash is invested in money market funds that invest primarily in short-term, highly rated investments, including U.S. Government securities, commercial paper and certificates of deposit guaranteed by banks and short-term corporate fixed income obligations and U.S. Government agency obligations.

Short-term investments are held in a managed investment account designed to increase the return on our cash. This account, which is invested as described above, is managed within our Board approved investment policy, which restricts investments to maturities of less than twelve months, limits concentration to 5% or less and requires minimum credit ratings of A1/P1, among other requirements. Because certain holdings in the managed account have maturities longer than three months, we have classified these holdings as short-term investments in our balance sheet and accounting principles require reporting such investments at market value. Any difference in market value and cost is reported in the stockholder's equity section of our financial statements as comprehensive income or loss.

We received $50.4 million in operating cash during the fiscal year ended December 31, 2007 pursuant to the terms of our collaboration agreements with AstraZeneca and GSK. In addition, our balance sheet included a $2.1 million accounts receivable for invoiced development activities under the terms of the AstraZeneca and GSK agreements. Cash received from financing activities during the period totaled $2.1 million reflecting net proceeds from the exercise of stock options.

Based upon the indirect method of presenting cash flow, cash provided by operating activities totaled $7.4 million for the year ended December 31, 2007. Cash provided by operating activities was $13.1 million for the fiscal year ended December 31, 2006. Net cash provided by investing activities during the year ended December 31, 2007 totaled $1.8 million, and cash used in investing activities for fiscal year ended December 31, 2006 totaled $16.9 million reflecting investing activities associated with the sale of short-term securities. Cash required for our operating activities during 2008 is projected to increase from our 2007 requirements. During the year ended December 31, 2007 we recorded non-cash stock-based compensation expense of $4.3 million and for year ended December 31, 2006, $5.5 million, primarily as a result of adopting SFAS No. 123(R) on January 1, 2006. During 2006 we also reclassified, from current liabilities to additional paid-in capital, $1.4 million of prior year accrued compensation related to the expensing of restricted stock units and performance based options granted under the Treximet incentive program. This reclassification also resulted from our adoption of SFAS No. 123(R).

As of December 31, 2007, we had $37.7 million in cash and cash equivalents and $36.3 million in short-term investments. Our operating expenses for 2008 and 2009 are expected to increase from the level of our operating expenses in 2007. However, we believe that we will have sufficient cash reserves to maintain that level of business activities through 2008 provided that certain development expenses are received from AstraZeneca, as outlined in the agreement.

As part of our ongoing assessment of our business and liquidity needs, we regularly assess available funding options and will consider available funding opportunities as they arise. We may sell shares of common stock in the future to fund additional development activities and increase our working capital. We have filed with the Securities and Exchange Commission (SEC), and the SEC has declared effective, a shelf registration statement on Form S-3 under which we may register up to 8,540,000 shares of our common stock for sale in one or more public offerings. Certain selling stockholders named in the prospectus for the registration statement may offer up to an aggregate of 540,000 of such shares, and we will not receive any of the proceeds from the sales of shares made by the selling stockholders. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

Our forecast of the period of time through which we expect that our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including:

- the number and progress of our clinical trials and other trials and studies;
- our success, or any delays, in obtaining, and any delays in obtaining, regulatory approval of our product candidates and success in, and manner of, commercializing our products;

- the success of our existing collaborations and our ability to establish additional collaborations;
- the extent to which we acquire or invest in businesses, technologies or products;
- costs incurred to enforce and defend our patent claims and other intellectual rights;
- our ability to negotiate favorable terms with various contractors assisting in our trials and studies; and
- costs incurred in the defense of the class action lawsuit that is pending against us and our president and chief executive officer relating to Treximet.

### Obligations and Commitments

The following summarizes our contractual obligations as of December 31, 2007, and the expected timing of maturities of those contractual obligations. This table should be read in conjunction with the notes accompanying our financial statements included elsewhere in this Form 10-K.

| Contractual Obligations | Payments Due by Period | | | |
|---|---|---|---|---|
| | Total | 2008 | 2009-2010 | 2011-after |
| | | ($ in thousands) | | |
| Operating leases[1] | $ 881 | $ 402 | $ 479 | $ 0 |
| Product development agreements[2] | 9,428 | 8,736 | 692 | — |
| Total contractual obligations | $ 10,309 | $ 9,138 | $ 1,171 | $ 0 |

[1] These commitments are associated with operating leases. Payments due reflect fixed rent expense.

[2] Amounts represent open purchase orders for ongoing pharmaceutical development activities for our product candidates as of December 31, 2007. These agreements may be terminated by us at any time without incurring a termination fee.

### Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosure to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for our 2008 fiscal year, although early adoption is permitted. We are currently assessing the potential effect of SFAS 157 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 gives companies the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective for our 2008 fiscal year, although early adoption is permitted. We are currently assessing the potential effects of SFAS 159 on its financial statements.

In June 2007, the FASB issued Emerging Issues Task Force ("EITF") on EITF Issue No. 07-3, *"Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities"* ("EITF 07-3"). EITF 07-3 requires companies to defer and capitalize prepaid, nonrefundable research and development payments to third parties, and amortize them over the period that the research and development activities are performed or the services are provided, subject to an assessment of recoverability. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting EITF 07-3 on our financial statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The proceeds from our initial public offering, private placements and revenue from our collaboration agreements have been invested in money market funds that invest primarily in short-term, highly-rated investments, including U.S. Government securities, commercial paper and certificates of deposit guaranteed by banks and short-term corporate fixed income obligations and U.S. Government and Government agency obligations. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes. Because of the short-term maturities of our investments, we do not believe that a decrease in market rates would have a significant negative impact on the value of our investment portfolio.

## Item 8. Financial Statements and Supplementary Data

Our financial statements and notes thereto are included elsewhere in this Annual Report on Form 10-K and incorporated herein by reference. See Item 15 of Part IV.

## Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosures. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Our management's report on internal control over financial reporting procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) is included with the financial statements reflected in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

No change in our internal control over financial reporting occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information

None.

## PART III

### Item 10. Directors, Executive Officers, and Corporate Governance

Information required to be disclosed by this Item with respect to our executive officers is set forth under the caption "Officers and Key Employees" contained in Part I, Item 1of this annual report on Form 10-K.

Information required to be disclosed by this Item about our board of directors is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Nomination and Election of Directors" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about the Section 16(a) compliance of our directors and executive officers is incorporated in this annual report on Form 10-K by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors, the audit committee of our board of directors, our audit committee financial expert, our Code of Business Conduct and Ethics, and other corporate governance matters is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Board of Directors and Corporate Governance Matters" contained in our definitive proxy statement related to our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

The text of our Code of Business Conduct and Ethics, which applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) is posted in the "Corporate Governance" section of our website, www.pozen.com. A copy of the Code of Business Conduct and Ethics can be obtained free of charge on our website. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and The NASDAQ Stock Market.

### Item 11. Executive Compensation

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Compensation for Executive Officers and Directors" and "Board of Directors and Corporate Governance Matters" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Principal Stockholders," "Stock Ownership of Directors, Nominees for Director, and Executive Officers" and "Compensation for Executive Officers and Directors" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

### Item 13. Certain Relationships and Related Transactions and Director Independence

The information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section(s) entitled "Certain Relationships and Related Party Transactions" and "Board of Directors and Corporate Governance Matters," "Compensation for Executive Officers and Directors, "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

### Item 14. Principal Accounting Fees and Services

This information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Audit and Other Fees" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on May 6, 2008, which we intend to file within 120 days of the end of our fiscal year.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K**

(a) Financial Statements and Schedules:

1. Financial Statements

The following financial statements and reports of independent auditors are included herein:



2. Financial Statement Schedules

Not applicable.

3. List of Exhibits

| Exhibit No. | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of the Registrant.* |
| 3.2 | Second Amended and Restated Bylaws of POZEN Inc., approved September 19, 2007 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 20, 2007). |
| 3.3 | Certificate of Designations of Series A Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed January 12, 2005). |
| 4.1 | See Exhibits 3.1, 3.2 and 3.3 for provisions of the Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws of the Registrant defining rights of the holders of Common Stock and Series A Junior Participating Preferred Stock of the Registrant. |
| 4.2 | Rights Agreement dated January 12, 2005 between Registrant and StockTrans, Inc. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed January 12, 2005). |
| 10.1 | Stock Option Plan of the Registrant.* |
| 10.2 | First Amendment to Stock Option Plan dated February 14, 1997.* |
| 10.3 | Second Amended and Restated 2000 Equity Compensation Plan of the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.4 | Form of Incentive Stock Option Agreement under Registrant's Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.5 | Form of Nonqualified Stock Option Agreement under Registrant's Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.6 | Form of Non-Employee Director Nonqualified Stock Option Agreement under Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).***. |
| 10.7 | Form of Non-Employee Director Restricted Stock Unit Agreement under Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.9 | Second Amended and Restated Executive Employment Agreement with John R. Plachetka dated March 14, 2006 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 16, 2006).*** |
| 10.10 | First Amendment to Second Amended and Restated Executive Employment Agreement with John R. Plachetka dated March 14, 2006 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10- |

| Exhibit No. | Description |
|---|---|
| | Q filed November 5, 2007).*** |
| 10.11 | Executive Employment Agreement with John E. Barnhardt dated July 25, 2001 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed October 31, 2001).*** |
| 10.12 | First Amendment to Executive Employment Agreement with John E. Barnhardt, dated September 28, 2007 (filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.13 | Executive Employment Agreement with William L. Hodges dated August 3, 2004 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed October 27, 2004).*** |
| 10.14 | First Amendment to Executive Employment Agreement with William L. Hodges, dated September 28, 2007 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.15 | Executive Employment Agreement with Marshall E. Reese dated November 8, 2004 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 12, 2004).*** |
| 10.16 | First Amendment to Executive Employment Agreement with Marshall E. Reese, Ph.D., dated September 28, 2007 (filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).***. |
| 10.17 | POZEN Inc. 2001 Long Term Incentive Plan (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed October 31, 2001).*** |
| 10.18 | Certificate of Award dated August 1, 2001 issued to John R. Plachetka pursuant to POZEN Inc. 2001 Long Term Incentive Plan (filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed October 31, 2001).*** |
| 10.19 | Summary of Non-Employee Director Compensation (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K filed March 8, 2007).*** |
| 10.20 | Commercial Supply Agreement dated October 2001 by and between Registrant and Lek Pharmaceuticals Inc. (filed as Exhibit 10.2 to the Registrant's Annual Report on Form 10-K filed April 1, 2002).† |
| 10.21 | Lease Agreement between The Exchange at Meadowmont LLC and the Registrant dated as of November 21, 2001 (filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed April 1, 2002). |
| 10.22 | Product Development and Commercialization Agreement dated June 11, 2003 between the Registrant and Glaxo Group Ltd. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 12, 2003 and Form 10-Q/A filed November 8. 2004).† |
| 10.23 | License Agreement dated June 11, 2003 between the Registrant and Glaxo Group Ltd. (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed August 12, 2003 and Quarterly Report on Form 10-Q/A filed November 8. 2004).† |
| 10.24 | Collaboration and Licensing Agreement dated September 3, 2003 between the Registrant and Valeant Pharmaceuticals NA (formerly Xcel Pharmaceuticals, Inc.) (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2003 and Quarterly Report on Form 10-Q/A filed November 8. 2004).† |
| 10.25 | Restricted Stock Unit Agreement dated May 4, 2004 between Registrant and John R. Plachetka (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed July 30, 2004).*** |
| 10.26 | First Amendment, dated September 28, 2007, to Restricted Stock Unit Agreement, dated May 4, 2004, between Registrant and John R. Plachetka (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.27 | Form of Non-Qualified Stock Option Agreement for Trexima grants issued pursuant Registrant's Equity Compensation Plan, as amended and restated (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 7, 2005).*** |
| 10.28 | Development, Option and License Agreement dated May 15, 2003 between the Registrant and Nycomed Danmark ApS (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 28, 2005, and Current Report on Form 8-K/A filed January 10, 2006).† |
| 10.29 | Collaboration and License Agreement dated August 1, 2006 between the Registrant and AstraZeneca AB (filed as Exhibit 10.1 to the Registrant's Quarter Report on From 10-Qfiled November 3, 2006).† |
| 10.30 | Amendment No. 1 to the Collaboration and License Agreement, dated September 6, 2007, between the Registrant and AstraZeneca, AB (filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10- |

| Exhibit No. | Description |
|---|---|
| | Q filed November 5, 2007). † |
| 10.31 | Side Letter dated September 19, 2006 Re: Collaboration and License Agreement dated as of August 1, 2006 by and between POZEN Inc. and AstraZeneca AM (filed as 10.2 to the Registrant's Quarter Report on From 10-Q filed November 3, 2006).† |
| 10.32 | Side Letter Agreement, dated October 1, 2007, between the Registrant and AstraZeneca, AB (filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007). † |
| 10.33 | Long-Term Cash Incentive Award Agreement between the Registrant and John R. Plachetka dated February 14, 2007 (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.34 | First Amendment to Long Term Incentive Cash Award Agreement, dated September 28, 2007, between the Registrant and John R. Plachetka (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.35 | Restricted Stock Unit Agreement with John R. Plachetka dated February 14, 2007 under Registrant's 2000 Equity Compensation Plan as Amended and Restated (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.36 | First Amendment, dated September 28, 2007, to Restricted Stock Unit Agreement, dated February 14, 2007, between the Registrant and John R. Plachetka (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.37 | Contingent Annual Bonus Agreement with John R. Plachetka executed February 14, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.38 | Nonqualified Stock Option Grant issued to John R. Plachetka dated February 14, 2007 under Registrant's 2000 Equity Compensation Plan as Amended and Restated (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.39 | Contingent Annual Bonus Agreement with Marshall R. Reese executed January 8, 2007 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 21.1 | List of subsidiaries of the Registrant.** |
| 23.1 | Consent of Ernst & Young LLP, Independent Auditors.** |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 32.1 | Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 32.2 | Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |

* Incorporated by reference to the same-numbered exhibit of the Registrant's Registration Statement on Form S-1, No. 333-35930.

** Filed herewith.

*** Compensation Related Contract.

† Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b) Exhibits.
See Item 15(a)(3) above.

(c) Financial Statement Schedules.
See Item 15(a)(2) above.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

POZEN Inc.

Date: March 6, 2008

By: /s/ John R. Plachetka
John R. Plachetka
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ John R. Plachetka<br>John R. Plachetka | Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) | March 6, 2008 |
| /s/ William L. Hodges<br>William L. Hodges | Senior Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer) | March 6, 2008 |
| /s/ John E. Barnhardt<br>John E. Barnhardt | Vice President, Finance and Administration (Principal Accounting Officer) | March 6, 2008 |
| /s/ Arthur S. Kirsch<br>Arthur S. Kirsch | Director | March 6, 2008 |
| /s/ Kenneth B. Lee, Jr.<br>Kenneth B. Lee Jr. | Director | March 6, 2008 |
| /s/ James J. Mauzey<br>James J. Mauzey | Director | March 6, 2008 |
| /s/ Jacques F. Rejeange<br>Jacques F. Rejeange | Director | March 6, 2008 |
| /s/ Paul J. Rizzo<br>Paul J. Rizzo | Director | March 6, 2008 |
| /s/ Bruce A. Tomason<br>Bruce A. Tomason | Director | March 6, 2008 |
| /s/ Peter J. Wise<br>Peter J. Wise | Director | March 6, 2008 |

POZEN Inc.
*(A Development Stage Company)*

Audited Financial Statements

**Contents**

**Management's Report on Internal Control Over Financial Reporting**

Management of POZEN Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rule 13a- 15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management evaluated the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

/s/ John R. Plachetka
Chairman, Chief Executive Officer

/s/ William L. Hodges
Chief Financial Officer

March 6, 2008

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
POZEN Inc.

We have audited the accompanying balance sheets of POZEN Inc. (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and for the period from September 25, 1996 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of POZEN Inc. (a development stage company) at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 and for the period from September 25, 1996 (inception) through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), POZEN Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2008 expressed an unqualified opinion thereon.

In 2006, as discussed in Notes 1 and 7 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

/s/ Ernst & Young LLP

Raleigh, North Carolina
February 19, 2008

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
POZEN Inc.

We have audited POZEN Inc.'s, internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). POZEN Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, POZEN Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of POZEN Inc. (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and for the period from September 25, 1996 (inception) through December 31, 2007 and our report dated February 19, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Raleigh, North Carolina
February 19, 2008

POZEN Inc.
*(A Development Stage Company)*

Balance Sheets

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 37,660,068 | $ 26,296,884 |
| Short-term investments | 36,282,108 | 36,285,102 |
| Accounts receivable | 2,129,003 | 3,267,153 |
| Prepaid expenses and other current assets | 1,198,397 | 1,108,506 |
| Total current assets | 77,269,576 | 66,957,645 |
| Property and equipment, net of accumulated depreciation | 117,485 | 183,468 |
| Total assets | $ 77,387,061 | $ 67,141,113 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,536,040 | $ 965,563 |
| Accrued compensation | 1,392,849 | 1,434,591 |
| Accrued expenses | 3,796,164 | 1,756,300 |
| Deferred revenue | 15,936,125 | 14,870,200 |
| Total current liabilities | 23,661,178 | 19,026,654 |
| Long-term liabilities: | | |
| Deferred revenue | 18,475,074 | 24,000,000 |
| Total liabilities | 42,136,252 | 43,026,654 |
| Preferred stock, $0.001 par value; 10,000,000 shares authorized, issuable in series, of which 90,000 shares are designated Series A Junior Participating Preferred Stock, none outstanding | — | — |
| Common stock, $0.001 par value, 90,000,000 shares authorized; 29,704,760 and 29,447,913 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively | 29,705 | 29,448 |
| Additional paid-in capital | 162,371,437 | 155,920,068 |
| Accumulated other comprehensive income (loss) | 14,540 | (4,092) |
| Deficit accumulated during the development stage | (127,164,873) | (131,830,965) |
| Total stockholders' equity | 35,250,809 | 24,114,459 |
| Total liabilities and stockholders' equity | $ 77,387,061 | $ 67,141,113 |

*See accompanying Notes to Financial Statements.*

POZEN Inc.
*(A Development Stage Company)*

Statements of Operations

| | Year ended December 31, 2007 | 2006 | 2005 | Period from September 25, 1996 (inception) through December 31, 2007 |
|---|---|---|---|---|
| Revenue: | | | | |
| Licensing revenue | $34,459,001 | $ 8,681,800 | $28,418,978 | $ 97,838,779 |
| Development revenue | 18,985,344 | 4,834,972 | 228,396 | 24,574,620 |
| Total revenue | 53,444,345 | 13,516,772 | 28,647,374 | 122,413,399 |
| Operating expenses: | | | | |
| General and administrative | 11,474,608 | 12,822,050 | 9,185,251 | 74,369,609 |
| Research and development | 39,962,688 | 22,358,715 | 18,769,223 | 188,330,603 |
| Total operating expenses | 51,437,296 | 35,180,765 | 27,954,474 | 262,700,212 |
| Interest and other income | 3,326,043 | 2,354,173 | 1,265,710 | 14,723,418 |
| Income (loss) before income tax expense | 5,333,092 | (19,309,820) | 1,958,610 | (125,563,395) |
| Income tax expense | (667,000) | — | — | (667,000) |
| Net income (loss) | 4,666,092 | (19,309,820) | 1,958,610 | (126,230,395) |
| Non-cash preferred stock charge | — | — | — | 27,617,105 |
| Preferred stock dividends | — | — | — | 934,478 |
| Net income (loss) attributable to common stockholders | $ 4,666,092 | $(19,309,820) | $ 1,958,610 | $ (154,781,978) |
| Basic net income (loss) per common share | $ 0.16 | $ (0.66) | $ 0.07 | |
| Shares used in computing basic net income (loss) per common share | 29,592,890 | 29,224,699 | 28,939,302 | |
| Diluted net income (loss) per common share | $ 0.15 | $ (0.66) | $ 0.07 | |
| Shares used in computing diluted net income (loss) per common share | 30,581,326 | 29,224,699 | 29,623,207 | |

*See accompanying Notes to Financial Statements.*

POZEN Inc.
*(A Development Stage Company)*

## Statements of Stockholders' Equity

| | Preferred Stock | Common Stock | Additional Paid-In Capital | Common Stock Warrants | Receivable From Stockholders | Deferred Compensation | Deficit Accumulated During the Development Stage | Accumulated other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| Issuance of common stock | $ - | $ 5,814 | $ (1,504) | $ - | $ (4,310) | $ - | $ - | $ - | $ - |
| Issuance of preferred stock | 2,106 | - | 6,231,314 | - | (1,000,000) | - | - | - | 5,233,420 |
| Issuance of preferred stock warrants | - | - | - | 242,000 | - | - | - | - | 242,000 |
| Deferred compensation | - | - | 190,385 | - | - | (190,385) | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 28,267 | - | - | 28,267 |
| Net Loss | - | - | - | - | - | - | (101,334) | - | (101,334) |
| Balance at December 31, 1996 | 2,106 | 5,814 | 6,420,195 | 242,000 | (1,004,310) | (162,118) | (101,334) | - | 5,402,353 |
| Proceeds from stockholders' receivable | - | - | - | - | 1,004,310 | - | - | - | 1,004,310 |
| Issuance of preferred stock | 1,135 | - | 4,195,865 | - | - | - | - | - | 4,197,000 |
| Issuance of preferred stock warrants | - | - | - | 139,000 | - | - | - | - | 139,000 |
| Deferred compensation | - | - | 1,001,629 | - | - | (1,001,629) | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 214,272 | - | - | 214,272 |
| Net Loss | - | - | - | - | - | - | (3,803,030) | - | (3,803,030) |
| Balance at December 31, 1997 | 3,241 | 5,814 | 11,617,689 | 381,000 | - | (949,475) | (3,904,364) | - | 7,153,905 |
| Issuance of preferred stock | 567 | - | 2,187,758 | - | - | - | - | - | 2,188,325 |
| Issuance of preferred stock warrants | - | - | - | 35,000 | - | - | - | - | 35,000 |
| Exercise of common stock options | - | 30 | 5,525 | - | - | - | - | - | 5,555 |
| Deferred compensation | - | - | 362,489 | - | - | (362,489) | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 401,468 | - | - | 401,468 |
| Net Loss | - | - | - | - | - | - | (8,737,631) | - | (8,737,631) |
| Balance at December 31, 1998 | 3,808 | 5,844 | 14,173,461 | 416,000 | - | (910,496) | (12,641,995) | - | 1,046,622 |
| Issuance of preferred stock | 2,594 | - | 11,522,406 | - | - | - | - | - | 11,525,000 |
| Issuance of preferred stock warrants | - | - | - | 925,000 | - | - | - | - | 925,000 |
| Exercise of common stock options | - | 4 | 621 | - | - | - | - | - | 625 |
| Deferred compensation | - | - | 3,045,666 | - | - | (3,045,666) | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 612,909 | - | - | 612,909 |
| Net Loss | - | - | - | - | - | - | (12,145,446) | - | (12,145,446) |
| Balance at December 31, 1999 | 6,402 | 5,848 | 28,742,154 | 1,341,000 | - | (3,343,253) | (24,767,441) | - | 1,964,710 |
| Proceed from sale of common stock | - | 750 | 10,461,750 | - | - | - | - | - | 10,462,500 |
| Proceeds from sale of common stock in IPO, net of offering costs | - | 5,000 | 67,798,052 | - | - | - | - | - | 67,803,052 |
| | | | | | | | | - | - |
| Conversion of preferred stock to common stock | (6,402) | 15,488 | 27,347,019 | - | - | - | - | - | 27,356,105 |
| *Exercise of common stock options* | - | *208* | *74,861* | - | - | - | - | - | *75,069* |
| Exercise of common stock warrants | - | 369 | 1,805,682 | (914,952) | - | - | - | - | 891,099 |
| Preferred Stock Dividend | - | - | - | - | - | - | (934,478) | - | (934,478) |
| Dividends | | '69 | 772,114 | - | - | - | - | - | 772,183 |
| Deferred compensation | - | - | 6,328,492 | - | - | (6,328,492) | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 3,054,286 | - | - | 3,054,286 |
| Net Loss | - | - | - | - | - | - | (22,376,628) | - | (22,376,628) |
| Balance at December 31, 2000 | - | 27,732 | 143,330,124 | 426,048 | - | (6,617,459) | (48,098,547) | - | 89,067,898 |
| Exercise of common stock options | - | 187 | 109,408 | - | - | - | - | - | 109,595 |
| Exercise of common stock warrants | - | 50 | 115,240 | (115,240) | - | - | - | - | 50 |
| Forfeiture of common stock options | - | - | (42,213) | - | - | 42,213 | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 3,145,870 | - | - | 3,145,870 |
| Net Loss | - | - | - | - | - | - | (21,702,508) | - | (21,702,508) |
| Balance at December 31, 2001 | - | 27,969 | 143,512,559 | 310,808 | - | (3,429,376) | (69,801,055) | - | 70,620,905 |
| Exercise of common stock options | - | 159 | 224,291 | - | - | - | - | - | 224,450 |
| Exercise and forfeiture of common stock warrants | - | 19 | 310,808 | (310,808) | - | - | - | - | 19 |
| Forfeiture of common stock options | - | - | (11,167) | - | - | 11,167 | - | - | - |
| Amortization of deferred compensation | - | - | - | - | - | 2,908,079 | - | - | 2,908,079 |
| Net Loss | - | - | - | - | - | - | (24,554,910) | - | (24,554,910) |
| Balance at December 31, 2002 | - | 28,147 | 144,036,491 | - | - | (510,130) | (94,355,965) | - | 49,198,543 |
| Exercise of common stock options | - | 345 | 784,739 | - | - | - | - | - | 785,084 |
| Amortization of deferred compensation | - | - | - | - | - | 510,130 | - | - | 510,130 |
| Net Loss | - | - | - | - | - | - | (14,863,318) | - | (14,863,318) |
| Balance at December 31, 2003 | - | 28,492 | 144,821,230 | - | - | - | (109,219,283) | - | 35,630,439 |
| Exercise of common stock options | - | 361 | 1,340,425 | - | - | - | - | - | 1,340,786 |
| Net Loss | - | - | - | - | - | - | (5,260,472) | - | (5,260,472) |
| Balance at December 31, 2004 | - | 28,853 | 146,161,655 | - | - | - | (114,479,755) | - | 31,710,753 |
| Exercise of common stock options | - | 287 | 237,718 | - | - | - | - | - | 238,005 |
| Redemption of common stock | - | (138) | - | - | - | - | - | - | (138) |
| Unrealized loss on investments | - | - | - | - | - | - | - | (8,551) | (8,551) |
| Net Income | - | - | - | - | - | - | 1,958,610 | - | 1,958,610 |
| Balance at December 31, 2005 | - | 29,002 | 146,399,373 | - | - | - | (112,521,145) | (8,551) | 33,898,679 |
| Exercise of common stock options | - | 446 | 2,658,520 | - | - | - | - | - | 2,658,966 |
| Unrealized loss on investments | - | - | - | - | - | - | - | 4,459 | 4,459 |
| Stock-based compensation | - | - | 6,862,175 | - | - | - | - | - | 6,862,175 |
| Net Loss | - | - | - | - | - | - | (19,309,820) | - | (19,309,820) |
| Balance at December 31, 2006 | - | 29,448 | 155,920,068 | - | - | - | (131,830,965) | (4,092) | 24,114,459 |
| Exercise of common stock options | - | 257 | 2,138,995 | - | - | - | - | - | 2,139,252 |
| Unrealized gain on investments | - | - | - | - | - | - | - | 18,632 | 18,632 |
| Stock-based compensation | - | - | 4,312,374 | - | - | - | - | - | 4,312,374 |
| Net Income | - | - | - | - | - | - | 4,666,092 | - | 4,666,092 |
| Balance at December 31, 2007 | $ - | $ 29,705 | $ 162,371,437 | $ - | $ - | $ - | $ (127,164,873) | $ 14,540 | $ 35,250,809 |

*See accompanying Notes to Financial Statements.*

POZEN Inc.
*(A Development Stage Company)*

Statements of Cash Flows

| | Year ended December 31, 2007 | 2006 | 2005 | Period from September 25, 1996 (inception) through December 31, 2007 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income (loss) | $ 4,666,092 | $(19,309,820) | $ 1,958,610 | $ (126,230,395) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | | |
| Depreciation | 89,678 | 96,379 | 152,960 | 1,027,476 |
| Write-down of impaired assets | — | — | 122,009 | 155,576 |
| Bond amortization income | (1,850,403) | (1,071,549) | (571,680) | (3,493,632) |
| Noncash compensation expense | 4,312,374 | 5,500,479 | 961,308 | 22,049,830 |
| Noncash financing charge | — | — | — | 450,000 |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | 1,138,150 | (3,267,153) | — | (2,129,003) |
| Prepaid expenses and other current assets | (89,891) | (494,824) | 450,350 | (1,198,397) |
| Accounts payable and accrued expenses | 3,568,599 | 281,818 | (865,002) | 7,725,053 |
| Deferred revenue | (4,459,001) | 31,318,200 | (8,893,070) | 34,411,199 |
| Net cash provided by (used in) operating activities | 7,375,598 | 13,053,530 | (6,684,515) | (67,232,293) |
| **Investment activities** | | | | |
| Purchase of equipment | (23,695) | (45,008) | (42,120) | (1,300,536) |
| Purchase of investments | (72,301,799) | (54,138,393) | (47,007,573) | (173,447,765) |
| Sale of investments | 74,173,828 | 37,300,000 | 29,200,000 | 140,673,828 |
| Net cash provided by (used in) investing activities | 1,848,334 | (16,883,401) | (17,849,693) | (34,074,473) |
| **Financing activities** | | | | |
| Proceeds from issuance of preferred stock | — | — | — | 48,651,850 |
| Proceeds from issuance of common stock | 2,139,252 | 2,658,966 | 237,868 | 86,472,969 |
| Proceeds from collections of stockholders' receivables | — | — | — | 1,004,310 |
| Proceeds from notes payable | — | — | — | 3,000,000 |
| Payment of dividend | — | — | — | (162,295) |
| Net cash provided by financing activities | 2,139,252 | 2,658,966 | 237,868 | 138,966,834 |
| Net increase (decrease) in cash and cash equivalents | 11,363,184 | (1,170,905) | (24,296,340) | 37,660,068 |
| Cash and cash equivalents at beginning of period | 26,296,884 | 27,467,789 | 51,764,129 | — |
| Cash and cash equivalents at end of period | $ 37,660,068 | $ 26,296,884 | $ 27,467,789 | $ 37,660,068 |
| **Supplemental schedule of cash flow information** | | | | |
| Cash paid for interest | $ — | $ — | $ — | $ 191,328 |
| **Supplemental schedule of noncash investing and financing activities** | | | | |
| Conversion of notes payable to preferred stock | $ — | $ — | $ — | $ 3,000,000 |
| Preferred stock dividend | $ — | $ — | $ — | $ 772,183 |
| Forfeiture of common stock options and warrants | $ — | $ — | $ — | $ 314,179 |
| Conversion of common stock warrants to common stock | $ — | $ — | $ — | $ 1,080,001 |

*See accompanying Notes to Financial Statements.*

## 1. Significant Accounting Policies

### *Development Stage Company*

POZEN Inc. ("we" or "POZEN" or the "Company") was incorporated in the State of Delaware on September 25, 1996 and is operating in a single reportable segment. The Company is a pharmaceutical company focused primarily on products for the treatment of acute and chronic pain and other pain-related conditions. The Company's product development emphasis is on diseases with unmet medical needs where the Company can improve efficacy, safety and/or patient convenience. Since inception, the Company has focused its efforts on developing products which can provide improved efficacy, safety or patient convenience in the treatment of acute and chronic pain and pain related conditions. The Company intends to enter into collaboration agreements to commercialize its product candidates, and has entered into, and expects to continue to enter into such collaborations. The Company's licensing revenues include upfront payments upon contract signing, additional payments if and when certain milestones in the product's development or commercialization are reached, and the eventual royalty payments based on product sales. Additionally, the Company's development revenues include the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described under its collaboration agreements. The Company has not obtained regulatory approval to market any of its product candidates in the United States (U.S.).

Statement of Financial Accounting Standards Board ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises," states that an enterprise shall be considered to be in the development stage if either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue therefrom. The Company will remain a development stage company until such time as significant revenues have been generated from the marketing and sale of the Company's product candidates. As of December 31, 2007, the Company had $37.7 million in cash and cash equivalents and $36.3 million in short-term investments. Our operating expenses, net of development revenues, for 2008 and 2009 are expected to increase from the level in 2007. However, we believe that we will have sufficient cash reserves to maintain that level of business activities through 2009 provided that certain development expenses are paid by AstraZeneca AB (AstraZeneca), as outlined in the collaboration and license agreement dated August 1, 2006 between the Company and AstraZeneca, as amended by an agreement effective as of September 6, 2007. The Company's expenses might increase additionally in 2008 and 2009 if any regulatory agency requires the Company to conduct additional clinical trials, studies or investigations in connection with their consideration, or reconsideration, of the Company's regulatory filings for any of its product candidates. The Company is not currently obligated to make any milestone payments to third parties and does not currently have any other required material payment obligations during that period. However, regulatory delays, such as the Company is currently experiencing related to the approvable letters the Company received from the U.S. Food and Drug Administration (FDA) in June 2006 and in August 2007 in connection with to the Company's New Drug Application (NDA) for Treximet™ (formerly known as Trexima), or unforeseen situations or unforeseen developments in the progress of the Company's existing and future product candidates, may increase the Company's cash requirements beyond its currently assumed needs.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

### *Revenue Recognition*

The Company records revenue under two categories: licensing revenues and development revenues. With regard to the licensing revenues, the Company's licensing agreements have terms that include upfront payments upon contract signing, additional payments if and when certain milestones in the product's development or commercialization are reached, and royalty payments based on product sales. These agreements are accounted for in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition", as amended by SAB 104, "Revenue Recognition" ("SAB 104"), and Emerging Issues Task Force 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." The non-refundable portion of upfront payments received under the Company's existing agreements is deferred by the Company upon receipt and recognized on a straightline basis over the period ending on the anticipated date of regulatory approvals, as specified in the agreements relating to the product candidates, or the conclusion of any obligation on the part of the Company. For the Company's current agreements, these periods are estimated to be as follows:

- The September 2006 $40.0 million licensing fee received from AstraZeneca related to the August 2006 Collaboration and License Agreement with AstraZeneca has been deferred and was being amortized over 40 months. As a result of the revised development timeline agreed upon in the September 2007 amendment, we have extended the amortization period to 43 months. This is a change in accounting estimate and was a prospective adjustment beginning in July 2007. The AstraZeneca licensing fee relates to the Company's proprietary fixed dose combinations of the proton pump inhibitor (PPI) esomeprazole magnesium with the non-steroidal anti-inflammatory drug (NSAID) naproxen, in a single tablet. We recognized $11.4 million and $4.0 million of licensing revenue from the amortization of the AstraZeneca licensing fee for the years ended December 31, 2007 and 2006, respectively. The September 2007 amendment to the AstraZeneca agreement included a $10 million payment in connection with execution of the amendment. This payment has been deferred and will be amortized over 31 months. We recognized $1.3 million of licensing revenue from this amortization in the twelve-month period ended December 31, 2007.

- The June 2003 initial licensing and patent-issuance milestone payments totaling $25.0 million for MT 400 received from GSK have been deferred and were originally being amortized over 42 months. During 2005 the amortization period was decreased to 39 months based upon the August 2005 submission to the FDA of the Treximet NDA which was earlier than anticipated. The 2005 change in the amortization period resulted in a $0.7 million increase in the full-year amortization. During 2006 based upon the June 2006 receipt of an approvable letter from the FDA related to the Treximet NDA and the December 2006 receipt of a notice from the FDA that it had requested additional analyses and supporting information relating to submitted data, $1.9 million of the $25 million initial licensing and patent-issuance milestone payments was deferred to 2007. With the receipt of a second approvable letter in August 2007, unamortized deferred revenue of $0.2 million will be amortized through March 2008. We recognized $1.7 million and $1.9 million of licensing revenue from the amortization of GSK milestone payments during the year ended December 31, 2007 and 2006, respectively.

- The September 2003 $1.0 million licensing fee for MT 300 ($2.0 million non-refundable upfront licensing fee net of a potential termination fee of $1.0 million) received from Valeant Pharmaceuticals North America (Valeant NA), a subsidiary of Valeant Pharmaceuticals International (formerly Xcel Pharmaceuticals Inc.), has been amortized over 32 months. As the result of the receipt in October 2003 of a not-approvable letter from the FDA relating to the NDA for MT 300, after three months of amortization, this estimated deferral period was increased from an original estimate of 20 months to 32 months ending in April 2006.

Milestone payments are recognized as licensing revenue upon the achievement of specified milestones if (i) the milestone is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement; and (ii) the fees are non-refundable. Any milestone payments received prior to satisfying these revenue recognition criteria are recorded as deferred revenue. Milestone revenue recognized in years ended December 31, 2007, 2006, and 2005 was $20 million, $0, and $20 million, respectively.

With regards to the development revenues, the Company's licensing agreements may include payment for development services provided by the Company on an hourly rate and direct expense basis. The Company records such revenue in accordance with the agreements which would generally be based upon time spent and materials used on the project. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", under the collaboration agreements with AstraZeneca and GSK, the Company recognizes as development revenue the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described within the related agreements. We recognized $19.0 million, $4.8 million, and $0.2 million of development revenue for development activities performed pursuant to the AstraZeneca and GSK agreements for the years ended December 31, 2007, 2006, and 2005, respectively. The Company's costs associated with the billed direct costs totaled $16.4 million, $4.4 million and $0.2 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. The collaboration agreements establish the rates for billing personnel-related time incurred and consequently, the associated costs incurred to perform the additional development activities are not separately captured from ongoing personnel costs.

Royalty revenue will be recognized if and when earned in future periods with respect to the manufacture, sale or use of the Company's products or technology. For those arrangements where royalties are reasonably estimable, the Company will recognize revenue based on estimates of royalties earned during the applicable period and reflect in future revenue any differences between the estimated and actual royalties.

*Investments*

Investments consist primarily of United States government and government agency obligations, and corporate fixed income securities. The Company invests in high-credit quality investments in accordance with its investment policy, which minimizes the possibility of loss. Under the Company's investment policy, investments that have a maturity of greater than three months and less than one year are classified as short-term, are considered to be available-for-sale and are carried at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and transactions are recorded on a settlement date basis. Generally, investments with maturities beyond twelve months are classified as long-term. Marketable and non-marketable equity investments are evaluated periodically for impairment. If it is determined that a decline of any investment is other than temporary, the investment would be written down to fair value and the write-down would be permanent. For the twelve month period ended December 31, 2007, 2006, and 2005, respectively, the Company had $1.5 million, $1.3 million, and $0.7 million, respectively, of interest income and $1.8 million, $1.1 million, and $0.6 million, respectively, of bond amortization income included in other income for the period.

*Cash and Cash Equivalents and Concentration of Credit Risk*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash is invested in interest-bearing investment-grade securities. Cash is restricted to the extent of a $124,000 letter of credit, maintained in compliance with the terms of the Company's office lease.

Cash and cash equivalents include financial instruments that potentially subject the Company to a concentration of credit risk. Cash and cash equivalents are of a highly liquid nature and are insured by the respective financial institutions up to $100,000 per account. Amounts in excess of $100,000 are uninsured. Cash and cash equivalents are deposited with high credit quality financial institutions which invest primarily in U.S. Government securities, highly rated commercial paper and certificates of deposit guaranteed by banks which are members of the FDIC. The counterparties to the agreements relating to the Company's investments consist primarily of the U.S. Government and various major corporations with high credit standings.

*Comprehensive Income (Loss)*

The Company follows the provisions of SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components for general purpose financial statements. Accumulated other comprehensive income is comprised of unrealized gains and losses on marketable securities and is disclosed as a component of stockholders' equity. The Company had $14,540 unrealized gains on its investments that are classified as accumulated other comprehensive income (loss) at December 31, 2007 and $(4,092) of unrealized losses for the same period of 2006.

Comprehensive income (loss) consists of the following components for the year ended December 31, 2007, 2006, and 2005:

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net (loss) income | $ 4,666,092 | $ (19,309,820) | $ 1,958,610 |
| Unrealized gain (loss) on marketable securities | 18,632 | 4,459 | (8,551) |
| Total comprehensive (loss) income | $ 4,684,724 | $ (19,305,361) | $ 1,950,059 |

*Equipment*

Equipment consists primarily of computer hardware and software and furniture and fixtures and is recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets ranging from five to seven years. Accumulated depreciation at December 31, 2007 and 2006 totaled $0.6 and $0.5 million respectively.

*Research and Development Costs, Including Clinical Trial Expenses*

Research and development costs are charged to operations as incurred. The Company has included in research and development expenses the personnel costs associated with research and development activities and costs associated with pharmaceutical development, clinical trials, toxicology activities, and regulatory matters.

*Income Taxes*

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some or all of a deferred tax asset will not be realized, the Company records a valuation allowance.

*Net Income (Loss) Per Share*

Basic and diluted net income (loss) per common share amounts are presented in conformity with Statement of Financial Accounting Standards No. ("SFAS") 128, "Earnings per Share." In accordance with SFAS 128, basic and diluted net income (loss) per common share amounts have been computed using the weighted-average number of shares of common stock outstanding for the fiscal years ended December 31, 2007, 2006 and 2005. During the fiscal years ended December 31, 2007, 2006 and 2005, the Company had potential common stock equivalents related to its outstanding stock options. These potential common stock equivalents were not included in diluted loss per share for the fiscal year ended December 31, 2006, because the effect would be anti-dilutive. In accordance with SFAS 128, the Company has excluded the impact of any shares which might be issued under the Rights Plan, detailed below, from the EPS calculation because the Rights are not exercisable since the specified contingent future event has not occurred.

The following table illustrates the calculation of dilutive shares outstanding:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Weighted-average shares used in computing basic net income (loss) per share | 29,592,890 | 29,224,699 | 28,939,302 |
| Effect of dilutive securities | 988,436 | — | 683,905 |
| Weighted-average shares used in computing diluted net income (loss) per share | 30,581,326 | 29,224,699 | 29,623,207 |

*Fair Value of Financial Instruments*

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. The carrying values of these amounts approximate the fair value due to the short-term nature of such instruments.

*Patent Costs*

The Company expenses patent costs, including legal expenses, in the period in which they are incurred. Patent expenses are included in general and administrative expenses in the Company's statements of operations.

*Stock-Based Compensation*

On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," which requires us to account for share-based payment transactions using a fair value-based method and recognize the related expense in our results of operations. Prior to our adoption of SFAS No. 123(R), as permitted by SFAS No. 123, we accounted for share-based payments to employees using the Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," intrinsic value method. Accordingly, prior to January 1, 2006 we generally recognized compensation expense for restricted stock awards and did not recognize compensation cost for employee stock options, as all such options had an exercise price equal to the market value of the underlying common stock on the date of the grant. SFAS No. 123(R) allows companies to choose one of two transition methods: the modified prospective transition method or the modified retrospective transition method. We chose to use the modified prospective transition methodology. Under this transition method, our compensation cost recognized includes compensation costs for all share-based payments granted prior to, but not yet vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Accordingly, we have not restated our financial results for prior periods.

Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The fair value of restricted stock awards is determined by reference to the fair market value of our common stock on the date of grant. Consistent with the valuation method we used for disclosure-only purposes under the provisions of SFAS No. 123, we use the Black-Scholes model to value service condition and performance condition option awards under SFAS No. 123(R). For awards with only service conditions and graded-vesting features, we recognize compensation cost on a straight-line basis over the requisite service period. For awards with performance or market conditions granted subsequent to our adoption of SFAS No. 123(R), we intend to recognize compensation cost over the expected period to achieve the performance or market conditions.

Refer to Footnote 7 ("Equity Compensation Plans") for the discussion of the adoption of SFAS No. 123(R).

*Contingencies*

Five purported class action lawsuits were filed during 2004 by holders of the Company's securities, with those actions filed as a single consolidated amended complaint on December 20, 2004. The amended complaint alleged, among other claims, violations of federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 and Section 20(a) of the Exchange Act against the Company and Dr. John R. Plachetka, the Company's chairman and chief executive officer, arising out of allegedly false and misleading statements made by the Company concerning its product candidates, MT 100 and MT 300, during the class period. On July 10, 2007 the Company announced that it had reached an agreement to amicably settle the consolidated class action lawsuit and on December 10, 2007, the Court entered an order giving its final approval to the settlement agreement. No appeal to the order was taken and, accordingly, this litigation has been dismissed with prejudice. The settlement agreement was funded with proceeds from the Company's directors and officers' liability insurance.

A purported class action lawsuit claiming violations of securities laws was filed on August 10, 2007 in the U.S. District Court for the Middle District of North Carolina by a holder of our securities against the Company, its chairman and chief executive officer and one of its directors. The complaint alleges, among other claims, violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Exchange Act arising out of allegedly false and misleading statements made by the Company concerning its migraine drug candidate, Treximet, during the purported class period, July 31, 2006 through August 1, 2007. By order dated February 15, 2008, the Court appointed joint co-lead plaintiffs. The Company and the individual defendants believe that the plaintiffs allegations are without merit, and intend to defend these claims vigorously.

As with any litigation proceeding, the Company cannot predict with certainty the eventual outcome of the pending class action lawsuit described above. Furthermore, the Company will have to incur expenses in connection with this lawsuit, which may be substantial. In the event of an adverse outcome, the Company's business could be materially harmed. Moreover, responding to and defending the pending litigation will result in a significant diversion of management's attention and resources and an increase in professional fees.

Under its commercialization collaboration with Valeant NA, related to MT 300, if the Company chooses to withdraw the MT 300 NDA for commercial or financial reasons under the conditions specified in the agreement, it could be required to pay a withdrawal fee of $1.0 million. As a result of this contingency, $1.0 million of the $2.0 million upfront payment received by the Company from Valeant NA pursuant to the agreement has not been recognized as revenue and will not be recognized as revenue until the conditions in the agreement have been satisfied or resolved.

On July 21, 2005, the Company received a letter from Valeant NA seeking payment of the $1.0 million withdrawal fee. The Company does not believe the withdrawal fee is payable. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has indicated its intention to pursue the dispute resolution provisions provided for in the agreement. The Company intends to vigorously defend its position under the agreement. At this time, it is not possible to determine if any withdrawal fee will be required to be paid to Valeant NA when the ultimate resolution of this dispute is reached, however, it is the current judgment of management that no reserve is required.

***Recently Issued Accounting Pronouncements***

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosure to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS

157 is effective for the Company's 2008 fiscal year, although early adoption is permitted. The Company is currently assessing the potential effect of SFAS 157 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective for the Company's 2008 fiscal year, although early adoption is permitted. The Company is currently assessing the potential effects of SFAS 159 on its financial statements.

In June 2007, the FASB issued Emerging Issues Task Force ("EITF") on EITF Issue No. 07-3, *"Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities"* ("EITF 07-3"). EITF 07-3 requires companies to defer and capitalize prepaid, nonrefundable research and development payments to third parties, and amortize them over the period that the research and development activities are performed or the services are provided, subject to an assessment of recoverability. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting EITF 07-3 on our financial statements.

## 2. License Agreements

We have entered into and plan to continue to enter into collaborations with established pharmaceutical or pharmaceutical services companies to develop, commercialize and/or manufacture our product candidates. Our existing collaborations are described below.

### *GlaxoSmithKline (GSK)*

In June 2003, we signed an agreement with GSK for the development and commercialization of proprietary combinations of a triptan (5-$HT_{1B/1D}$ agonist) and a long-acting NSAID. The combinations covered by the agreement are among the combinations of MT 400. Under the terms of the agreement, GSK has exclusive rights in the U.S. to commercialize all combinations which combine GSK's triptans, including Imitrex® (sumatriptan succinate) or Amerge® (naratriptan hydrochloride), with a long-acting NSAID. We were responsible for development of the first combination product, while GSK provided formulation development and manufacturing. GSK had proposed Treximet as the brand name of the combination of sumatriptan succinate, formulated with GSK's RT Technology™, and naproxen sodium in a single tablet. Pending a final decision on a new name, the product will still be referred to as Treximet. Pursuant to the terms of the agreement, we received $25.0 million in initial payments from GSK following termination of the waiting period under the Hart-Scott-Rodino notification program and the issuance of a specified patent. In May 2004, we received a $15.0 million milestone payment as a result of our commencement of Phase 3 clinical trial activities. In October 2005, we received a $20.0 million milestone payment upon the FDA's acceptance for review of the Treximet NDA. Additionally, GSK is obligated to make payments to us in a total amount of $20.0 million upon FDA approval of the Treximet NDA and GSK's notification of intent to commercialize Treximet. In addition, GSK will pay us two sales performance milestones totaling $80.0 million if certain sales thresholds are achieved. Up to an additional $10.0 million per product is payable upon achievement of milestones relating to other products. GSK will also pay us royalties on all net sales of marketed products until at least the expiration of the last to expire issued applicable patent (August 14, 2017 based upon the scheduled expiration of currently issued patents). GSK may reduce, but not eliminate, the royalty payable to us if generic competitors attain a pre-determined share of the market for the combination product, or if GSK owes a royalty to one or more third parties for rights it licenses from such third parties to commercialize the product. The agreement terminates on the date of expiration of all royalty obligations unless earlier terminated by either party for a material breach or by GSK at any time upon ninety (90) days' written notice to us for any reason or no reason. Among the contract breaches that would entitle us to terminate the agreement is GSK's determination not to further develop or to launch the combination product under certain circumstances. GSK has the right, but not the obligation, to bring, at its own expense, an action for infringement of certain patents by third parties. If GSK does not bring any such action within a certain time frame, we have the right, at our own expense, to bring the appropriate action. With regard to certain other patent infringements, we have the sole right to bring an action against the infringing third party. Each party generally has the duty to indemnify the other for damages arising from breaches of each party's representations, warranties and obligations under the agreement, as well as for gross negligence or intentional misconduct. We also have a duty to indemnify GSK for damages arising from our development and manufacture of MT 400 prior to the effective date of the agreement, and each party must indemnify the other for damages arising from the development and manufacture of any combination product after the effective date.

### *AstraZeneca AB (AstraZeneca)*

In August 2006, we entered into a collaboration and license agreement dated as of August 1, 2006 and effective September 7, 2006 with AstraZeneca, a Swedish corporation, regarding the development and commercialization of proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen, in a single tablet for the management of pain and inflammation associated with conditions such as osteoarthritis and rheumatoid arthritis in patients who are at risk for developing NSAID associated gastric ulcers. Under the terms of the agreement, we granted to AstraZeneca an exclusive, fee-bearing license, in all countries of the world except Japan, under our patents and know-how relating to combinations of gastroprotective agents and NSAIDs (other than aspirin and its derivatives). AstraZeneca may, at no additional cost, elect to include Japan in the licensed territory within two years after the effective date of the agreement. Pursuant to the terms of the agreement, we received an upfront license fee of $40.0 million from AstraZeneca following termination of the waiting period under the Hart-Scott-Rodino notification program.

In September 2007, we agreed with AstraZeneca to amend our collaboration and license agreement effective as of September 6, 2007. Under the terms of the amendment, AstraZeneca has agreed to pay us up to $345 million, in the aggregate, in milestone payments upon the achievement of certain development, regulatory and sales events. We received in September 2007, a $10.0 million payment upon execution of the Amendment and a $20.0 million payment in recognition of the achievement of successful proof of concept. An additional $55 million will be paid upon achievement of certain development and regulatory milestones, and $260.0 million will be paid as sales performance milestones if certain aggregate sales thresholds are achieved. Under the original agreement, we were to have received development and regulatory milestones totaling $160.0 million, of which $20.0 million was to be paid upon the successful completion of the proof of concept studies, and sales performance milestones totaling $175.0 million.

In addition, the amendment revised the royalty rates we are to have received under the original agreement. Under the original agreement, we were to receive a royalty based on annual net sales by AstraZeneca, its affiliates or sublicensees during the royalty term. The royalty rate varied based on the level of annual net sales of products made by AstraZeneca, its affiliates and sublicensees, ranging from the mid-single digits to the mid-teens. Under the Amendment, we will now receive a flat, low double digit royalty rate during the royalty term on annual net sales of products made by AstraZeneca, its affiliates and sublicensees, in the United States and royalties ranging from the mid-single digits to the high-teens on annual net sales of products made by AstraZeneca, its affiliates and sublicensees outside of the United States. The amendment also revises the rate of reduction to the royalty rate based upon loss of market share due to generic competition inside and outside of the United States to account for the new royalty structure.

Our right to receive royalties from AstraZeneca for the sale of such products expires on a country-by-country basis upon the later of (a) expiration of the last-to-expire of certain patent rights relating to such products in that country, and (b) ten years after the first commercial sale of such products in such country.

We retain responsibility for the development and filing of the New Drug Application (NDA) for the product in the U.S. AstraZeneca is responsible for all development activities outside the U.S., as well as for all manufacturing, marketing, sales and distribution activities worldwide. We have agreed to bear all expenses related to certain specified U.S. development activities. All other development expenses, including all manufacturing-related expenses, will be paid by AstraZeneca. The agreement established joint committees with representation of both us and AstraZeneca to manage the development and commercialization of the product. The committees operate by consensus, but if consensus cannot be reached, we generally will have the deciding vote with respect to development activities required for marketing approval of the product in the U.S. and AstraZeneca generally will have the deciding vote with respect to any other matters.

The agreement, unless earlier terminated, will expire upon the payment of all applicable royalties for the products commercialized under the agreement. Either party has the right to terminate the agreement by notice in writing to the other party upon or after any material breach of the agreement by the other party, if the other party has not cured the breach within 90 days after written notice to cure has been given, with certain exceptions. The parties also can terminate the agreement for cause under certain defined conditions. In addition, AstraZeneca can terminate the agreement at will, for any reason or no reason, in its entirety or with respect to countries outside the U.S., upon 90 days' notice. If terminated at will, AstraZeneca will owe us a specified termination payment or, if termination occurs after the product is launched, AstraZeneca may, at its option, under and subject to the satisfaction of conditions specified in the agreement, elect to transfer the product and all rights to us.

***Valeant Pharmaceuticals North American (Valeant NA) (formerly Xcel Pharmaceuticals Inc.)***

In September 2003, we signed an agreement with Valeant NA for the further development and commercialization of MT 300. In March 2005, Valeant Pharmaceuticals International (Valeant International) acquired Valeant NA. Under the terms of the agreement, Valeant NA would have exclusive rights in the United States to commercialize MT 300 subject to certain minimum commercialization obligations. Pursuant to the terms of the agreement, Valeant NA paid us an upfront fee of $2.0 million. Upon certain future regulatory approvals, including the FDA's approvals relating to MT 300, and the achievement of a predetermined sales threshold on MT 300, potential milestone payments of up to $8.0 million would be due. Valeant NA is also obligated to pay us royalties on all combined net sales of MT 300 and Valeant NA's D.H.E. 45® (dihydroergotamine

On August 28, 2000, the Company completed a private placement of 1,597,285 shares of Series F Convertible Preferred Stock ("Series E") and received cash of $10,742,000, net of offering costs. The terms of the Series F are substantially similar to those of the Series E. The Company recorded a non-cash preferred stock charge at the date of issuance by offsetting charges and credits to additional paid-in capital of $10,742,000, without any effect on total stockholders' equity.

All outstanding shares of Series E and related Series E warrants and Series F were converted into 6,851,207 shares of the Company's common stock and warrants exercisable for 33,030 shares of the Company's common stock upon the closing of the Company's initial public offering in October 2000. The Series E warrants, valued at $260,999, were forfeited in October 2002.

## 5. Accrued Expenses

Accrued expenses consist of the following at December 31:

| | 2007 | 2006 |
|---|---|---|
| Research and development costs | $ 3,299,517 | $ 1,418,923 |
| Other | 496,647 | 337,377 |
| | $ 3,796,164 | $ 1,756,300 |

## 6. Income Taxes

At December 31, 2007 and 2006, we had federal net operating loss carryforwards of approximately $75.6 million and $107.4 million respectively, state net economic loss carryforwards of approximately $74.2 million and $81.4 million respectively, and research and development credit carryforwards of approximately $10.3 million and $8.8 million, respectively. The amount of the NOL related to excess tax based stock compensation is $4.8 million and $3.2 million at December 31, 2007 and 2006, respectively. The federal and state net operating loss carryforwards begin to expire in 2013 and the research and development credit carryforwards begin to expire in 2012. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the carryforwards. Of the total increase in valuation allowance of $0.7 million, $0.6 million was allocable to excess stock option deductions and the balance of $0.1 million was allocable to current operating activities. When the valuation allowance is realized, a portion related to excess stock option compensation will be realized as an increase in additional paid-in capital. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research credit carryforwards is limited in certain situations where changes occur in stock ownership.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows at December 31:

| | 2007 | 2006 |
|---|---|---|
| | ($ in thousands) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 29,775 | $ 41,277 |
| Research and development credits | 10,320 | 8,769 |
| Revenue recognition | 9,330 | 1,005 |
| Equity compensation and other | 4,067 | 1,767 |
| Total deferred tax assets | 53,492 | 52,818 |
| Valuation allowance | (53,492) | (52,818) |
| Net deferred tax asset | $ — | $ — |

fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen, in a single tablet for the management of pain and inflammation associated with conditions such as osteoarthritis and rheumatoid arthritis in patients who are at risk for developing NSAID associated gastric ulcers. Under the terms of the agreement, we granted to AstraZeneca an exclusive, fee-bearing license, in all countries of the world except Japan, under our patents and know-how relating to combinations of gastroprotective agents and NSAIDs (other than aspirin and its derivatives). AstraZeneca may, at no additional cost, elect to include Japan in the licensed territory within two years after the effective date of the agreement. Pursuant to the terms of the agreement, we received an upfront license fee of $40.0 million from AstraZeneca following termination of the waiting period under the Hart-Scott-Rodino notification program.

In September 2007, we agreed with AstraZeneca to amend our collaboration and license agreement effective as of September 6, 2007. Under the terms of the amendment, AstraZeneca has agreed to pay us up to $345 million, in the aggregate, in milestone payments upon the achievement of certain development, regulatory and sales events. We received in September 2007, a $10.0 million payment upon execution of the Amendment and a $20.0 million payment in recognition of the achievement of successful proof of concept. An additional $55 million will be paid upon achievement of certain development and regulatory milestones, and $260.0 million will be paid as sales performance milestones if certain aggregate sales thresholds are achieved. Under the original agreement, we were to have received development and regulatory milestones totaling $160.0 million, of which $20.0 million was to be paid upon the successful completion of the proof of concept studies, and sales performance milestones totaling $175.0 million.

In addition, the amendment revised the royalty rates we are to have received under the original agreement. Under the original agreement, we were to receive a royalty based on annual net sales by AstraZeneca, its affiliates or sublicensees during the royalty term. The royalty rate varied based on the level of annual net sales of products made by AstraZeneca, its affiliates and sublicensees, ranging from the mid-single digits to the mid-teens. Under the Amendment, we will now receive a flat, low double digit royalty rate during the royalty term on annual net sales of products made by AstraZeneca, its affiliates and sublicensees, in the United States and royalties ranging from the mid-single digits to the high-teens on annual net sales of products made by AstraZeneca, its affiliates and sublicensees outside of the United States. The amendment also revises the rate of reduction to the royalty rate based upon loss of market share due to generic competition inside and outside of the United States to account for the new royalty structure.

Our right to receive royalties from AstraZeneca for the sale of such products expires on a country-by-country basis upon the later of (a) expiration of the last-to-expire of certain patent rights relating to such products in that country, and (b) ten years after the first commercial sale of such products in such country.

We retain responsibility for the development and filing of the New Drug Application (NDA) for the product in the U.S. AstraZeneca is responsible for all development activities outside the U.S., as well as for all manufacturing, marketing, sales and distribution activities worldwide. We have agreed to bear all expenses related to certain specified U.S. development activities. All other development expenses, including all manufacturing-related expenses, will be paid by AstraZeneca. The agreement established joint committees with representation of both us and AstraZeneca to manage the development and commercialization of the product. The committees operate by consensus, but if consensus cannot be reached, we generally will have the deciding vote with respect to development activities required for marketing approval of the product in the U.S. and AstraZeneca generally will have the deciding vote with respect to any other matters.

The agreement, unless earlier terminated, will expire upon the payment of all applicable royalties for the products commercialized under the agreement. Either party has the right to terminate the agreement by notice in writing to the other party upon or after any material breach of the agreement by the other party, if the other party has not cured the breach within 90 days after written notice to cure has been given, with certain exceptions. The parties also can terminate the agreement for cause under certain defined conditions. In addition, AstraZeneca can terminate the agreement at will, for any reason or no reason, in its entirety or with respect to countries outside the U.S., upon 90 days' notice. If terminated at will, AstraZeneca will owe us a specified termination payment or, if termination occurs after the product is launched, AstraZeneca may, at its option, under and subject to the satisfaction of conditions specified in the agreement, elect to transfer the product and all rights to us.

***Valeant Pharmaceuticals North American (Valeant NA) (formerly Xcel Pharmaceuticals Inc.)***

In September 2003, we signed an agreement with Valeant NA for the further development and commercialization of MT 300. In March 2005, Valeant Pharmaceuticals International (Valeant International) acquired Valeant NA. Under the terms of the agreement, Valeant NA would have exclusive rights in the United States to commercialize MT 300 subject to certain minimum commercialization obligations. Pursuant to the terms of the agreement, Valeant NA paid us an upfront fee of $2.0 million. Upon certain future regulatory approvals, including the FDA's approvals relating to MT 300, and the achievement of a predetermined sales threshold on MT 300, potential milestone payments of up to $8.0 million would be due. Valeant NA is also obligated to pay us royalties on all combined net sales of MT 300 and Valeant NA's D.H.E. 45® (dihydroergotamine mesylate) Injection, upon commercialization of MT 300, until at least the expiration of the last to expire issued applicable patent (2020, based upon the scheduled expiration of the last to expire currently issued applicable patent), subject to reduction in certain instances of generic competition, or in the event that Valeant NA pays royalties to one or more third parties to license rights from such third parties to commercialize MT 300. The agreement terminates on the date of expiration of all royalty obligations (2020, based upon the scheduled expiration of the last to expire currently issued applicable patent) unless earlier terminated by either party for a material breach or in the event that either party determines not to pursue approval of MT 300, under the conditions described below. Under certain circumstances, the agreement provides for the terminating party to facilitate the assumption of its responsibilities by the non-terminating party. Generally, each party must indemnify the other for damages arising from such party's breach of its representations, warranties and obligations under the agreement, as well as for the gross negligence or willful misconduct by either party. Additionally, Valeant NA must indemnify us for damages arising from the development, manufacture or use of any product after the effective date of the agreement, while we must indemnify Valeant NA for any damages arising from such development, manufacture or use prior to the effective date. We must also indemnify Valeant NA for any use by us or any sub licensee of certain technology owned by Valeant NA.

Under the agreement, if we determine that additional studies or data that are required by the FDA for approval of the NDA for MT 300 would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300, we may elect to withdraw the NDA. If we notify Valeant of this situation and Valeant NA does not assume control of efforts to seek approval of the NDA, then, under the conditions outlined in the agreement, upon notice from Valeant NA the agreement will terminate and we would be required to pay Valeant NA a withdrawal fee of $1.0 million. If Valeant decides to assume development, it would be credited $1.0 million in development expense. Based upon our understandings from our most recent communications with the FDA and our understanding of the FDA's current standards for approval of migraine drugs, we believe it is not possible to reverse the not approvable status of the NDA for MT 300 and we have begun discussions regarding termination of our commercialization agreement with Valeant NA. In July 2005, we received a letter from Valeant NA seeking payment of the $1.0 million withdrawal fee. We do not believe that the withdrawal fee is payable based on our receipt of a not-approvable letter from the FDA with respect to our NDA for MT 300. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for in the agreement. We intend to vigorously defend our position under the agreement. At this time, it is not possible to determine if any withdrawal fee will be required to be paid to Valeant NA upon the ultimate resolution of this dispute.

Based upon the delays related to commercialization of MT 300 due to our receipt of the not-approvable letter for MT 300 and our efforts to address with the FDA the issues raised in that letter, we and Valeant NA had previously agreed to extend the time for certain activities under our agreement with Valeant NA that are dependent on the FDA's actions with respect to MT 300. In the event of termination of the agreement, these obligations will not be relevant. We can give no assurance that Valeant NA or Valeant International will agree to termination terms acceptable to us or that we will not be required to pay Valeant NA the withdrawal fee of $1.0 million described above.

## 3. Stockholders' Equity

Prior to 2000, the Company completed five private placement offerings of preferred stock as shown in the table set forth below. In connection with four of these offerings, warrants were issued to certain key advisors for their services related to the offerings. The warrants have been exercised or have expired.

| Year of Issuance | Series | Number of Shares Issued | $ Received (net of offering costs) | Number of Shares Underlying Warrants | Offering Costs Resulting From Warrants | Price at Issuance |
|---|---|---|---|---|---|---|
| 1996 | A Convertible Preferred | 2,105,931 | $ 6,475,420 | 78,776 | $ 242,000 | $ 3.15 |
| 1997 | B Convertible Preferred | 1,135,000 | $ 4,336,000 | 36,450 | $ 139,000 | $ 4.00 |
| 1998 | B Convertible Preferred | 4,377 | $ 17,512 | — | $ — | $ 4.00 |
| 1998 | C Convertible Preferred | 563,044 | $ 2,205,813 | 8,884 | $ 35,000 | $ 4.05 |
| 1999 | D Convertible Preferred | 2,593,750 | $ 12,000,000 | 200,000 | $ 925,000 | $ 4.80 |

All outstanding shares of Series A, Series B, Series C and Series D and the related warrants were converted into 8,636,436 shares of the Company's common stock and warrants for 437,228 shares of the Company's common stock upon the closing of the Company's initial public offering in October 2000.

***Shares Reserved for Future Issuance***

In January 2005, the Company approved a stockholder rights plan (the "Rights Plan"), pursuant to which the Company entered into a Rights Agreement dated January 12, 2005 with StockTrans, Inc., as Rights Agent, and the Company declared a dividend of a right to acquire one preferred share purchase right (a "Right") for each outstanding share of the Company's Common Stock, $0.001 par value per share, to stockholders of record at the close of business on January 28, 2005. Generally, the Rights only are triggered and become exercisable if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or announces a tender offer for 15 percent or more of the Company's common stock. The Rights Plan is similar to plans adopted by many other publicly-traded companies. The effect of the Rights Plan is to discourage any potential acquirer from triggering the Rights without first convincing POZEN's Board of Directors that the proposed acquisition is fair to, and in the best interest of, the shareholders and the Company. The provisions of the Plan will substantially dilute the equity and voting interest of any potential acquirer unless the Board of Directors determines that the proposed acquisition is in the best interest of the shareholders. In connection with the Plan, the Company designated 90,000 shares of its authorized Preferred Stock as Series A Junior Participating Preferred Stock. Each Right, if and when exercisable, will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.001 par value per share, at a purchase price of $80.00 for each one one-thousandth of a share, subject to adjustment. Each holder of a Right (except for the Acquiring Person (as defined in the Rights Plan), whose Rights will be null and void upon such event) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. The Rights can be terminated by POZEN's Board of Directors and are subject to optional redemption by the Company at $0.001 per Right. The Rights Plan has a 10-year term and contains provisions requiring a periodic review and evaluation by the Board of Directors.

At December 31, 2007, shares of our common stock reserved for future issuance are as follows:

| | |
|---|---|
| Common shares available for grant under stock option plans | 2,063,761 |
| Common shares issuable pursuant to options and restricted stock units granted under equity compensations plans | 3,562,202 |
| Rights Plan shares issuable as Series A Junior Participating Preferred Stock | 90,000 |
| Total reserved | 5,715,963 |

## 4. Redeemable Preferred Stock

On March 24, 2000, the Company completed a private placement of 2,589,927 shares of Series E Convertible Preferred Stock ("Series E") and received cash of $16,875,115, net of offering costs. The Series E holders were entitled to receive cumulative dividends at an annual rate of 8% of the original purchase price payable in cash or shares of Series E at the option of the holder. Dividends were payable when declared by the Board of Directors and upon conversion, liquidation or redemption. The Series E was convertible at a price that decreased from $6.95 to $5.73 since the Company was unable to complete by September 15, 2000 a qualified public offering or to effect a merger or acquisition of the Company that would entitle the holders of the Series E to receive $10.43 or more per share. At the date of issuance, the Company believed the per share price of $6.95 represented the fair value of the preferred stock and was in excess of the deemed fair value of its common stock. Subsequent to the commencement of the Company's initial public offering process, the Company re-evaluated the deemed fair market value of its common stock as of March 2000 and determined it to be $22.48 per share (on a pre-split basis). Accordingly, the incremental fair value of the Series E was deemed to be the equivalent of a preferred stock dividend. The Company recorded the non-cash preferred stock charge at the date of issuance by offsetting charges and credits to additional paid-in capital of $16,875,115, without any effect on total stockholders' equity. The non-cash charge was limited to the net proceeds received from the Series E offering.

In conjunction with the issuance of the Series E, the Company issued warrants to purchase 24,485 shares of Series E at an initial exercise price of $6.95 per share to certain key advisors for their services related to the offering. The value of the warrants was recorded as offering costs related to the issuance of Series E at a value calculated using the "Black Scholes" formula at approximately $261,000. During 2002, the warrants expired unexercised and the reduction of value of the warrants was recorded as additional paid-in capital.

On August 28, 2000, the Company completed a private placement of 1,597,285 shares of Series F Convertible Preferred Stock ("Series E") and received cash of $10,742,000, net of offering costs. The terms of the Series F are substantially similar to those of the Series E. The Company recorded a non-cash preferred stock charge at the date of issuance by offsetting charges and credits to additional paid-in capital of $10,742,000, without any effect on total stockholders' equity.

All outstanding shares of Series E and related Series E warrants and Series F were converted into 6,851,207 shares of the Company's common stock and warrants exercisable for 33,030 shares of the Company's common stock upon the closing of the Company's initial public offering in October 2000. The Series E warrants, valued at $260,999, were forfeited in October 2002.

## 5. Accrued Expenses

Accrued expenses consist of the following at December 31:

| | 2007 | 2006 |
|---|---|---|
| Research and development costs | $ 3,299,517 | $ 1,418,923 |
| Other | 496,647 | 337,377 |
| | $ 3,796,164 | $ 1,756,300 |

## 6. Income Taxes

At December 31, 2007 and 2006, we had federal net operating loss carryforwards of approximately $75.6 million and $107.4 million respectively, state net economic loss carryforwards of approximately $74.2 million and $81.4 million respectively, and research and development credit carryforwards of approximately $10.3 million and $8.8 million, respectively. The amount of the NOL related to excess tax based stock compensation is $4.8 million and $3.2 million at December 31, 2007 and 2006, respectively. The federal and state net operating loss carryforwards begin to expire in 2013 and the research and development credit carryforwards begin to expire in 2012. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the carryforwards. Of the total increase in valuation allowance of $0.7 million, $0.6 million was allocable to excess stock option deductions and the balance of $0.1 million was allocable to current operating activities. When the valuation allowance is realized, a portion related to excess stock option compensation will be realized as an increase in additional paid-in capital. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research credit carryforwards is limited in certain situations where changes occur in stock ownership.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows at December 31:

| | 2007 | 2006 |
|---|---|---|
| | ($ in thousands) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 29,775 | $ 41,277 |
| Research and development credits | 10,320 | 8,769 |
| Revenue recognition | 9,330 | 1,005 |
| Equity compensation and other | 4,067 | 1,767 |
| Total deferred tax assets | 53,492 | 52,818 |
| Valuation allowance | (53,492) | (52,818) |
| Net deferred tax asset | $ — | $ — |

The components for the income tax provision were as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | ($ in thousands) | |
| State income taxes | | | |
| Current | $ 0 | $ 0 | $ 0 |
| Deferred | 0 | 0 | 0 |
| Federal income taxes | | | |
| Current | 667 | 0 | 0 |
| Deferred | 0 | 0 | 0 |
| Provision for income taxes | $ 667 | $ 0 | $ 0 |

The actual income tax expense for the years ended December 31, 2007, 2006 and 2005, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax earnings as a result of the following:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | ($ in thousands) | |
| (Loss) income before income tax | $ 5,333 | $ (19,310) | $ 1,959 |
| Federal tax rate | 35 % | 35% | 35% |
| Federal income tax provision at statutory rate | 1,867 | (6,758) | 686 |
| State tax provision | (405 ) | 771 | 88 |
| Increase (decrease) in income tax expense resulting from: | | | |
| Research and development credits | (1,551 ) | (602) | (432) |
| Non-deductible expenses and other | 705 | 680 | (628) |
| Change in state tax rate | (90 ) | — | — |
| Change in valuation allowance | 141 | 5,909 | 286 |
| Tax expense | $ 667 | $ — | $ — |

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", or FIN 48, on January 1, 2007. As of December 31, 2006, the Company had not recorded a contingent tax liability.

The Company had gross unrecognized tax benefits of approximately $0.1 million as of January 1, 2007. As of December 31, 2007, the total gross unrecognized tax benefits were approximately $0.1 million and of this total, $21,000 is the amount that, if recognized, would reduce the Company's effective tax rate. The Company does not anticipate a significant change in total unrecognized tax benefits or the Company's effective tax rate due to the settlement of audits or the expiration of statutes of limitations within the next 12 months.

The Company's policy for recording interest and penalties associated with tax audits is to record them as a component of provision for income taxes. In conjunction with the adoption of FIN 48, the Company has not recognized any amount for the payment of interest or penalties at January 1, 2007. During 2007, the Company did not record any expense to the income statement for interest and penalties.

The Company has analyzed its filing positions in all significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to US Federal and state and local tax examinations by tax authorities for years before 2004, although carryforward attributes that were generated prior to 2004 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. No income tax returns are under examination by taxing authorities.

Rollforward of gross unrecognized tax positions:

| | |
|---|---|
| Gross tax liability at January 1, 2007 | $ 85,000 |
| Additions for tax positions of the current year | 37,000 |
| Reductions for tax positions of the prior years | 0 |
| Gross tax liability at December 31, 2007 | $ 122,000 |

## 7. Equity Compensation Plans

On November 20, 1996, the Company established a Stock Option Plan (the "Option Plan") and authorized the issuance of options for up to 1,605,310 shares of common stock to attract and retain quality employees and to allow such employees to participate in the growth of the Company. In May 2000, the Board of Directors adopted, and in June 2000 the stockholders approved, the POZEN Inc. 2000 Equity Compensation Plan (the "Plan") which authorized up to 3,000,000 shares of common stock for issuance under the terms of the Plan. In May 2004 an award of 98,135 restricted stock units was made to the Company's chief executive officer under the Plan. Those restricted stock units are not reflected as stock options in the charts below. In 2004, the Board of Directors adopted and the stockholders approved an amendment to and restatement of the Plan which provided for an increase in the number of shares of common stock authorized for issuance under the Plan, from 3,000,000 to 5,500,000, or an increase of 2,500,000 shares. On June 13, 2007, the stockholders approved the amendment and restatement of the Plan to, among other things, increase the number of shares authorized for issuance under the 2000 Plan from 5,500,000 to 6,500,000 shares and continue the various performance criteria for use in establishing specific vesting targets for certain awards under the Plan so as to qualify the compensation attributable to any such awards as performance-based compensation under Section 162(m) of the Internal Revenue Code.

A summary of the Company's stock option activity and related information is as follows:

| | Number of Shares | Weighted-Average Exercise Price |
|---|---|---|
| Balance at December 31, 1996 | 88,562 | $ 0.19 |
| Options granted | 470,127 | 0.19 |
| Forfeited | (10,118) | 0.19 |
| Balance at December 31, 1997 | 548,571 | 0.19 |
| Options granted | 194,593 | 0.33 |
| Exercised | (29,977) | 0.19 |
| Forfeited | (104,923) | 0.19 |
| Balance at December 31, 1998 | 608,264 | 0.23 |
| Options granted | 612,221 | 1.12 |
| Exercised | (3,373) | 0.19 |
| Forfeited | (105,222) | 0.88 |
| Balance at December 31, 1999 | 1,111,890 | 0.66 |
| Options granted | 486,762 | 2.87 |
| Exercised | (208,334) | 0.36 |
| Forfeited | (6,745) | 1.48 |
| Balance at December 31, 2000 | 1,383,573 | 1.49 |
| Options granted | 808,591 | 9.45 |
| Exercised | (187,837) | 0.58 |
| Forfeited | (8,545) | 2.48 |
| Balance at December 31, 2001 | 1,995,782 | 4.79 |
| Options granted | 697,453 | 5.08 |
| Exercised | (158,987) | 1.41 |
| Forfeited | (105,452) | 7.18 |
| Balance at December 31, 2002 | 2,428,796 | 4.99 |
| Options granted | 954,792 | 7.01 |
| Exercised | (345,162) | 2.27 |
| Forfeited | (395,124) | 4.71 |
| Balance at December 31, 2003 | 2,643,302 | 6.11 |
| Options granted | 974,875 | 9.51 |
| Exercised | (360,542) | 3.72 |
| Forfeited | (217,351) | 6.49 |
| Balance at December 31, 2004 | 3,040,284 | 7.46 |
| Options granted | 1,279,085 | 7.24 |
| Exercised | (286,795) | 3.86 |
| Forfeited | (286,788) | 8.98 |
| Balance at December 31, 2005 | 3,745,786 | 7.59 |
| Options granted | 966,023 | 10.98 |
| Exercised | (445,610) | 5.43 |
| Forfeited | (475,157) | 9.93 |
| Balance at December 31, 2006 | 3,791,042 | 8.35 |
| Options granted | 678,742 | 16.80 |
| Exercised | (256,847) | 8.33 |
| Forfeited | (767,520) | 10.25 |
| Balance at December 31, 2007 | 3,445,417 | $ 9.60 |

The adoption of SFAS No. 123(R) had a significant impact on our results of operations. Our consolidated statement of operations for the year ended December 31, 2007 includes the following stock-based compensation expense:

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|
| Research and development | $ 1,217,264 | $ 1,760,153 |
| General and administrative | 3,095,110 | 3,740,326 |
| Total expenses | $ 4,312,374 | $ (5,500,479) |

Unrecognized stock-based compensation expense, including time-based options, performance-based options and restricted stock awards, expected to be recognized over an estimated weighted-average amortization period of 1.58 years was $8.4 million at December 31, 2007.

Stock Plans

On November 20, 1996, the Company established a Stock Option Plan (the "Option Plan") and authorized the issuance of options for up to 1,605,310 shares of common stock to attract and retain quality employees and to allow such employees to participate in the growth of the Company. Awards were permitted to be made under the Option Plan to eligible employees, officers, consultants and non-employee directors in the form of incentive or nonqualified stock options. Eligible participants under the Option Plan include executive and key employees of the Company. The vesting periods for options granted under the Option Plan range from immediate vesting at issuance to four years or immediately upon a significant change in ownership as defined by the plan document. The exercise price for incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant (110% with respect to incentive stock options granted to optionees who are holders of 10% or more of the Company's common stock).

In June 2000, the stockholders approved the POZEN Inc. 2000 Equity Compensation Plan (the "Plan"). The Plan became effective upon the completion of the Company's initial public offering in October 2000, after which time no further grants were made under the Option Plan. The Plan provides for grants of incentive stock options, nonqualified stock options, stock awards, performance units, and other stock-based awards, such as restricted stock units and stock appreciation rights, to employees, non-employee directors, advisors and consultants. At adoption, the Plan authorized up to 3,000,000 shares of common stock for issuance under the terms of the Plan. The maximum number of shares for which any individual may receive grants in any calendar year is 1,000,000 shares. The vesting periods for awards made under the Plan generally range from immediate vesting at issuance to four years, as described in and in accordance with the Plan, upon a change of control as defined in the Plan. If options granted under the Plan expire or are terminated for any reason without being exercised, or if stock awards, performance units, or other stock-based awards are forfeited or otherwise terminate, the shares of common stock underlying the grants will again be available for awards granted under the Plan.

In May 2004, the stockholders approved an amendment to and restatement of the Plan. The amendment to the Plan provided for an increase in the number of shares of common stock authorized for issuance under the Plan, from 3,000,000 to 5,500,000, or an increase of 2,500,000 shares. In addition, the amendment to the Plan limited the number of shares that may be issued pursuant to grants other than options under the Plan to 2,000,000 shares and made certain other clarifying changes.

In May 2004, an award of 98,135 restricted stock units was made to the Company's chief executive officer under the Plan. The restricted stock unit award vested in equal amounts on January 1, 2005, January 1, 2006 and January 1, 2007 and is payable in shares of common stock upon cessation of employment or the provision of service to the Company or, as provided in and in accordance with the plan, upon a change of control.

On January 3, 2005, pursuant to an incentive program (the "Treximet incentive program") approved by the Compensation Committee of the Board of Directors of the Company, stock options were granted to all of the Company's employees, including its executive officers, to purchase an aggregate of 506,772 shares of common stock. Each performance-based option would vest in full upon the later to occur of (i) January 3, 2007 or (ii) the receipt by the Company of an action letter from the FDA indicating approval of the NDA for the product candidate Treximet, which is being developed pursuant to the Company's collaboration agreement with GSK; provided, however that 25% of each such option would be forfeited if receipt of the FDA approval letter for the Treximet NDA did not occur prior to June 30, 2007, and 100% of each such option would be forfeited if receipt of the FDA approval letter for the Treximet NDA did not occur on or before December 31, 2007. These performance-based options, which were granted under the Plan, as amended and restated, have a ten-year term and an exercise price of $7.06, which was equal to the Nasdaq reported market closing price of the common stock on January 3, 2005, the date of grant. The receipt of the FDA approval letter for the Trexima NDA had not occurred on or before December 31,

2007 as described under the terms of the initial grant, and therefore all options to purchase shares of common stock under the Trexima incentive program were forfeited during the 2007 year.

On June 13, 2007, the stockholders approved the amendment and restatement of the Plan to, among other things, increase the number of shares authorized for issuance under the 2000 Plan from 5,500,000 to 6,500,000 shares and continue the various performance criteria for use in establishing specific vesting targets for certain awards under the Plan so as to qualify the compensation attributable to any such awards as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Time-Based Stock Awards

The fair value of each time-based award is estimated on the date of grant using the Black-Scholes option valuation model, which uses the assumptions described below. Our weighted-average assumptions used in the Black-Scholes valuation model for equity awards with time-based vesting provisions granted for the year ended December 31, 2007 are shown in the following table:

| | 2007 | 2006 |
|---|---|---|
| Expected volatility | 76.0 – 79.2 % | 76.0 – 90.3 % |
| Expected dividends | 0 % | 0 % |
| Expected terms | 6.25 Years | 6.25 Years |
| Risk-free interest rate | 4.4 – 5.1 % | 4.3 – 5.1 % |

For the years ended December 31, 2007 and 2006, the expected volatility rate was estimated based on an equal weighting of the historical volatility of POZEN common stock over approximately a six year period. The expected term was estimated based on a simplified method, as allowed under SEC Staff Accounting Bulletin No. 107, "Share-Based Payment", averaging the vesting term and original contractual term. The risk-free interest rate for periods within the contractual life of the option is based on seven year U.S. Treasury securities. The pre-vesting forfeiture rate used for the years ended December 31, 2007 and 2006 was based on historical rates. As required under SFAS No. 123(R), we adjust the estimated forfeiture rate based upon actual experience.

A summary of the time-based stock awards as of December 31, 2007, and changes during the years ended December 31, 2007, is as follows:

| Time-Based Stock Awards | Underlying Shares (000s) | Weighted-Average Exercise Price | Average Remaining Contractual Term (years) | Aggregate Intrinsic Value (000s) |
|---|---|---|---|---|
| Outstanding at December 31, 2006 | 3,416 | $ 8.40 | 6.9 | $ 29,005 |
| Granted | 678 | 16.80 | | |
| Exercised | (257) | 8.33 | | |
| Forfeited or expired | (392) | 13.30 | | |
| Outstanding at December 31, 2007 | 3,445 | 9.60 | 6.4 | $ 11,167 |
| Exercisable at December 31, 2007 | 1,978 | $ 7.69 | 5.2 | $ 8,763 |

The aggregate intrinsic value of options outstanding represents the pretax value (the period's closing market price, less the exercise price, times the number of in-the-money options) that would have been received by all option holders had they exercised their options at the end of the period. The exercise price of stock options granted during the twelve month periods ended December 31, 2007 and 2006 was equal to the market price of the underlying common stock on the grant date. The total intrinsic value of stock options exercised during the year ended December 31, 2007 and 2006 was $2.3 million and $3.2 million, respectively.

Restricted Stock and Restricted Stock Units

As of December 31, 2007, there was $0.1 million of unrecognized compensation expense related to unvested restricted stock units under the 2007 award of 20,200 restricted stock units and no unrecognized compensation expense related to the May 2004 award of 98,135 restricted stock units. The grant-date per-share fair value of the February 2007 and June 2007 restricted stock units were $16.89 and $16.19, respectively. The grant-date per-share fair value of the May 2004 restricted stock units were $12.24. There were 18,650 unvested restricted stock units outstanding at December 31, 2007. A total of 1,550 time-based restricted stock units were forfeited on December 31, 2007 since those restricted stock units were contingent upon the Company's receiving FDA approval of the Treximet NDA on or before December 31, 2007.

Performance-Based Awards

The fair value of each performance-based option granted under the Plan, including those granted under the Treximet incentive program, was estimated as of the grant date using the Black-Scholes option valuation model without consideration of the performance measures. The inputs for expected volatility, expected term, expected dividends, and risk-free interest rate used in estimating fair value of performance-based awards for the year ended December 31, 2007, were the same as those noted above under Time-Based Stock Awards.

Determining the appropriate amount to expense based on the achievement of stated goals in a performance-based award requires judgment, including forecasting future performance results. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revisions is reflected in the period of change. If any applicable financial performance goals are not met, no compensation cost is ultimately recognized and any previously recognized compensation cost is reversed. Under the Treximet incentive program, receipt of the FDA approval letter for the Treximet NDA did not occur prior to December 31, 2007 and therefore all Treximet option grants have been forfeited. In 2006, since the Company believed it was unlikely that receipt of the FDA approval letter for the Treximet NDA would occur prior to June 30, 2007, 25% of previously recognized compensation cost related to the Treximet incentive program was reversed in the fourth quarter of 2006.

In 2007, as a result of Treximet not receiving approval by the FDA by December 31, 2007, we have reversed all remaining previously expensed stock-based compensation for the Treximet incentive program. The reversal reduced 2007 research and development expenses by $0.3 million and general and administrative expenses by $0.6 million. The grant-date fair value of these performance-based options was $3.77 per share. There were 375,251 awards forfeited during the year ended December 31, 2007.

As of December 31, 2006, there was $0.2 million in unrecognized compensation expense related to performance-based awards granted under the Treximet incentive program. That cost was recognized over the period ending September 30, 2007. The grant-date fair value of these performance-based options was $3.77 per share. There were 375,251 unvested performance-based options outstanding at December 31, 2006. No performance-based awards were granted nor exercised during the year ended December 31, 2006; 68,160 awards were forfeited during the year ended December 31, 2006. At December 31, 2006 the performance-based options had an intrinsic value of $2.8 million and a remaining contractual life of 8.0 years.

2005 Stock-Based Compensation

The following table illustrates the effect on net income (loss) and net income (loss) per share for the year ended December 31, 2005, as if the Company had accounted for all employee stock-based compensation during that period based on the fair value method as prescribed by SFAS No. 123(R).

| | | Year Ended December 31, 2005 |
|---|---|---|
| Net income (loss) attributed to common stockholders as reported | $ | 1,958,610 |
| Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects | | 961,309 |
| Deduct: Total stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects | | (5,690,861) |
| Pro forma net loss attributed to common stockholders | $ | (2,770,942) |
| Earnings per share | | |
| Basic net income (loss) per common share as reported | $ | 0.07 |
| Basic net income (loss) per common share pro forma | $ | (0.10) |
| Diluted net income (loss) per common share as reported | $ | 0.07 |
| Diluted net income (loss) per common share pro forma | $ | (0.10) |
| Weighted average shares used in computing basic and diluted net income (loss) per common share | | 28,939,302 |

For the purpose of the above table, the fair value of each option grant was estimated as of the date of grant by using the Black-Scholes option pricing model with the following weighted-average assumptions:

| | 2005 |
|---|---|
| Expected dividend yield | 0% |
| Risk-free interest rate range | 3.36%-4.46% |
| Expected life | 5.4 years |
| Expected volatility | 76-98% |

The options outstanding and exercisable at December 31, 2005 were as follows:

| December 31, 2005 | | | | |
|---|---|---|---|---|
| Options Outstanding | | | Weighted-Average | |
| Exercise Price | Number Outstanding | Vested Options | Exercise Price | Remaining Contractual Life (In Years) |
| $ 0.19-$ 3.74 | 227,432 | 227,432 | $1.14 | 2.8 |
| $ 4.25-$ 8.88 | 2,349,738 | 779,511 | $6.45 | 7.7 |
| $ 9.01-$11.84 | 899,248 | 286,844 | $10.29 | 8.0 |
| $12.00-$17.45 | 284,574 | 226,824 | $13.50 | 6.1 |
| | 3,760,992 | 1,520,611 | $7.59 | 7.4 |

## 8. Leases

The Company leases its office space and certain equipment under cancelable and noncancelable operating lease agreements. Rent expense incurred by the Company was approximately $412,000, $401,000, $390,000, and $2,660,000 for the fiscal years ended December 31, 2007, 2006, and 2005 and for the period September 25, 1996 (inception) through December 31, 2007, respectively. The following is a schedule of noncancellable future minimum lease payments for operating leases at December 31, 2007:

| | ($ in thousands) |
|---|---|
| 2008 | $ 402 |
| 2009 | 410 |
| 2010 and thereafter | 69 |
| | $ 881 |

## 9. Retirement Savings Plan

In July 1997, the Company adopted a defined contribution 401(k) plan (the "Plan") covering substantially all employees who are at least 21 years of age. Based upon management's discretion, the Company may elect to make contributions to the Plan. During the years ended December 31, 2007, 2006, and 2005, and for the period September 25, 1996 (inception) through December 31, 2007, the Company made contributions of $242,358, $216,641, $217,291, and $1,196,118, respectively, to the Plan.

## 10. Summary of Operations by Quarters (Unaudited)

| | 2007 | | | |
|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| Revenue | | | | |
| Licensed revenue | $ 3,701,000 | $ 3,701,000 | $ 23,205,920 | $ 3,851,082 |
| Development revenue | 3,955,004 | 8,233,383 | 4,423,556 | 2,373,400 |
| Total revenue | 7,656,004 | 11,934,383 | 27,629,476 | 6,224,482 |
| Operating expenses | 10,534,957 | 16,528,164 | 11,928,769 | 12,445,404 |
| Income (loss) before income tax expense | (2,089,640) | (3,847,075) | 16,482,223 | (5,212,416) |
| Income tax expense | - | - | (1,645,099) | 978,099 |
| Net (loss) income | (2,089,640) | (3,847,075) | 14,837,124 | (4,234,317) |
| Net (loss) income per share of common stock Basic | $ (0.07) | (0.13) | 0.50 | (0.14) |
| Net (loss) income per share of common stock Diluted | $ (0.07) | (0.13) | 0.48 | (0.14) |
| Number of shares used in per share calculation Basic | 29,469,392 | 29,502,372 | 29,695,596 | 29,704,198 |
| Number of shares used in per share calculation Diluted | 29,469,392 | 29,502,372 | 30,598,807 | 29,704,198 |

| | 2006 | | | |
|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| Revenue | | | | |
| Licensed revenue | $ 2,237,000 | $ 886,800 | $ 3,424,819 | $ 3,701,000 |
| Development revenue | - | - | - | 3,267,153 |
| Total revenue | 2,237,000 | 886,800 | 3,424,819 | 6,968,153 |
| Operating expenses | 9,140,648 | 9,738,009 | 7,938,152 | 8,363,956 |
| Net (loss) income | (6,444,791) | (8,420,773) | (4,066,206) | (378,050) |
| Net (loss) income per share of common stock Basic | $ (0.22) | (0.29) | (0.14) | (0.01) |
| Net (loss) income per share of common stock Diluted | $ (0.22) | (0.29) | (0.14) | (0.01) |
| Number of shares used in per share calculation Basic | 29,114,570 | 29,164,333 | 29,240,696 | 29,379,197 |
| Number of shares used in per share calculation Diluted | 29,114,570 | 29,164,333 | 29,240,696 | 29,379,197 |

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

**EXHIBIT INDEX**

| Exhibit No. | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of the Registrant.* |
| 3.2 | Second Amended and Restated Bylaws of POZEN Inc., approved September 19, 2007 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 20, 2007). |
| 3.3 | Certificate of Designations of Series A Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed January 12, 2005). |
| 4.1 | See Exhibits 3.1, 3.2 and 3.3 for provisions of the Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws of the Registrant defining rights of the holders of Common Stock and Series A Junior Participating Preferred Stock of the Registrant. |
| 4.2 | Rights Agreement dated January 12, 2005 between Registrant and StockTrans, Inc. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed January 12, 2005). |
| 10.1 | Stock Option Plan of the Registrant.* |
| 10.2 | First Amendment to Stock Option Plan dated February 14, 1997.* |
| 10.3 | Second Amended and Restated 2000 Equity Compensation Plan of the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.4 | Form of Incentive Stock Option Agreement under Registrant's Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.5 | Form of Nonqualified Stock Option Agreement under Registrant's Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.6 | Form of Non-Employee Director Nonqualified Stock Option Agreement under Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).***. |
| 10.7 | Form of Non-Employee Director Restricted Stock Unit Agreement under Second Amended and Restated Equity Compensation Plan (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2007).*** |
| 10.9 | Second Amended and Restated Executive Employment Agreement with John R. Plachetka dated March 14, 2006 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 16, 2006).*** |
| 10.10 | First Amendment to Second Amended and Restated Executive Employment Agreement with John R. Plachetka dated March 14, 2006 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.11 | Executive Employment Agreement with John E. Barnhardt dated July 25, 2001 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed October 31, 2001).*** |
| 10.12 | First Amendment to Executive Employment Agreement with John E. Barnhardt, dated September 28, 2007 (filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.13 | Executive Employment Agreement with William L. Hodges dated August 3, 2004 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed October 27, 2004).*** |
| 10.14 | First Amendment to Executive Employment Agreement with William L. Hodges, dated September 28, 2007 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.15 | Executive Employment Agreement with Marshall E. Reese dated November 8, 2004 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 12, 2004).*** |
| 10.16 | First Amendment to Executive Employment Agreement with Marshall E. Reese, Ph.D., dated September 28, 2007 (filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).***. |
| 10.17 | POZEN Inc. 2001 Long Term Incentive Plan (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed October 31, 2001).*** |
| 10.18 | Certificate of Award dated August 1, 2001 issued to John R. Plachetka pursuant to POZEN Inc. 2001 Long Term Incentive Plan (filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed October 31, 2001).*** |
| 10.19 | Summary of Non-Employee Director Compensation (filed as Exhibit 10.16 to the Company's Annual Report |

| Exhibit No. | Description |
|---|---|
| | on Form 10-K filed March 8, 2007).*** |
| 10.20 | Commercial Supply Agreement dated October 2001 by and between Registrant and Lek Pharmaceuticals Inc. (filed as Exhibit 10.2 to the Registrant's Annual Report on Form 10-K filed April 1, 2002).† |
| 10.21 | Lease Agreement between The Exchange at Meadowmont LLC and the Registrant dated as of November 21, 2001 (filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed April 1, 2002). |
| 10.22 | Product Development and Commercialization Agreement dated June 11, 2003 between the Registrant and Glaxo Group Ltd. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 12, 2003 and Form 10-Q/A filed November 8. 2004).† |
| 10.23 | License Agreement dated June 11, 2003 between the Registrant and Glaxo Group Ltd. (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed August 12, 2003 and Quarterly Report on Form 10-Q/A filed November 8. 2004).† |
| 10.24 | Collaboration and Licensing Agreement dated September 3, 2003 between the Registrant and Valeant Pharmaceuticals NA (formerly Xcel Pharmaceuticals, Inc.) (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2003 and Quarterly Report on Form 10-Q/A filed November 8. 2004).† |
| 10.25 | Restricted Stock Unit Agreement dated May 4, 2004 between Registrant and John R. Plachetka (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed July 30, 2004).*** |
| 10.26 | First Amendment, dated September 28, 2007, to Restricted Stock Unit Agreement, dated May 4, 2004, between Registrant and John R. Plachetka (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.27 | Form of Non-Qualified Stock Option Agreement for Trexima grants issued pursuant Registrant's Equity Compensation Plan, as amended and restated (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 7, 2005).*** |
| 10.28 | Development, Option and License Agreement dated May 15, 2003 between the Registrant and Nycomed Danmark ApS (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 28, 2005, and Current Report on Form 8-K/A filed January 10, 2006).† |
| 10.29 | Collaboration and License Agreement dated August 1, 2006 between the Registrant and AstraZeneca AB (filed as Exhibit 10.1 to the Registrant's Quarter Report on From 10-Qfiled November 3, 2006).† |
| 10.30 | Amendment No. 1 to the Collaboration and License Agreement, dated September 6, 2007, between the Registrant and AstraZeneca, AB (filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007). † |
| 10.31 | Side Letter dated September 19, 2006 Re: Collaboration and License Agreement dated as of August 1, 2006 by and between POZEN Inc. and AstraZeneca AM (filed as 10.2 to the Registrant's Quarter Report on From 10-Q filed November 3, 2006).† |
| 10.32 | Side Letter Agreement, dated October 1, 2007, between the Registrant and AstraZeneca, AB (filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007). † |
| 10.33 | Long-Term Cash Incentive Award Agreement between the Registrant and John R. Plachetka dated February 14, 2007 (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.34 | First Amendment to Long Term Incentive Cash Award Agreement, dated September 28, 2007, between the Registrant and John R. Plachetka (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.35 | Restricted Stock Unit Agreement with John R. Plachetka dated February 14, 2007 under Registrant's 2000 Equity Compensation Plan as Amended and Restated (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.36 | First Amendment, dated September 28, 2007, to Restricted Stock Unit Agreement, dated February 14, 2007, between the Registrant and John R. Plachetka (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed November 5, 2007).*** |
| 10.37 | Contingent Annual Bonus Agreement with John R. Plachetka executed February 14, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.38 | Nonqualified Stock Option Grant issued to John R. Plachetka dated February 14, 2007 under Registrant's 2000 Equity Compensation Plan as Amended and Restated (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 10.39 | Contingent Annual Bonus Agreement with Marshall R. Reese executed January 8, 2007 (filed as Exhibit 10.5 |

| Exhibit No. | Description |
|---|---|
| | to the Registrant's Quarterly Report on Form 10-Q filed May 3, 2007).*** |
| 21.1 | List of subsidiaries of the Registrant.** |
| 23.1 | Consent of Ernst & Young LLP, Independent Auditors.** |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 32.1 | Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 32.2 | Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |

* Incorporated by reference to the same-numbered exhibit of the Registrant's Registration Statement on Form S-1, No. 333-35930.

** Filed herewith.

*** Compensation Related Contract.

† Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

**EXHIBIT 21.1**

**POZEN UK Limited**

| | |
|---|---|
| Jurisdiction of incorporation: | United Kingdom |
| Name under which business conducted: | POZEN UK Limited |

**EXHIBIT 23.1**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-112461) as amended and restated, and Registration Statements (Form S-8 No. 333-52446 and No. 333-117962) pertaining to the 2000 Equity Compensation Plan of POZEN Inc. and in the related Prospectus of our reports dated February 19, 2008, with respect to the financial statements of POZEN Inc., and the effectiveness of internal control over financial reporting of POZEN Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

Raleigh, North Carolina
March 3, 2008

/s/ Ernst & Young LLP

**EXHIBIT 31.1**

**Section 302 Certification**

I, John R. Plachetka, certify that:

1. I have reviewed this Annual Report on Form 10-K of POZEN Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2008

/s/ John R. Plachetka

John R. Plachetka, Pharm.D.
President and Chief Executive Officer
(Principal Executive Officer)

**EXHIBIT 31.2**

**Section 302 Certification**

I, William L. Hodges, certify that:

1. I have reviewed this Annual Report on Form 10-K of POZEN Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2008

/s/ William L. Hodges
William L. Hodges
Senior Vice President, Finance and Administration
and Chief Financial Officer
(Principal Financial Officer)

**EXHIBIT 32.1**

**CEO CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)**

In connection with the Annual Report on Form 10-K of POZEN Inc. (the "Company"), as filed with the Securities and Exchange Commission (the "Report"), I, John R. Plachetka, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2008

/s/ John R. Plachetka
John R. Plachetka, Pharm.D.
Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**EXHIBIT 32.2**

**CFO CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)**

In connection with the Annual Report on Form 10-K of POZEN Inc. (the "Company") , as filed with the Securities and Exchange Commission (the "Report"), I, William L. Hodges, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2008

/s/ William L. Hodges
William L. Hodges
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

# POZEN® Inc.

**1414 Raleigh Road, Suite 400**
**Chapel Hill, North Carolina 27517**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of shares of common stock, each having a par value of $0.001 per share, of POZEN Inc. ("POZEN" or the "Company"), will be held at 1414 Raleigh Road, Suite 210, Chapel Hill, North Carolina 27517, on May 6, 2008 at 9:00 a.m. Eastern time, to consider and take action with respect to the following:

1. To elect three Class II directors, each of whom shall serve for a term of three years.
2. To ratify the appointment of Ernst & Young LLP as POZEN's independent auditors to audit POZEN's financial statements for the fiscal year ending December 31, 2008.
3. To conduct such other business as may properly come before the Annual Meeting or any adjournments thereof.

Holders of common stock of record at the close of business on March 25, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

By Order of the Board of Directors,

Gilda M. Thomas

Gilda M. Thomas
*Secretary*

Chapel Hill, North Carolina
Dated: April 4, 2008

**YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE OR DELIVER YOUR PROXY VIA THE INTERNET PURSUANT TO THE ACCOMPANYING INSTRUCTIONS IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.**

# POZEN Inc.

**1414 Raleigh Road, Suite 400**
**Chapel Hill, North Carolina 27517**

---

**PROXY STATEMENT**

**Mailed on April 4, 2008**

**Annual Meeting of Stockholders to be held on May 6, 2008**

---

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of POZEN Inc. ("POZEN") to be used at the Annual Meeting of the holders of shares of common stock, par value $0.001 per share, of POZEN, to be held on May 6, 2008 and at any adjournment thereof (the "Annual Meeting"). The time and place of the Annual Meeting are stated in the Notice of Annual Meeting of Stockholders that accompanies this proxy statement.

The expense of soliciting proxy cards, including the costs of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, proxy statement and proxy card, will be borne by us. In addition to solicitation by mail, we will arrange for brokerage firms and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners, and we will, upon request, reimburse the brokerage houses and custodians for their reasonable expenses. We or our directors, officers or employees may request by telephone, facsimile or email the return of proxy cards. The extent to which this will be necessary depends on how promptly the stockholders vote. We urge you to vote your shares without delay.

## VOTING RIGHTS

Only stockholders as of the close of business on March 25, 2008, the record date fixed by the Board of Directors of POZEN (the "Board"), are entitled to notice of and to vote at the Annual Meeting. As of March 25, 2008, there were 29,737,799 shares of common stock issued and outstanding and no other outstanding classes of voting securities. Each holder of our common stock is entitled to one vote per share on each matter presented at the Annual Meeting.

The presence of the holders of a majority of the shares of common stock issued, outstanding and entitled to vote, in person or represented by duly executed proxies, at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting.

A plurality of the votes cast by stockholders entitled to vote for the election of directors is required to elect the directors. Cumulative voting for the election of directors is not permitted. The affirmative vote of a majority of the votes cast at the meeting, in person or by duly executed proxies, is required to ratify the appointment of our independent auditors.

Shares of common stock represented by valid proxy cards, completed, duly signed, dated, returned to the Company and not revoked, as well as shares that are properly voted via the Internet, as explained below, will be voted at the Annual Meeting as directed on the proxy.

In the election of directors, stockholders may either vote **"FOR"** all nominees for election or **"WITHHOLD"** their votes from one or more nominees for election. Shares that are represented by valid proxy cards or shares that are properly voted via the Internet and that are marked **"WITHHELD"** with regard to the election of the nominees for director will be excluded entirely from the vote and will have no effect on the outcome. If no vote is specified on the proxy and in the absence of directions to the contrary, the shares will be voted **"FOR"** the election of the nominees for Class II directors named in this proxy statement.

Stockholders may vote **"FOR"**, **"AGAINST"**, or **"ABSTAIN"** to ratify the appointment of our independent auditors. If no vote is specified on the proxy and in the absence of directions to the contrary, the shares will be voted **"FOR"** the ratification of the appointment of our independent auditors named in this proxy statement. Shares that are represented by valid proxy cards or that are properly voted via the Internet and that are marked **"ABSTAIN"** with regard to the ratification of the appointment of the independent auditors will have the same effect as a negative vote for that proposal.

Broker non-votes, which occur when a beneficial owner of shares does not provide his or her bank or broker with voting instructions and the bank or broker does not exercise or does not have discretion to vote the beneficial owner's shares, will have no effect on the outcome of any of the matters before the stockholders described in this proxy statement. Such broker non-votes will, however, be counted in determining whether there is a quorum for the Annual Meeting.

Stockholders may vote their shares via the Internet. The law of the State of Delaware, under which POZEN is incorporated, permits electronic voting, provided that each proxy submitted by a stockholder via the Internet contains or is submitted with information from which it can be determined that such proxy was authorized by the stockholder. Submitting a proxy via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting. If you vote your shares via the Internet, you are responsible for any Internet access or telephone charges that you may incur.

If you are a stockholder of record, that is, you are listed as a stockholder in the Company's books and records, you may vote your shares via the Internet at http://www.votestock.com rather than by returning the proxy card that accompanies this proxy statement. Once you access that website, in order to vote your shares, you will be required to provide a login control number contained on your proxy card. After providing this information, you will be prompted to complete an electronic proxy card. Your votes will be indicated on your computer screen and you will be prompted to submit or revise your electronic proxy card as desired.

If you are a beneficial owner of shares, that is, you own your shares through a bank or broker, you should receive from your bank or broker a voting instruction form that outlines the methods by which you can vote your shares. A number of banks and brokers have arranged for beneficial owners to vote their shares via the Internet or telephone, and will provide voting instructions on the voting instruction form. If your bank or broker uses Broadridge Financial Solutions, you may vote your shares via the Internet at http://www.proxyvote.com or by phone by calling the telephone number shown on the voting instruction form received from your broker or bank.

The Board does not know of any other business to be presented for consideration at the Annual Meeting. If any other business properly comes before the Annual Meeting or any adjournment thereof, the proxies will be voted on such matters in the discretion of the proxy holders. The Delaware General Corporation Law provides that, unless otherwise provided in the proxy and unless the proxy is coupled with an interest, a stockholder may revoke a proxy previously given at any time prior to its exercise at the Annual Meeting. A stockholder who has voted shares by returning a proxy card or by delivering a proxy via the Internet may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to any of the persons named as proxies on the proxy card, or to us addressed to the Secretary, an instrument revoking the proxy;
- appearing at the Annual Meeting and voting in person;
- executing a later dated proxy which is exercised at the Annual Meeting; or
- casting a later vote via the Internet.

Attendance at the Annual Meeting will not, by itself, revoke a proxy.

## PRINCIPAL STOCKHOLDERS

The stockholders named in the following table are those known to us to be the beneficial owners of 5% or more of our common stock. Unless otherwise indicated, the information is as of March 1, 2008. For purposes of this table, and as used elsewhere in this proxy statement, the term "beneficial owner" means any person who, directly or indirectly, has or shares the power to vote, or to direct the voting of, shares of our common stock, the power to dispose, or to direct the disposition of, a security or has the right to acquire shares within sixty (60) days. Except as otherwise indicated, we believe that each owner listed below exercises sole voting and dispositive power over its shares.

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned | Percentage Beneficially Owned |
|---|---|---|
| John R. Plachetka, Pharm.D.<br>POZEN Inc.<br>1414 Raleigh Road, Suite 400<br>Chapel Hill, NC 27517 | 4,126,995 (1) | 13.5% |
| Vector Later-Stage Equity Fund II, L.P.<br>1751 Lake Cook Road, Suite 350<br>Deerfield, IL 60015 | 2,617,579 (2) | 8.8% |

(1) This amount reflects ownership by Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka and certain affiliated entities, and consists of (i) 1,157,808 shares owned by Silver Hill Investments, LLC, which is 50% owned by the Family Trust under the John R. Plachetka Irrevocable Trust (the "JRP Family Trust"), 40% owned by John R. Plachetka through his assignee, the Revocable Declaration of Trust, John R. Plachetka, Trustee (the "JRP Revocable Trust"), and 10% owned by his wife, Clare A. Plachetka, through her assignee, the Clare A. Plachetka Revocable Declaration of Trust, Clare A. Plachetka, Trustee (the "CAP Revocable Trust"); (ii) 1,931,468 shares owned by the JRP Revocable Trust; (iii) 249,276 shares owned by the CAP Revocable Trust; (iv) 22,631 shares owned by the JRP Family Trust; and (v) 765,812 shares of common stock issuable pursuant to options granted to John R. Plachetka exercisable within 60 days. This amount does not include 102,785 shares of common stock issuable pursuant to restricted stock units granted to John R. Plachetka. John R. Plachetka and Clare A. Plachetka claim shared voting and dispositive power as to the shares set forth in (i) through (iv) above.

(2) Based on information disclosed on a report on Schedule 13G/A filed with the SEC on February 15, 2008 with respect to ownership as of December 31, 2007 by Vector Later-Stage Equity Fund II, L.P. ("VLSEF"), Vector Later-Stage Equity Fund II (QP), L.P. ("VLSEF QP"), Vector Fund Management II, L.L.C. , the general partner of VLSEF and VLSEF QP ("VFM"), D. Theodore Berghorst, an officer and director of VFM ("Berghorst"), Barclay A. Phillips, a director of VFM ("Phillips"), Douglas B. Reed, a director of VFM ("Reed"), Deborah Berghorst, Trustee FBO Berghorst 1998 Dynastic Trust (the "Trust"), Thomas C. Dorn ("Dorn"), Kathleen M. Stanley ("Stanley"), this amount consists of (i) 1,785,405 shares as to which VFM, Berghorst, Phillips and Reed claim shared voting and dispositive power, including 1,339,054 shares as to which VLSEF QP claims shared voting and dispositive power and 446,351 shares as to which VLSEF claims shared voting and dispositive power and (ii) 832,174 shares as to which Berghorst claims sole voting and dispositive power. As reported on the Schedule 13G/A filed with the SEC on February 15, 2008, these 2,617,579 shares do not include: (i) 125,000 shares as to which the Trust claims sole voting and dispositive power (and as to which Berghorst may be deemed beneficial owner as financial advisor for the Trust); (ii) 24,500 shares as to which Reed claims sole voting and dispositive power, (iii) 6,950 shares as to which Phillips claims sole voting and dispositive power; (iv) 19,000 shares as to which Dorn claims sole voting and dispositive power; (v) 3,000 shares as to which Stanley claims sole voting and dispositive power.

## STOCK OWNERSHIP OF DIRECTORS, NOMINEES FOR DIRECTOR AND EXECUTIVE OFFICERS

The following table and notes thereto set forth information with respect to the beneficial ownership of shares of our common stock as of March 1, 2008 (except as otherwise indicated below) by each of our directors and director nominees, each executive officer named by us in the Summary Compensation Table included in this proxy statement (our "named executive officers") and by our directors and executive officers as a group, based upon information furnished to us by such persons. Except as otherwise indicated, we believe that each beneficial owner listed below exercises sole voting and dispositive power.

| Name of Beneficial Owner [1] | Beneficial Ownership as of March 1, 2008 | |
|---|---|---|
| | Number of Shares | Percentage of Common Stock |
| John R. Plachetka, Pharm.D. | 4,126,995 [2] | 13.5% |
| Kristina M. Adomonis [3] | --- | * |
| William L. Hodges | 144,438 [4] | * |
| Arthur S. Kirsch | 35,000 [5] | * |
| Kenneth B. Lee, Jr. | 66,667 [6] | * |
| James J. Mauzey | 8,334 [7] | * |
| Marshall E. Reese, Ph.D. | 120,000 [8] | * |
| Jacques F. Rejeange | 9,200 [9] | * |
| Paul J. Rizzo | 115,000 [10] | * |
| Gilda M. Thomas | 10,000 [11] | * |
| Bruce A. Tomason | 146,460 [12] | * |
| Peter J. Wise, M.D. | 380,054 [13] | 1.3% |
| All current directors and executive officers as a group (11 persons) | 5,162,148 [14] | 16.6% |

* Less than 1%

(1) Unless otherwise set forth herein, the street address of the named beneficial owners is c/o POZEN Inc., Suite 400, 1414 Raleigh Road, Chapel Hill, North Carolina 27517.

(2) Consists of (i) 1,157,808 shares owned by Silver Hill Investments, LLC, which is 50% owned by the JRP Family Trust, 40% owned by John R. Plachetka through the JRP Revocable Trust, and 10% owned by his wife, Clare A. Plachetka, through her assignee, the CAP Revocable Trust; (ii) 1,931,468 shares owned by the JRP Revocable Trust; (iii) 249,276 shares owned by the CAP Revocable Trust; (iv) 22,631 shares owned by the JRP Family Trust; and (v) 765,812 shares issuable pursuant to options exercisable within 60 days. This number does not include 102,785 shares issuable pursuant to restricted stock units held by Dr. Plachetka.

(3) Kristina Adomonis, our former Senior Vice President, Business Development, resigned on June 8, 2007.

(4) Includes 138,938 shares of common stock issuable pursuant to options exercisable within 60 days.

(5) Consists of 35,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(6) Consists of 66,667 shares of common stock issuable pursuant to options exercisable within 60 days.

(7) Consists of 8,334 shares of common stock issuable pursuant to options exercisable within 60 days.

(8) Consists of 120,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(9) Consists of 5,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(10) Consists of 75,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(11) Includes 10,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(12) Includes 105,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(13) Includes 105,000 shares of common stock issuable pursuant to options exercisable within 60 days.

(14) Includes 1,434,751 shares of common stock issuable pursuant to options exercisable within 60 days. This number does not include 102,785 shares of common stock issuable pursuant to restricted stock units held by Dr. Plachetka; nor does it include an aggregate of 14,000 shares of common stock issuable pursuant to restricted units held by other directors, each holding 2,000 shares individually.

## PROPOSAL 1
## NOMINATION AND ELECTION OF DIRECTORS

Our Certificate of Incorporation provides that our Board shall consist of not less than three or more than fifteen members, divided into three Classes: Class I, Class II and Class III. Each director serves for a three-year term, with one class of directors being elected at each Annual Meeting. Three directors are currently serving in each of Class II and Class III. Two directors are currently serving in Class I. Our Board is authorized to increase or decrease the total number of directors within the three to fifteen range as well as the number of directors in each class.

The directorships expiring this year are Class II directorships, currently filled by Arthur S. Kirsch, Kenneth B. Lee, Jr. and Bruce A. Tomason. Upon the recommendation of the Nominating/Corporate Governance Committee of the Board, the Board has nominated Mr. Kirsch, Mr. Lee and Mr. Tomason as nominees to stand for election at this Annual Meeting to serve as Class II directors. If elected, their terms will expire in 2011.

Each of the nominees for election at this Annual Meeting has informed us that they are willing to serve for the term to which each of them is nominated, if elected. If one of the nominees for director should become unavailable for election or is unable to serve as a director, the shares represented by proxies voted in favor of that nominee will be voted for any substitute nominee that may be named by the Board.

Set forth in the table below is certain information about each the nominees for election as Class II directors, as well as those members of the Board whose current terms will extend beyond the Annual Meeting, including each director's age and length of service as a director of POZEN, principal occupation and business experience for at least the past five years and the names of other publicly held companies on whose boards the director serves. There are no family relationships among any of our directors, nominees for director and executive officers.

| Name | Age | Director Since | Principal Occupation, Other Business Experience During Past Five Years and Other Directorships |
|---|---|---|---|
| *Nominees for Election – Terms Expiring in 2011 (Class II Directors)* | | | |
| Arthur S. Kirsch (1) (3) | 56 | 2004 | Managing Director-Partner, GCA Savvian, LLC (formerly Perseus Group, LLC), an investment bank, since June 2005; founding member and Managing Director of Vector Securities, LLC, an investment and merchant banking firm, from 2001 to May 2005; Managing Director and Head of Healthcare Research and Capital Markets of Prudential Vector Healthcare Group, a unit of Prudential Securities, Inc., a full-service brokerage firm, from 1999 to 2001; Director, Equity Research of Vector Securities International, Inc., an investment banking firm, from 1995 to 1999. |

| Name | Age | Director Since | Principal Occupation, Other Business Experience During Past Five Years and Other Directorships |
|---|---|---|---|
| Kenneth B. Lee, Jr. (1) (3) | 60 | 2002 | Lead independent director of POZEN since 2005. Independent consultant since June 2002 and general partner of Hatteras Venture Partners (formerly Hatteras BioCapital. LLC and BioVista Capital, LLC), the general partner of Hatteras BioCapital Fund, L.P., a venture capital fund focusing on life sciences companies, since 2003; President of A.M. Pappas & Associates, a venture capital firm, between January 2002 and June 2002; Partner of Ernst & Young LLP from 1982 through 2000; Partner of Ernst & Young Corporate Finance LLC from 2000 to 2001; Managing Director of Ernst & Young's Health Sciences Corporate Finance Group from 2000 to 2001. Serves on the boards of the following public companies: CV Therapeutics Inc., for which he serves as chair of the audit committee and member of the compensation committee, OSI Pharmaceuticals, and Inspire Pharmaceuticals Inc., for which he serves as chairman of the board of directors, chair of the audit committee and member of the compensation committee. |
| Bruce A. Tomason(2) (3) | 60 | 1997 | Chief Executive Officer of Alterna, LLC, a branded over-the-counter medicine company, since April 2004; President of Apollo Capital Corporation, a healthcare investment banking and venture capital company, between 1991 and 2003. |
| *Directors Whose Terms Expire in 2009 (Class III Directors)* | | | |
| John R. Plachetka, Pharm.D. | 54 | 1996 | Chairman of the Board of POZEN since January 2001, co-founder of POZEN and President and Chief Executive Officer of POZEN since 1996; Vice President of Development at Texas Biotechnology Corporation from 1993 to 1995. |
| James J. Mauzey (1) | 59 | 2006 | Retired since July 2004; President and Chief Executive Officer of Bertek Pharmaceuticals Inc., a pharmaceutical products company and division of Mylan Laboratories, from October 2000 through July 2004; Chief Executive Officer of Innovex Worldwide, a division of Quintiles Transnational Corporation from 1999 to 2000. From 1997 to 2003, served as a director of OraPharma, Inc., a public specialty pharmaceutical company acquired by Johnson & Johnson in 2003. |
| Peter J. Wise, M.D. (2) | 73 | 1996 | Retired since 1996; Vice Chairman of the Board of POZEN since January 2001; co-founder of POZEN; acted in an advisory capacity to POZEN from 1996 to 2000; President and Chief Operating Officer of Pharmaceutical Product Development, Inc., a pharmaceutical services and development company, from 1993 to 1996. |
| *Directors Whose Terms Expire in 2010 (Class I Directors)* | | | |
| Paul J. Rizzo (2) | 80 | 2002 | Chairman of the board of directors and partner of Franklin Street Partners, an investment firm, since 1990; Dean of the Kenan-Flagler School of Business at the University of North Carolina at Chapel Hill between 1987 and 1992; Vice Chairman of the board of directors of IBM Corporation from 1983 to 1987 and from 1993 to 1994. Serves on the board of The Maersk Company Limited. |

| Name | Age | Director Since | Principal Occupation, Other Business Experience During Past Five Years and Other Directorships |
|---|---|---|---|
| Jacques F. Rejeange (2) | 68 | 2007 | Retired since 2005. President of Florham Consulting S.A., a healthcare consulting company based in Areuse, Switzerland, from 1995 to 2005. Served as member of board of directors of POZEN from 1997 to 2004 (Chairman from 1999 to 2000); retired from the Board in 2004. Formerly served on the boards of Amersham PLC (UK), Swiss Red Cross Foundation (CH) and NMY AG (CH). Currently serves on the board of Swisslog AG. |

(1) Member of Compensation Committee.
(2) Member of Nominating/Corporate Governance Committee.
(3) Member of Audit Committee.

### Vote Required for Election

The receipt of a plurality of the votes cast by stockholders entitled to vote in the election of directors is required for the election of each of the nominees listed above as a Class II director of POZEN.

### Recommendation of the Board

***THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THESE NOMINEES FOR DIRECTOR.***

## BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

### Independence of Directors

Our Board has determined that each of the members of the Board, with the exception of Dr. John R. Plachetka, who serves as our chairman, president and chief executive officer, is independent as that term is defined under the applicable independence listing standards of the Nasdaq Global Market (Nasdaq).

### Meetings

Our Board held 6 meetings of the Board during the year ended December 31, 2007. During the year, no incumbent director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board held during the period he served as a director and (ii) the total number of meetings held by any committee of the Board on which he served. It is the policy of our Board that directors attend our annual meetings of stockholders. All of our directors attended our 2007 Annual Meeting of Stockholders held on June 13, 2007.

### Executive Sessions; Lead Independent Director

Our directors who are independent as defined by the Nasdaq listing standards meet in executive session without management or our president and chief executive officer present, at every regularly scheduled Board meeting. Since 2004, the Board has designated a lead independent director who acts as the leader of the independent directors and as chairperson of the executive sessions of our independent directors, serves as a non-exclusive intermediary between the independent directors and management, including our chairman, president and chief executive officer, provides input to the Chairman in planning agendas for Board meetings and facilitates discussions among the independent directors as appropriate between Board meetings. Mr. Lee is currently serving as our lead independent director.

## Committees of the Board

Our Board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. These committees, their principal functions and their respective memberships are described below.

*Audit Committee*

The current members of the Audit Committee are Mr. Kirsch, who serves as Chairman, Mr. Lee and Mr. Tomason. Each of the members of the Audit Committee is independent as defined by the applicable Nasdaq listing standards and Securities and Exchange Commission ("SEC") rules applicable to audit committee members. Our Board has determined that each also qualifies as an audit committee financial expert as defined by the SEC.

The Audit Committee oversees our financial reporting process and system of internal control over financial reporting, and selects and oversees the performance of, and approves in advance the services provided by, our independent auditors. The Audit Committee provides an open avenue of communication among our independent auditors, financial and senior management and the Board. The Audit Committee meets regularly with our independent auditors without management present, and from time to time with management in separate private sessions, to discuss any matters that the Committee or these individuals believe should be discussed privately with the Audit Committee, including any significant issues or disagreements that may arise concerning our accounting practices or financial statements. The Audit Committee also oversees our whistleblower policy for receiving and handling complaints or concerns regarding accounting, internal accounting controls or auditing matters.

The Audit Committee held 7 meetings during the year ended December 31, 2007. A copy of the Audit Committee's charter is posted on our website at *www.pozen.com* and attached to this proxy as Appendix A. The Audit Committee Report is included in this proxy statement at page 37.

*Nominating/Corporate Governance Committee*

The current members of the Nominating/Corporate Governance Committee (the "Governance Committee") are Mr. Rejeange, who serves as Chairman, Mr. Tomason, Dr. Wise and Mr. Rizzo. Each of the members of the Governance Committee is independent as defined by the applicable Nasdaq listing standards.

The Governance Committee assists the Board in fulfilling its responsibilities regarding the oversight of the composition of the Board and other corporate governance matters. Among its other duties, the Governance Committee evaluates nominees and reviews the qualifications of individuals eligible to stand for election and reelection as directors and makes recommendations to the Board on this matter; oversees compliance with our Code of Business Conduct and Ethics; reviews and approves related party transactions; recommends and advises the Board on certain other corporate governance matters; and oversees the Board's performance evaluation process.

The Governance Committee held 3 meetings during the year ended December 31, 2007. A copy of the Governance Committee's charter is posted on our website at *www.pozen.com* and attached to this proxy as Appendix B.

Review and Approval of Related Person Transactions. Our Board has adopted written policies and procedures for the review, approval or ratification of transactions involving POZEN and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members (each of whom we refer to as a "related person"). The policy and procedures cover any transaction involving more than $120,000 with a related person (a "related person transaction") in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

Any proposed related person transaction must be reported to the chairman of our Governance Committee. The policy calls for the transaction to be reviewed and, if deemed appropriate, approved by the Governance Committee. The transaction should be approved in advance whenever practicable. If not practicable, the Governance Committee will review, and may, if deemed appropriate, ratify the related person transaction. The policy also permits the chairman of the Governance Committee to approve related person transactions that arise between committee meetings, subject to ratification by the Governance Committee at its next meeting. Any related person transaction that is ongoing in nature will be reviewed annually.

A related person transaction will be considered approved or ratified if it is authorized by the Governance Committee or chairman after full disclosure of the related person's interest in the transaction. The transaction may be approved or ratified only if the Governance Committee determines that the transaction is not inconsistent with POZEN's best interests. In considering related person transactions, the Governance Committee will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

The policy provides that transactions involving the compensation of our executive officers will be reviewed and approved by the Compensation Committee or our Board, in accordance with the Compensation Committee's charter.

Evaluation and Identification of Director Nominees. The Governance Committee considers a number of factors in identifying and evaluating director nominees. While all nominees should have the highest personal integrity, meet any regulatory qualifications and have a record of exceptional ability and judgment, the Board relies on the judgment of members of the Governance Committee, with input from our Chairman, President and Chief Executive Officer, to assess the qualifications of potential Board nominees with a view to the contributions that they would make to the Board and to POZEN. Because our Board believes that its members should ideally reflect a mix of experience and other qualifications, there is no rigid formula. In evaluating potential candidates, however, the Governance Committee will consider, among others things, the degree to which a potential candidate fulfills a current Board need (e.g., the need for an audit committee financial expert), as well as the candidate's ability and commitment to understand POZEN and its industry and to devote the time necessary to fulfill the role of director (including, without limitation, regularly attending and participating in meetings of the Board and its Committees). In considering potential candidates, the Governance Committee will consider the overall competency of the Board in the following areas:

- industry knowledge;
- accounting and finance;
- business judgment;
- management;
- leadership;
- business strategy;
- crisis management; and
- corporate governance.

In addition, the Governance Committee may consider other factors, as appropriate in a particular case, including, without limitation, the candidate's

- sound business and personal judgment;
- diversity of origin, experience, background and thought;
- senior management experience and demonstrated leadership ability;
- accountability and integrity;
- financial literacy;
- industry or business knowledge, including science, technology, and marketing acumen;
- the extent, nature and quality of relationships and standing in the research and local communities; in connection with nominees to be designated as "independent" directors, "independence" under regulatory definitions, as well as in the judgment of the Governance Committee;

- independence of thought and ideas; and
- other board appointments and service.

The Governance Committee considers recommendations for nominations from a variety of sources, including members of the Board, business contacts, community leaders and members of management. As described below, the Governance Committee will also consider stockholder recommendations for Board nominees. The Governance Committee's process for identifying and evaluating candidates is the same with respect to candidates recommended by members of the Board, management, stockholders or others.

Stockholder Director Nominee Recommendations. The Governance Committee will consider director nominees recommended by stockholders. Stockholders who wish their proposed nominee to be considered by the Governance Committee for nomination at our next annual stockholders' meeting should submit information about their nominees by no later than 120 days prior to the one year anniversary of the mailing of the proxy statement for our most recent annual meeting of stockholders. Stockholders who wish to recommend a nominee should submit the following information in writing to the Chairman of the Governance Committee, c/o POZEN Inc., 1414 Raleigh Road, Suite 400 Chapel Hill, North Carolina 27517:

- the name of the candidate and the information about the individual that would be required to be included on a proxy statement under the rules of the SEC (including without limitation such individual's qualifications, experience, background and share ownership, if any);
- information about the relationship between the candidate and the nominating stockholder;
- the consent of the candidate to serve as a director; and
- proof of the number of shares of our common stock that the nominating stockholder beneficially owns and the length of time the shares have been owned.

Stockholders also have the right to nominate director candidates themselves, without any prior review or recommendation by the Governance Committee or the Board, by following the procedures set forth in our bylaws as described at "Certain Deadlines for the 2009 Annual Meeting" in this proxy statement.

*Compensation Committee*

The current members of the Compensation Committee are Mr. Mauzey, Mr. Kirsch and Mr. Lee. Mr. Mauzey serves as Chairman of the Compensation Committee. Each of the current members of the Compensation Committee is independent as defined by the applicable Nasdaq listing standards.

Decisions regarding the compensation of our executive officers are made by the Compensation Committee. The Compensation Committee's principal responsibilities include reviewing POZEN's overall compensation philosophy and the adequacy and market competitiveness of our compensation plans and programs, evaluating the performance of and reviewing and approving compensation for our executive officers, evaluating and recommending director compensation, and reviewing and discussing with management the Compensation Discussion and Analysis included in this proxy statement. The Compensation Committee also administers our equity-based and other incentive plans, including assuming responsibility for granting, or delegating as appropriate the authority for granting, and making decisions with respect to, awards under our equity compensation and other incentive plans.

To assist in its efforts to meet the objectives and responsibilities outlined above, the Compensation Committee has retained executive compensation consultants. During 2006, the Compensation Committee retained James F. Reda & Associates and Radford Surveys + Consulting, now know as Aon, two nationally known executive compensation and benefits consulting firms, to advise it on various matters related to executive compensation and compensation programs. During 2007, the Compensation Committee also consulted with Aon as part of the review process. The Compensation Committee engaged the consultants to provide general executive compensation consulting services and to respond to questions as needed. In addition, the consultants perform special executive compensation projects and consulting services from time to time as directed by the Compensation Committee and may from time to time advise management, with the Compensation Committee's consent. The consultants were hired by and report to the Compensation Committee. Pursuant to its charter, the Committee has the power to hire and fire such consultants and to engage other advisors. The human resources consultant retained by management also provides information and support to the Compensation Committee as requested.

The Compensation Committee held 10 meetings during the year ended December 31, 2007. A copy of the Compensation Committee's charter is posted on our website at *www.pozen.com* and attached to this proxy as Appendix C. The Compensation Committee Report is included in this proxy statement at page 15.

**Compensation Committee Interlocks and Insider Participation**

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board or compensation committee. None of the members of our compensation committee has ever been our employee or one of our officers.

**Stockholder Communications to the Board of Directors**

Stockholders may send communications to our Board in writing, addressed to the full Board of Directors or a specific committee of the Board, c/o Director, Investor Relations, 1414 Raleigh Road, Suite 400 Chapel Hill, North Carolina 27517, telephone 919-913-1030, email investors@pozen.com.

**Code of Ethics**

We have adopted a Code of Business Ethics and Conduct that applies to our employees (including our principal executive officer, chief financial officer and other members of our finance and administration department) and our directors. Our Code of Business Ethics and Conduct is posted on our website at *www.pozen.com.*

## Compensation of our Directors

Discussed in the following paragraphs and tables is the compensation paid to the non-employee directors who serve on our Board. Directors who are also our employees do not receive any additional compensation for their service as directors of the Company.

**2007 Compensation**

*Cash Compensation*. We reimburse each non-employee director for out-of-pocket expenses incurred in connection with attending Board and Board committee meetings and otherwise in connection with service as a director. We also pay each non-employee director the following retainer fees:

- An annual retainer of $30,000
- An annual retainer for Board committee Chairs, as follows: $5,000 for service as Chair of the Nominating/Corporate Governance Committee; $7,500 for service as Chair of the Compensation Committee; and $10,000 for service as Chair of the Audit Committee
- An annual retainer for Board committee members (other than committee Chairs), as follows: $3,750 for service on the Nominating/Corporate Governance Committee; $5,000 for service on the Compensation Committee; and $7,500 for service on the Audit Committee

All retainers are payable quarterly and pro-rated for service of less than a full quarter; retainers may be reduced if a director fails to attend at least 75% of all required Board and committee meetings. No compensation is paid to directors for attendance at individual Board or Board committee meetings.

*Equity Compensation*. Each non-employee director is eligible to receive the following equity compensation:

- Upon his or her initial election to the Board, stock options to purchase 20,000 shares of our common stock. This initial grant vests one-third annually over three years, subject to continued service as a director.
- On the date of each annual meeting of stockholders, a combination of 2,000 restricted stock units (RSUs) payable in shares of our common stock and stock options to purchase 5,000 shares of our common stock. The RSUs and the stock options vest on the earlier of the one-year anniversary of the grant or the date of

the next annual stockholder meeting, subject in either case to the director's continued service on the Board at that date.

Both the initial and the annual stock options are granted at an exercise price per share equal to the closing price of our common stock, as reported on NASDAQ, on the date of grant, have a ten-year term and are exercisable for a period of up to three years following the date the director's service on the Board terminates, to the extent vested as of such date. Directors who join the Board less than 90 days prior to the date of the next annual stockholder meeting will receive a 50% reduction in their initial year's annual RSUs and stock options. All stock options and RSUs awarded pursuant to this director compensation program are granted under and subject to the terms and conditions of the Second Amended and Restated POZEN Inc. 2000 Equity Compensation Plan (2000 Equity Compensation Plan), including without limitation the terms providing for acceleration of vesting upon a change of control.

The Board has adopted a non-employee director stock ownership guideline of shares equal in value to three times the annual director retainer of $30,000, to be acquired over a five year period. Directors are generally encouraged to hold their shares of POZEN stock while they serve on the Board.

The Board also established a retirement program based on a combination of age and years of service pursuant to which qualifying directors may become entitled to receive extended exercisability or accelerated vesting of outstanding options. If a non-employee director leaves the Board at age 55 or older having served as a director for at least six years, which need not be served consecutively, the period of time in which the director may exercise any vested outstanding stock options may be extended to a period not to exceed the later of the end of the calendar year, or the fifteenth day of the third month following the date, when the option would otherwise have expired. If a qualifying director has served for at least 12 years, which need not be served consecutively, at the time of retirement from the Board, all unvested grants may also be accelerated.

The following table further summarizes the compensation paid by us to our non-employee directors during the 2007 fiscal year. Except as noted below, all of our directors are paid at the same rate. The differences among directors in the table below are a function of additional compensation for chairing a committee, serving on one or more committees and/or meeting attendance.

| Name (1) | Fees Earned or Paid in Cash ($) (2) | Stock Awards ($) (3) | Option Awards ($) (4) (5) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Arthur S. Kirsch | $53,667 | $17,920 | $131,030 | -- | -- | -- | $202,617 |
| Kenneth B. Lee, Jr. | $51,000 | $17,920 | $144,348 | -- | -- | -- | $213,268 |
| James J. Mauzey | $43,944 | $17,920 | $84,474 | -- | -- | -- | $146,338 |
| Jacques F. Rejeange | $35,959 | $17,920 | $91,058 | -- | -- | -- | $144,937 |
| Paul J. Rizzo | $37,126 | $17,920 | $144,348 | -- | -- | -- | $199,394 |
| Bruce A. Tomason | $47,252 | $17,920 | $144,348 | -- | -- | -- | $209,520 |
| Peter J. Wise, M.D. | $35,252 | $17,920 | $144,348 | -- | -- | -- | $197,520 |

(1) Dr. John R. Plachetka, our Chairman, President and Chief Executive Officer, is not included in this table as he is an employee of POZEN and thus receives no compensation for his services as a director or as Chairman. The compensation received by Dr. Plachetka is shown in the Summary Compensation Table and other executive compensation tables included in this proxy statement.

(2) Consists of the following:

a. Arthur S. Kirsch: for 2007 an annual retainer of $30,000, $7,500 for service as Chair of the Audit Committee and $9,417 for service as a member of one or more Board Committees; and an aggregate of $6,750 in fees paid for attending Board and Board Committee meetings in 2006.
b. Kenneth B. Lee, Jr.: for 2007 an annual retainer of $30,000, $5,000 for service as Chair of the Compensation Committee and $10,000 for service as a member of one or more Board Committees; and an aggregate of $6,000 in fees paid for attending Board and Board Committee meetings in 2006.
c. James J. Mauzey: for 2007 an annual retainer of $30,000, $5,000 for service as Chair of the Compensation Committee and $2,994 for service as a member of one or more Board Committees; and an aggregate of $5,950 in fees paid for attending Board and Board Committee meetings in 2006.
d. Jacques F. Rejeange: a 2007 annual retainer of $30,000, $3,750 for service as Chair of the Nominating/Corporate Governance Committee and $2,209 for service as a member of one or more Board Committees.
e. Paul J. Rizzo: for 2007 an annual retainer of $30,000, $3,750 for service as Chair of the Nominating/Corporate Governance Committee and $1,876 for service as a member of one or more Board Committees; and an aggregate of $1,500 in fees paid for attending Board and Board Committee meetings in 2006.
f. Bruce A. Tomason: for 2007 an annual retainer of $30,000, $7,500 for service as Chair of the Audit Committee and $7,502 for service as a member of one or more Board Committees; and an aggregate of $2,250 in fees paid for attending Board and Board Committee meetings in 2006.
g. Peter Wise: for 2007 an annual retainer of $30,000, and $3,752 for service as a member of one or more Board Committees; and an aggregate of $1,500 in fees paid for attending Board and Board Committee meetings in 2006.

(3) The amount included in this column is the dollar amount of compensation expense recognized by POZEN for financial statement reporting purposes in accordance with FAS 123R for the fiscal year ended December 31, 2007 from a restricted stock unit award granted in 2007. Pursuant to SEC rules, the amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used in calculating these dollar amounts, see Note 7 to POZEN's audited financial statements included in the Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006, each as filed with the SEC.

(4) The amount included in this column is the aggregate dollar amount of compensation expense recognized by POZEN for financial statement reporting purposes in accordance with FAS 123R for the fiscal year ended December 31, 2007, and thus includes amounts from awards granted in and prior to 2006. Pursuant to SEC rules, the amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used in calculating these dollar amounts, see Note 7 to POZEN's audited financial statements included in the Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006, each as filed with the SEC. Of these aggregate 2007 expense amounts, the amounts recognized from separate grants issued in 2004, 2005, 2006, and 2007, as applicable, are as follows: Mr. Kirsch ($29,633, $29,200, $39,850 and $ 32,348, respectively); Mr. Lee ($42,950, $29,200, $39,850 and $ 32,348, respectively); Mr. Mauzey ($0, $0, $52,126, and $32,348, respectively); Mr. Rejeange ($0, $0, $0, and $91,058, respectively); Mr. Rizzo ($42,950, $29,200, $39,850 and $ 32,348, respectively); Mr. Tomason ($42,950, $29,200, $39,850 and $ 32,348, respectively); Dr. Wise ($42,950, $29,200, $39,850 and $ 32,348, respectively). These numbers do not represent the actual value that may be recognized by the directors upon option exercise.

(5) The following table lists the number of outstanding options held by each of the directors included in the table above as of December 31, 2007, and provides additional information concerning the options granted to these directors during 2007, each of which was granted at an exercise price equal to the closing price of POZEN's common stock as reported by NASDAQ on the respective date of grant. Options granted prior to 2007 vest annually over three years and options granted after 2006 vest on the earlier of the one-year anniversary of the grant or the date of the next annual shareholders meeting. These amounts reflect POZEN's accounting expense for these awards and do not correspond to the actual value that may be recognized by the directors upon option exercise.

| Name | Options Outstanding as of December 31, 2007 (#) | Options Granted in 2007 Fiscal Year (#) | Date of 2007 Option Grant | 2007 Option Expiration Date | 2007 Option Exercise Price ($/Sh) | Grant Date Fair Value of Option Awards Granted in 2007 ($) |
|---|---|---|---|---|---|---|
| Arthur S. Kirsch | 58,333 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |
| Kenneth B. Lee, Jr. | 86,667 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |
| James J. Mauzey | 21,667 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |
| Jacques F. Rejeange | 25,000 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |
| Paul J. Rizzo | 95,000 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |
| Bruce A. Tomason | 125,000 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |
| Peter J. Wise, M.D. | 125,000 | 5,000 | 6/13/07 | 6/13/17 | $16.19 | $58,450 |

## OUR EXECUTIVE OFFICERS

Below is information about each of our named executive officers. This information includes each officer's age, his or her position with POZEN, the length of time he or she has held each position and his or her business experience for at least the past five years. Our Board elects our officers annually, and officers serve until they resign or the board terminates their position. There are no family relationships among any of our directors, nominee for director and executive officers.

| Name | Age | Position |
|---|---|---|
| John R. Plachetka, Pharm.D. | 54 | Chairman, President and Chief Executive Officer |
| William L. Hodges | 53 | Senior Vice President, Finance and Administration, Chief Financial Officer |
| Marshall E. Reese, Ph.D. | 62 | Executive Vice President, Product Development |
| Kristina M. Adomonis | 53 | Senior Vice President, Business Development until her resignation on June 8, 2007 |
| Gilda M. Thomas | 53 | Senior Vice President and General Counsel |

John R. Plachetka, Pharm.D. is Chairman of the Board of Directors, a co-founder, President and Chief Executive Officer of POZEN and has held such positions since our inception in 1996. Prior to founding POZEN, Dr. Plachetka was Vice President of Development at Texas Biotechnology Corporation from 1993 to 1995 and was President and Chief Executive Officer of Clinical Research Foundation-America, a leading clinical research organization, from 1990 to 1992. From 1981 to 1990, he was employed at Glaxo Inc. Dr. Plachetka received his B.S. in Pharmacy from the University of Illinois College of Pharmacy and his Doctor of Pharmacy from the University of Missouri-Kansas City.

William L. Hodges joined POZEN in August 2004 as Senior Vice President of Finance and Administration and Chief Financial Officer. Mr. Hodges began his career in the pharmaceutical industry with Burroughs Wellcome Co. in 1985. In 1991, he moved to London and worked in Group Finance for the Wellcome Foundation, Ltd. within Group Finance. Mr. Hodges worked on mergers and acquisitions and was Regional Controller for Northern Europe and Japan. In 1993, he returned to Burroughs Wellcome in North Carolina as Director of Procurement. Mr. Hodges was Vice President, Corporate Planning and Business Support at GlaxoWellcome before being appointed acting Senior Vice President and CFO for the fifteen months leading up to the merger between GlaxoWellcome plc and

SmithKline Beecham plc which was completed in December 2000. Most recently, from 2001 to 2003, Mr. Hodges was Senior Vice President and CFO of Pergo, Inc. located in Raleigh, North Carolina. Mr. Hodges received his B.S. from the University of North Carolina at Chapel Hill and is a Certified Public Accountant.

Marshall E. Reese, Ph.D. joined POZEN in October 2004 as Executive Vice President of Product Development. Dr. Reese was most recently employed, from 1999 to 2004, at the Swiss-based pharmaceutical company Novartis as senior vice president and global head of research and development, Consumer Health Care. Prior to joining Novartis in 1999, Dr. Reese held several senior executive positions at Glaxo Inc. and GlaxoWellcome, including vice president of global OTC development and manufacturing with GlaxoWellcome, based in the United States, and vice president of development planning and international OTC strategies for Glaxo and GlaxoWellcome, in both the United States and the United Kingdom. Dr. Reese received his B.S., M.S., and Ph.D. degrees from the University of Tennessee at Knoxville.

Kristina M. Adomonis joined POZEN in June 1999 as Senior Vice President of Business Development. Prior to joining POZEN, Ms. Adomonis was Vice President of Global Business Development & Licensing, OTC at Novartis Consumer Health from 1997 to 1999. From 1994 to 1997, she was Director of Business Development in Burroughs Wellcome's and Glaxo Wellcome's U.S. operations. Prior to Glaxo, she served on the Canadian Executive Committees of Burroughs Wellcome and Abbott Laboratories, where she managed the Business Development Units of these two respective operations. She began her career in the industry in 1980 with F. Hoffman-La Roche Ltd. Ms. Adomonis received a B.S. in Chemistry from Tufts University and her M.B.A. from McGill University. Ms. Adomonis resigned from the Company on June 8, 2007.

Gilda M. Thomas joined POZEN in January 2007 as Senior Vice President and General Counsel. Prior to joining POZEN, Ms. Thomas was Vice President, General Counsel and company secretary at EMD Pharmaceuticals, Inc., an affiliate of Merck KGaA, Darmstadt, Germany from July 2001 to December 2006. Prior to joining EMD, she spent 14 years at Burroughs Wellcome Co., which merged into Glaxo Welcome, Inc. At Glaxo Wellcome Ms. Thomas was Associate General Counsel responsible for the 13 member corporate section of the legal department. Ms. Thomas received her J.D. from Harvard Law School, a M.S. from Simmons College and a B.S. from Wellesley College. Ms. Thomas was appointed an executive officer in February 2008 based upon her assumption of additional responsibilities and decision making authority. We have therefore elected to include Ms. Thomas as a named executive officer in this proxy.

## EXECUTIVE COMPENSATION

### Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) included in this proxy statement with management. Based on that review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in POZEN's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and this proxy statement.

*Submitted by:*
*The Compensation Committee of the Board of Directors*

James J. Mauzey, Chairman
Arthur S. Kirsch
Kenneth B. Lee, Jr.

### Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) explains our compensation program as it pertains to our named executive officers – namely, our president and chief executive officer (CEO), our chief financial officer and our three other most highly compensated executive officers. For purposes of this CD&A, we refer to these persons as our "executive officers." Our discussion focuses on compensation and practices relating to our most recently completed fiscal year.

**Overview**

The Compensation Committee of our Board, which is comprised solely of independent directors and "outside directors" as determined under Internal Revenue Code Section 162(m) and the applicable Treasury Regulations, is responsible for our executive compensation program. The Compensation Committee receives staff support from members of our management and from management's human resources consultant. In addition, the Compensation Committee directly engages external compensation consultants to advise and assist the Committee in the performance of its duties. As part of its review of the 2007 compensation, the Committee consulted with Aon Consulting (Aon), formerly Radford Surveys + Consulting (Radford).

The Compensation Committee reviews and approves all compensation paid to our executive officers and is responsible for determining the most appropriate total executive compensation principles that govern such compensation. These principles are based on our business strategy and business model and are designed to be competitive with our peer group of companies and consistent with stockholder interests. In accordance with its charter, the Compensation Committee's responsibilities include reviewing and approving our overall compensation philosophy and the adequacy and market effectiveness of our compensation plans and programs; evaluating the performance of and reviewing and approving total compensation for our executive officers; and administering our equity-based and other incentive programs.

**Philosophy; Objectives**

We are committed to providing competitive levels of compensation to our employees, including our executive officers, to ensure that we are able to recruit, retain and motivate the high caliber talent we require in our business. Our business model includes a significant amount of outsourcing and we therefore need smart, talented, experienced project managers in each area of expertise to be successful. We believe it is important that our employees be given the opportunity to be well rewarded for strong performance against goals that support individual development and our future success. In determining the total compensation for our executive officers, the Compensation Committee's aim is to provide compensation that assists us in meeting these objectives. The Compensation Committee seeks to maintain compensation that is in overall conformance with sound market practices and comparable to and competitive with the compensation packages of executives of similar companies, while recognizing individual and organizational performance.

We rely on survey data and information on compensation paid by comparable companies from time to time to benchmark our executive compensation programs. The Company subscribes to the Radford Global Life Sciences Survey which provides comprehensive compensation data for life science companies. In 2006, POZEN benchmarked all its positions, except that of the CEO, against the Radford database.

In late 2006, the Compensation Committee retained Aon to assist with a number of compensation-related projects, including assessment of our equity-based and other long-term incentive programs. As a part of this work, Aon developed a group of peer companies and we refer to this data a reference for compensation information. The following companies were included in the POZEN peer group for purposes of compensation benchmarking:

Adolor Corporation
AtheroGenics, Inc.
Biocryst Pharmaceuticals Inc.
Dendreon Corporation
Entremed, Inc.
Geron Corporation
Insmed, Incorporated
Inspire Pharmaceuticals, Inc.
Northfield Laboratories Inc.
NPS Pharmaceuticals, Inc.
Nuvelo, Inc.
Onyx Pharmaceuticals, Inc.
Pain Therapeutics, Inc.
Progenics Pharmaceuticals, Inc.
Salix Pharmaceuticals, Ltd.
Santarus, Inc.
Targacept, Inc.
Telik, Inc.
Trimeris Inc.
Vical, Incorporated
Neurogen Corporation

These companies were selected based on the following criteria:

- Late stage of product development
- Market caps between $200 and $800 million
- Fewer than 300 employees

Aon has also served as an advisor to the Compensation Committee in 2007 and 2008 in connection with the compensation decisions for the executive officers. The Committee expects to conduct an updated and full analysis of executive compensation by the end of 2008, which will include a review of and adjustment to the group of peer companies.

**What we reward**

Our executive compensation program is designed to reward achievement of annual and long-term corporate goals, as well as individual goals that are supportive of our corporate goals and strategic objectives. Our executive management establishes and submits annual corporate goals for the year to our Board for approval. These annual business goals are based on calendar year objectives that are specific and measurable, and align with our longer term strategic direction. The goals represent important corporate achievements and value drivers of POZEN, and generally involve progressing specific product candidates in the product development pipeline, achieving a product regulatory approval, or pursing collaborations with commercial partners. The Compensation Committee uses its discretion to evaluate achievement of these goals, along with completion of strategic activities and individual performance, in determining annual adjustments to compensation and annual awards for our executive officers. The Compensation Committee recognizes that internal, external and other extraordinary factors may lead to adjustments of corporate efforts that may not be reflected in our annual Board-approved corporate goals; therefore, the Compensation Committee uses its judgment in completing a thorough review of annual corporate and personal performance before the annual awards are approved.

Our compensation program is designed to provide higher levels of pay when executive and organizational performance exceeds the performance standards. Likewise, individual and organizational performance that falls short of the approved standards will result in payments and overall compensation that are at the lower end of competitive market targets. Our compensation programs are designed not only to reward past performance, but to provide incentives for continued high levels of executive performance, particularly through the multi-year vesting of our equity awards. We also consider the use of special one-time incentive programs for longer term, key objectives, such as the Treximet option program which was implemented in 2005. Individual executives are reviewed annually to assess performance against their goals. We are guided by the overarching principle that the highest comparative levels of compensation should be paid to our highest performing executives.

We believe that the mix of salary and potentially significant variable cash and equity-based incentives that we employ in our executive compensation programs motivates our executive officers to work to build long-term value for our stockholders. The Compensation Committee believes that, based on its evaluation, the compensation paid to our executive officers, as reported in this CD&A and the compensation tables included in this proxy statement, is fair and reasonable.

**Role of Executive Officers in Determining Executive Compensation**

The Compensation Committee is responsible for making all compensation decisions for our executive officers. Dr. Plachetka, our CEO, annually reviews the performance of each of our other executive officers and makes recommendations regarding their compensation to the Compensation Committee. The annual goal setting process for our executive officers other than our CEO involves establishing performance criteria supportive of our annual corporate goals and includes elements of participation and refinement by our executive officers, with final agreement by our CEO. Each executive officer's goals are designed to require significant effort, cooperation and effectiveness in business plan execution in order achieve the performance standards. In evaluating our executive officers other than the CEO, the Compensation Committee relies in part on the input and recommendations of our CEO. In evaluating our CEO's compensation, the Compensation Committee considers, among other factors, an annual self assessment submitted by our CEO, as well as a thorough review of corporate performance. Dr. Plachetka is not present during the Compensation Committee's deliberations or determinations of his compensation.

**Elements of Compensation**

The primary components of our executive compensation program are:

- base salary;
- annual cash incentives;
- long-term incentives; and
- benefits.

In addition, employment agreements with each of our executive officers provide for potential payments upon certain terminations of employment and upon a change of control of our company. Each of the four principal elements of our executive compensation program is discussed in the following paragraphs. The employment agreements are described in the narrative accompanying the Summary Compensation Table and Grants of Plan-Based Awards Table that are included in this proxy statement and the section of this proxy statement beginning on page 29 entitled "Potential Payments on Termination and Change of Control". The Compensation Committee believes that each of these compensation elements complements the others and that together they serve to achieve our compensation objectives.

In compensating our CEO and our other executive officers, the Compensation Committee seeks to ensure stockholder alignment by providing competitive base salaries targeted at the median of the peer group; annual performance-based cash bonuses targeted at the median of the peer group; and longer-term awards under our equity-based incentive programs that are also targeted at the median of the peer group. The Compensation Committee, in conjunction with management, continues to review the level of current equity compensation and alternative equity compensation strategies to determine if changes or alternatives are more appropriate given POZEN's stage of development and changes to the competitive landscape.

Although all of our full time, regular salaried employees are eligible to receive cash bonuses and stock options or other equity-based compensation and this general compensation philosophy applies throughout the organization, our CEO and other executive officers have a higher percentage of their total compensation at risk, as they have greater responsibility for and a more direct impact on overall corporate results. The compensation tables included in this proxy statement detail approximate base salary versus variable compensation splits of approximately 25% / 75% to 40% / 60% for the CEO and other executive officers. In making decisions that result in this allocation, the Compensation Committee relies in part upon advice from its independent consultants.

*Base salary*

We believe that the base salary of our CEO and other executive officers should provide a level of assured cash compensation that is commensurate with their senior professional status and career accomplishments. Accordingly, their base salaries are designed to be competitive with similar positions within the biopharmaceutical industry. In addition to the peer group analyses undertaken by the Compensation Committee as described above, we participate in and subscribe to a large, validated annual salary survey of life science companies. The Compensation Committee relies on these tools to set base salaries for our executive officers that are benchmarked to competitive market pay practices.

Base salary adjustments include a combination of cost-of-living and merit increases, based on the executive's performance of his or her key responsibilities and duties, and were previously approved and communicated in December of each year to take effect on January 1st of the following year. Beginning in 2008 and applicable to 2007 performance, the Company moved conduct of performance evaluations to January and implementation of the Compensation Committee's decisions on cost of living and merit increases to mid March to allow for evaluation of the entire year, including the Company's financial performance. The Compensation Committee considers each executive officer's self assessment of annual performance in its base salary review process and takes into account the CEO's assessment of and recommendations with respect to each of the other executive officers.

During the fiscal year ended December 31, 2007, Dr. Plachetka received a base salary of $488,478, which represented an approximate 5.1%% increase over his base salary in 2006. Our other executive officers received salary adjustments of between 3.1% and 5.2%. The average raise amounts of comparable companies based on the survey data to which we subscribe was in the 4-5% range.

*Annual cash incentives*

The Compensation Committee's practice is to award annual cash bonuses to our CEO and our other executive officers on a discretionary basis based on a review of corporate and individual performance objectives. Our executive officers have the opportunity to earn an annual incentive cash bonus that is calculated as a percentage of the executive's annual base salary. Our CEO's target bonus level, as specified in his employment agreement, is 65% of base salary. The bonus target level for each of the other executive officers for 2007 was 40% of base salary. Bonuses have historically been approved and communicated in December of each year in recognition of the achievement of goals and other contributions during the year and usually have been paid after year-end, but beginning in 2008 and applicable to 2007 performance, the Company annual performance evaluations to January and implementation of the Compensation Committee's decisions on employee bonuses to mid March to allow for evaluation of the entire year, including the Company's financial performance. If warranted in special circumstances, individual one-time discretionary bonuses may also be awarded during the course of the year.

In considering annual bonuses, the Compensation Committee evaluates the annual performance of the CEO and each of the other executive officers, focusing on the executive's performance in his or her area or areas of functional responsibility as well as the achievement of our annual corporate goals and other significant corporate accomplishments. With respect to the executive officers other than the CEO, the bonus is also based on achievement of the executive's individual goals for the year, which may include individual development goals designed to facilitate professional growth and succession planning. The Compensation Committee also takes into account the recommendations of the CEO in determining the bonuses for our other executive officers. Annual bonuses are utilized to drive annual performance based upon the establishment and agreement of annual goals. The level of the bonus may also be impacted by other accomplishments during the year.

For 2007, our CEO was awarded a cash bonus of $254,009 which represented 80% of his targeted bonus opportunity. The cash bonus was awarded in recognition of Dr. Plachetka's contributions and leadership during the year, including his role as principal scientific innovator. The Compensation Committee considered a variety of factors in awarding the bonus, including Dr. Plachetka's efforts with respect to renegotiating our licensing agreement with AstraZeneca, his scientific contributions to the Treximet, PN and PA development programs, and his success in motivating and retaining key personnel.

Our other executive officers were awarded annual bonuses for fiscal 2007 performance, as follows:

| | |
|---|---|
| William L. Hodges | $82,941 (80% of base pay) |
| Marshall E. Reese | $87,900 (70% of base pay) |
| Gilda M. Thomas | $76,800 (80% of base pay) |

The Compensation Committee approved these discretionary bonuses in recognition of the accomplishment of, or significant progress toward, corporate goals in the areas of clinical and regulatory milestones related to Treximet, PN, PA and our other product candidates, the achievement of certain business development objectives, including the execution of an amendment to the licensing agreement with AstraZeneca, completion of 2007 strategic activities, as well as the individual executive officer's performance in his or her areas of functional responsibility and accomplishment of individual goals. The discretionary bonuses described above, including the bonus to Dr. Plachetka, represents no more than 80% of our executive officers targeted bonus opportunities, in recognition of the fact that the FDA did not approve Treximet on or before December 31, 2007.

Ms. Adomonis did receive a payment of $75,000 in January 2007, which constituted the fourth of four equal pro rata payments under a special bonus awarded by our Board in 2003 in recognition of her contributions in connection with our collaboration and licensing agreement with GSK. The bonus vested and was payable each January 1st over four years commencing in 2004, subject to continued employment.

*Equity and other long-term incentive compensation*

As described above, stock-based incentives are a key component of our executive compensation program and have historically been provided to all of our full-time employees. Employee ownership is a core value of our operating culture, and we and the Compensation Committee believe that stock ownership encourages our executives to create value for our company over the long term, and promotes retention and affiliation with the Company by allowing our employees to share in our long-term success while aligning employee and executive interests with those of our stockholders. We have historically used stock options as the vehicle to deliver equity-based compensation, due to their broad-based use in the biopharmaceutical industry, and in part because of their favorable tax and accounting treatment. As a result of changes under FAS 123R that make the accounting treatment of stock options less attractive, we have evaluated the benefits of providing alternative equity-based compensation in the form of restricted stock, restricted stock units (RSUs) or other stock-based vehicles. We and the Compensation Committee will continue to monitor changes in the long-term compensation practices of the companies in our peer group and, if appropriate, will re-evaluate alternative equity-based compensation vehicles in future years in light of changing or evolving practices.

In certain circumstances, the Compensation Committee may determine that non-equity long-term incentives are preferable to equity-based awards. For example, due in part to his significant ownership of our stock, the Compensation Committee has determined that long-term incentive awards to our CEO may include a non-equity component, or may be paid wholly in cash, as determined by the Compensation Committee.

Stock options and other long-term equity incentive awards are made under our 2000 Equity Compensation Plan. Stock options generally have a ten-year term and vest over a number of years based on continued employment. Vesting for stock options awarded to our executive officers has typically been 25% annually over four years from the date of grant. Our stock options are granted at an exercise price equal to the closing price of our common stock on the date of grant. Accordingly, the actual value an executive will realize is tied to future stock appreciation and is therefore aligned with corporate performance and stockholder returns.

Each of our executive officers has an annual target option or long-term incentive award opportunity. The actual amount of the annual option grant or other long-term incentive award for each of our executive officers is determined on a discretionary basis by the Compensation Committee. In determining the amount of the awards, the Compensation Committee evaluates factors that contribute to overall corporate growth and development and to increasing long-term stockholder value, such as progression of our drug development pipeline, licensing deals, regulatory approval and stock price movement relative to our peers, execution of and/or progress toward fulfilling our long-term strategic plan, as well as the executive's performance and contribution to our annual and long-term strategic goals. The Compensation Committee may, in its discretion, consider both the achievement of the annual Board-approved corporate goals and other significant corporate accomplishments during the year. For our executive officers other than the CEO, the Compensation Committee also takes into account the recommendations of the CEO in determining the amount of the grant to each executive officer.

We have historically made grants of stock options to all employees on their date of hire based on salary level and position. All employees, including our executive officers, are also eligible for subsequent discretionary awards, which may include special one-time awards such as the Treximet performance-based options awarded in January 2005 to all of our employees, including our executive officers.

All employees, including our executive officers, are also eligible for annual awards granted in recognition of individual and corporate performance during the year. These discretionary annual stock options have historically been granted to all employees early in January of the following year. In accordance with that practice, our executive officers, other than our CEO, were granted stock options in January 2007 after reviewing 2006 performance and our CEO was granted a long-term incentive award in February 2007 consisting of a mix of cash, options and restricted stock units. After reviewing 2007 performance, our executive officers were granted options in March 2008, and our CEO was granted a long-term incentive award consisting of a mix of cash and stock options. The options granted in 2007 are reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table included in this proxy statement; the awards granted in 2008 will appear in next year's proxy statement.

2007 Awards. In February 2007, after a review of performance in 2006 and in accordance with the principles outlined above, the Compensation Committee awarded our CEO a long-term incentive award of $1,000,000, which vests 33% per year on January 1st over 3 years, and 38,500 options and 6,200 restricted stock units, both of which vest 25% per year on January 1st over 4 years. Twenty-five percent of each of these awards were contingent on Treximet receiving FDA approval by December 31, 2007. Therefore, each of these awards have been reduced by 25% because Treximet did not receive FDA approval by the time specified. The long-term awards detailed in the compensation tables reflect the reduced amounts of $750,000; stock options of 28,875 and restricted stock units of 4,650. Our CEO fills the roles of Chairman of the Board, president and chief scientific officer as well as being an inventor on most of POZEN's patents. The Compensation Committee considered these factors and the CEO's significant contributions to the Company in 2006 in approving the award. The Compensation Committee also awarded an aggregate of 225,000 options in January 2007 to our other executive officers, after reviewing 2006 performance and based on a 75,000 share target stock option award for each of those executive officers for the year. Dr. Reese also had a portion of his stock option contingent on approval of Treximet by December 31, 2007. Accordingly 50% of Dr. Reese's option to purchase 60,000 shares of common stock was forfeited at the end of 2007. The option vests 25% annually over four years and has a ten-year term. This option is also reflected in the Summary Compensation Table and Grants of Plan-Based Awards Table included in this proxy statement.

2007 Changes to Equity Awards Program. In March 2007, the Compensation Committee approved recommendations by management to adjust downward the option target levels for certain employee awards, including for our executive officers other than our CEO, to more closely align with our peer group. The Compensation Committee also approved management's recommendations to modify certain aspects of our employee equity awards program. These modifications included extending the time during which employees may exercise vested options following termination of employment (other than termination for cause) from 90 days to one year for future options. In addition, the Compensation Committee approved a retirement program under which the Compensation Committee may accelerate an employee's unvested options and extend the exercise period of currently outstanding options upon retirement if the employee has been employed by us for ten or more years and is 55 years old or older. The Compensation Committee believes that these modifications are in line with competitive practices and that the changes to the employee equity awards program will enhance POZEN's ability to continue to attract and retain high quality talent.

*Procedures and Policies for Granting Equity-based Awards*

As described above, the Compensation Committee approves the grant of all stock options and other awards to our CEO and other executive officers, as well as to the non-employee members of our Board. New-hire grants for our executive officers are approved by the Compensation Committee prior to employment and are granted on the date of hire. Gilda M. Thomas was hired January 7, 2007 as our Senior VP and General Counsel and received 40,000 stock options on her hire date. Ms. Thomas was not a named executive officer in 2007 but was designated an executed officer by the Board in February 2008 in recognition of her assumption of additional responsibilities and decision making authority. We are therefore including the compensation of Ms. Thomas in this proxy. Annual option awards to our executive officers, as well as to all employees, have historically been granted on the first business day in January, following a meeting by the Compensation Committee in December to approve the annual grants and to set the grant date. In 2007, the Compensation Committee made a decision to move the grant date for future employee option grants to mid-March, following the year under review in order to allow more time to review the entire year, including the financial results of the Company. This change took effect for our review of the 2007 year; therefore the 2008 options were granted on March 14, 2008. In cases where options are granted as a result of certain material achievements, such grants are issued no earlier than two days after the public announcement of the material information. In all cases, stock options are granted at exercise prices equal to the closing price of our stock as reported on NASDAQ on the date of grant.

As permitted under our 2000 Equity Compensation Plan, the Compensation Committee has delegated to our CEO the authority to grant up to a specified aggregate number of stock options in two circumstances:

- option grants to non-executive officer employees in connection with their year-end performance reviews; and
- initial option grants to new non-executive officer employees upon commencement of employment in accordance with a specified schedule of numbers of options per grant, based on hiring position.

These options are granted at an exercise price equal to the closing price of our common stock on the grant date and on vesting and other terms consistent with standard forms of option agreement approved for use under our 2000 Equity Compensation Plan. Any grants at levels above the schedule or otherwise not on such authorized terms must be approved by the Compensation Committee.

**Benefits; Perquisites**

Benefits offered to our executive officers serve as a safety net of protection against the financial catastrophes that can result from illness, disability or death. Benefits offered to our executive officers are substantially the same as those offered to all of our regular full-time employees.

We maintain a 401(k) plan for our employees, including our executive officers, to encourage our employees to save some portion of their cash compensation for their eventual retirement. Pursuant to a discretionary employer match, in 2007 we matched all employee contributions at 50% up to the IRS imposed limit. The IRS maximum allowable contribution in 2007 was $15,500, with an additional $5,000 allowed for employees who are 50 years old or older. We also increase our employees', including our executive officers', base salary for the cost of group long-term disability insurance coverage and provide a group life insurance benefit in a coverage amount equal to two times the employee's annual base salary.

*Perquisites*

We provide certain additional perquisites to our CEO. These perks include the payment of life and disability insurance premiums above the level provided to our other employees, and reimbursement of certain expenses associated with our CEO's tax and estate planning, his employment agreement and the administration of his Rule 10b5-1 trading plan. The aggregate compensation value of these benefits was $19,576 in 2007 and is shown in the "All Other Compensation" column in the Summary Compensation Table included in this proxy statement.

**Post-employment Benefits**

We do not offer post-employment health or life insurance to our executive officers other than to the extent such benefits are payable pursuant to their employment agreements as described below under "Severance and Change of Control Benefits".

*Severance and Change of Control Benefits*

We believe that providing reasonable severance benefits to our executive officers upon a change of control event or in the context of termination by us without cause or by the executive for good reason (as defined in their employment agreements) is an important part of maintaining a competitive executive compensation program and contributes to our ability to attract and retain high quality executives. In part, this reflects our recognition that it may be difficult for a senior executive to find a comparable position in a relatively short period of time following termination of employment. We also believe that providing reasonable protections to our executive officers in the event of a change of control is helpful in aligning our executives' interests with those of our stockholders in the event a potential change of control situation should occur.

We maintain certain plans and have entered into employment agreements with our executive officers that require that we provide severance and related benefits in the event of a termination of employment or a change of control. In connection with negotiating these provisions in our executives' employment agreements, the Compensation Committee received advice from its consultants as to practices and levels of such benefits among comparable companies. These provisions and benefits, as well as an estimate of the dollar value of these benefits that would be payable to our executive officers under specified assumed conditions, are described in the section of this proxy statement beginning on page 29 entitled "Potential Payments on Termination and Change of Control."

**Tax and Accounting Implications**

In setting elements of compensation, the Compensation Committee considers the impact of the following tax and accounting provisions:

- *Section 162(m).* In making compensation decisions, the Compensation Committee is mindful of the potential impact of Section 162(m) of the Internal Revenue Code, as amended (the Code), which generally disallows a tax deduction to public companies for certain compensation over $1 million paid in any year to its CEO and its four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to this deduction limit if certain requirements are met. The Compensation Committee generally seeks, where feasible, to structure the incentive compensation granted to our executive officers in a manner that is intended to minimize or eliminate the impact of Section 162(m). However, the Compensation Committee may elect to make awards that are subject to the Section 162(m) limit, such as restricted stock units or cash awards, when it believes that such awards are appropriate to attract and retain top-quality executives or otherwise achieve our compensation objectives.

- *Section 409A.* Section 409A of the Code, which governs the form and timing of payment of deferred compensation, generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. It also expands the types of compensation that are considered deferred compensation subject to these regulations. Section 409A imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. The Compensation Committee takes into account the potential implications of Code Section 409A in determining the form and timing of compensation awarded to our executives.

- *Sections 280G and 4999.* Our employment agreements with our executive officers provide for tax protection in the form of a gross-up payment to reimburse the executive for certain excise taxes imposed under Section 4999 of the Internal Revenue Code as well as additional taxes resulting from such reimbursement. Section 4999 imposes a 20% excise tax on each executive who receives "excess parachute payments" in connection with a change of control, and Section 280G disallows the tax deduction to the company of any amount of an excess parachute payment that is contingent on a change of control. Payments as a result of a change of control that exceed three times the executive's base amount (the average annualized taxable compensation for the five preceding years) may be considered excess parachute payments, and the excise tax is imposed on the parachute payments that exceed the executive's base amount. The intent of the tax gross-up is to provide a benefit without a tax penalty to our executives whose employment terminates in connection with a change of control. The Compensation Committee considers the adverse tax liabilities imposed by Sections 280G and 4999, as well as other competitive factors, when it structures certain post-termination benefits for our executive officers. We believe the provision of tax protection for excess parachute payments for our executive officers is consistent with market practice and is a valuable executive attraction and retention incentive.

- *Accounting Rules.* Various rules under generally accepted accounting practices determine the manner in which grants for equity-based and other compensation are accounted for in our financial statements. In the first quarter of 2006, we began expensing equity awards in accordance with SFAS 123R. Among the factors it considers when making compensation decisions for our executive officers, the Compensation Committee takes into account the accounting treatment under SFAS 123R of equity-based and alternative forms of compensation.

## EXECUTIVE COMPENSATION TABLES

### Summary Compensation Table

The following table summarizes the total compensation paid to or earned by or, with regard to stock awards and options, the amount expensed by POZEN during the fiscal years ended December 31, 2007 and 2006 for, our named executive officers.

| Name and Principal Position | Year | Salary ($) | Bonus ($) (1) | Stock Awards ($) (2) | Option Awards ($) (3) | Non Equity Incentive Plan Compensation | All Other Compensation ($) (4) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| John R. Plachetka, Pharm.D., President and Chief Executive Officer | 2007 | $ 488,478 | $ 254,009 (5) | $ 17,180 | $ 797,369 | $ 250,000 | $ 19,576 (6) | $ 1,826,612 |
| | 2006 | $ 464,815 | $ 470,250 (5) | $ 400,391 | $ 1,299,130 | | $ 29,691 (6) | $ 2,664,277 |
| William L. Hodges, Chief Financial Officer, Senior Vice President, Finance and Administration | 2007 | $ 259,191 | $ 82,941 (7) | -- | $ 510,410 | | $ 10,250 | $ 862,792 |
| | 2006 | $ 246,403 | $ 133,706 (7) | | $ 339,191 | | $ 10,000 | $ 729,300 |
| Kristina M. Adomonis, Senior Vice President, Business Development | 2007 | $ 40,039 | $ 75,000 (8) | -- | | | $ 3,418 | $ 118,457 |
| | 2006 | $ 227,329 | $ 401,831 (8) | | $ 529,380 | | $ 10,000 | $ 1,168,540 |
| Marshall E. Reese, Ph.D., Executive Vice President, Product Development | 2007 | $ 313,928 | $ 87,900 (9) | -- | $ 329,250 | | $ 10,250 | $ 741,328 |
| | 2006 | $ 304,331 | $ 113,012 (9) | -- | $ 382,771 | | $ 10,000 | $ 810,114 |
| Gilda M. Thomas Sr. Vice President & General Counsel | 2007 | $ 238,069 | $ 76,800 (10) | -- | $ 130,600 | | $ 8,097 | $ 453,566 |

(1) Reflects discretionary bonuses accrued during the indicated year.

(2) The amount included in this column is the dollar amount of compensation expense recognized by POZEN for financial statement reporting purposes in accordance with FAS 123R for the fiscal year ended December 31, 2007 and December 31, 2006 from restricted stock unit awards granted in 2004 and in 2007. The restricted stock units granted in 2004 vest in three equal annual installments, commencing with an initial vesting date of January 1, 2005 and, for the restricted stock units granted in 2007, in four equal annual installments, an initial vesting date of January 1, 2008. Vesting may accelerate in the event of a change of control, in accordance with the terms of our 2000 Equity Compensation Plan, and are payable in shares of common stock, to the extent vested, when Dr. Plachetka ceases to be employed by, or provide service to POZEN. Dividends will not be paid on the restricted stock units; however, the number and kind of restricted stock units may be appropriately adjusted in the event of a stock split, stock dividend or other change in capitalization of POZEN. Pursuant to SEC rules, this amount excludes the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used in calculating this dollar amount, see Note 7 to POZEN's audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and December 31, 2006, as filed with the SEC.

(3) The amounts included in this column are the aggregate dollar amounts of compensation expense recognized by POZEN for financial statement reporting purposes in accordance with FAS 123R for the fiscal years ended December 31, 2007 and December 31, 2006, and thus include amounts from option awards granted in and prior to the indicated year. Pursuant to SEC rules, the amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used in calculating these dollar amounts, see Note 7 to POZEN's audited financial statements included in the Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006, each as filed with the SEC. See the Grants of Plan-Based Awards table for additional information on awards made to the named executive officers in 2007. Of the aggregate 2007 expense amounts listed in this column, the amounts recognized from separate grants awarded in 2004, 2005, 2006 and 2007, as applicable, are as follows: Dr. Plachetka ($429,500, ($50,605), $336,234 and $82,240, respectively); Mr. Hodges ($105,200, ($38,078), $149,438 and $293,850, respectively); Ms. Adomonis (no amounts due to all unvested

options being forfeited upon her resignation from the Company in June 2007); Dr. Reese ($185,250, ($103,388), $149,438 and $97,950, respectively) and Ms. Thomas ($130,600 in 2007 only). Negative amounts related to 2005 expense amounts result from the forfeiture of 2005 Treximet grants. These amounts reflect POZEN's accounting expense for these awards and do not correspond to the actual value that may be recognized by the individuals upon option exercise.

(4) For each named executive officer other than Dr. Plachetka, the amounts shown in this column reflect an employer matching contribution to 401(k) plan.

(5) This amount includes the following:
- 2007: (1) an annual bonus in the amount of $254,009, awarded in recognition of performance in 2007, and (2) a $75,075 bonus forfeiture representing the 25% of the 2006 performance award which was contingent upon POZEN's receiving final approval from the FDA for Treximet on or before December 31, 2007 (see the following 2006 descriptions).
- 2006: (1) a bonus in the amount of $169,950 paid in September 2006 in recognition of contributions in connection with the negotiation of our collaboration agreement with AstraZeneca; and (2) an annual bonus in the amount of $300,300 awarded in recognition of performance in 2006, of which 75% was paid in February 2007. Payment of the remaining 25% was contingent upon POZEN's receiving final approval from the FDA for Trexima on or before December 31, 2007.

(6) This amount includes the following:
- 2007: $10,250 in employer matching contribution to 401(k) plan; $4,746 for payment of supplemental life and disability insurance premiums; and $4,580 for reimbursement of employment agreement related legal fees and expenses for tax, estate and financial planning services.
- 2006: $10,000 in employer matching contribution to 401(k) plan; $4,778 for payment of supplemental life and disability insurance premiums; and $14,913 for reimbursement of employment agreement related legal fees and expenses for tax, estate and financial planning services.

(7) This amount includes the following:
- 2007: an annual bonus in the amount of $82,941, awarded in recognition of performance in 2007,
- 2006: $117,206 annual bonus awarded in recognition of performance in 2006 and paid in January 2007; and a $16,500 bonus paid in September 2006 in recognition of contributions in connection with the negotiation of our collaboration agreement with AstraZeneca.

(8) This amount includes the following:
- 2007: $75,000 representing the 2007 pro rata amount of a bonus granted in 2003 which vests 25% annually over four years on January 1 of each year,
- 2006: $90,111 annual bonus awarded in recognition of performance in 2006 and paid in January 2007; $75,000 representing the 2006 pro rata amount of a bonus granted in 2003 which vests 25% annually over four years on January 1 of each year, commencing January 1, 2004; a $56,320 bonus paid in August 2006 upon the achievement of business development objectives specified in 2005, and a $180,400 bonus paid in September 2006 in recognition of special contributions in connection with the negotiation of the collaboration agreement with AstraZeneca.

(9) This amount includes the following:
- 2007: (1) an annual bonus in the amount of $87,900, awarded in recognition of performance in 2007, and (2) a $48,256 bonus forfeiture representing the 50% of the 2006 performance award which was contingent upon POZEN's receiving final approval from the FDA for Treximet on or before December 31, 2007 (see the following 2006 descriptions).
- 2006: $16,500 bonus paid in September 2006 in recognition of contributions in connection with the negotiation of our collaboration agreement with AstraZeneca; and a $96,512 annual bonus awarded in recognition of performance in 2006, of which 50% was paid in January 2007. Payment of the remaining 50% was contingent upon POZEN's receiving final approval from the FDA for Trexima on or before December 31, 2007.

(10) This amount includes the following:
- 2007: an annual bonus in the amount of $76,800, awarded in recognition of performance in 2007.

### Grants of Plan-Based Awards in 2007

The following table provides additional information about awards granted to our named executive officers in 2007.

| Name | Grant Date | Date of Board/ Committee Action | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards $/Sh) (1) | Grant Date Fair Value of Stock and Option Awards ($) (2) |
|---|---|---|---|---|---|---|
| John R. Plachetka, Pharm.D. | 2/14/07 | 2/14/07 | | 28,875 (3) | $16.89 | $375,953 |
| | 2/14/07 | 2/14/07 | 4,650(4) | | $16.89 | $78,539 |
| William L. Hodges | 1/3/07 | 1/3/07 | --- | 90,000 (3) | $16.90 | $1,175,400 |
| Kristina M. Adomonis | 1/3/07 | 1/3/07 | --- | 75,000 (3) | $16.90 | $979,500 |
| Marshall E. Reese, Ph.D. | 1/3/07 | 1/3/07 | --- | 30,000 (3) | $16.90 | $391,800 |
| Gilda M. Thomas | 1/8/07 | 1/8/07 | --- | 40,000 (5) | $16.18 | $523,600 |

(1) The exercise price of each of the options included in this table is equal to the closing price of POZEN's common stock as reported by NASDAQ on the respective date of grant.

(2) The amounts included in this column are the dollar amounts representing the full grant date fair value of each option calculated in accordance with FAS 123R and do not represent the actual value that may be recognized by the named executive officers upon option exercise. For information on the valuation assumptions used in calculating this amount, see Note 7 to POZEN's audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC.

(3) Each of these options was granted under our 2000 Equity Compensation Plan, has a 10-year term and vests and becomes exercisable in four equal annual installments, with the initial vesting dates occurring on the one-year anniversary of the respective dates of grant. The options were awarded after reviewing performance during 2006.

(4) The stock award was granted under our 2000 Equity Compensation Plan and vest in four equal annual installments, an initial vesting date of January 1, 2008. Vesting may accelerate in the event of a change of control, in accordance with the terms of our 2000 Equity Compensation Plan, and are payable in shares of common stock, to the extent vested, when Dr. Plachetka ceases to be employed by, or provide service to POZEN.

(5) This option represents a sign-on option grant that was awarded to Ms. Thomas on her first day of employment. Each of these options was granted under our 2000 Equity Compensation Plan, has a 10-year term and vests and becomes exercisable in four equal annual installments, with the initial vesting dates occurring on the one-year anniversary of the respective dates of grant.

### Employment Agreements

During 2007, each of our named executive officers was employed pursuant to employment agreements with us. Each employment agreement specifies, among other things, the named executive officer's initial base salary, bonus opportunity, entitlement to participate in our benefits plans and post-termination benefits and obligations. The post-employment benefits are described in the section entitled "Potential Payments upon Termination or Change of Control" appearing beginning on page 29 of this proxy statement.

Dr. Plachetka's agreement has an initial term of three years and automatically renews for successive one-year periods thereafter unless either party provides at least six months' notice of its intention not to renew the agreement. Under the agreement, Dr. Plachetka is entitled to an annual base salary of at least $462,000 effective as of January 1, 2006. Annual increases, if any, are to be made based on performance and in the sole discretion of our Board or the Compensation Committee. Under the terms of the agreement, Dr. Plachetka is eligible to receive an annual cash incentive bonus, based on performance, payable in the discretion of the Compensation Committee, with a targeted amount of sixty-five percent (65%) of Dr. Plachetka's annual base salary. Dr. Plachetka is also eligible to receive annual awards under a long-term incentive program with a target value of $1,700,000 for the first year of the agreement, subject to annual review by the Compensation Committee. Awards under the long-term incentive program are based on performance and made in the discretion of the Compensation Committee. The agreement also provides for the payment by the Company of certain life and disability insurance premiums and the reimbursement of certain estate, tax and legal expenses relating to the agreement, and expenses relating to the establishment and administration of a Rule 10b5-1 securities selling program, incurred by Dr. Plachetka, up to a maximum reimbursement of $45,000 per year.

Our employment agreements with Mr. Hodges, Dr. Reese and Ms. Thomas have initial terms of one year. Ms. Adomonis resigned in June 2007 and her employment agreement was terminated. Each agreement automatically renews for successive one-year terms after the expiration of the initial term, unless either party to the agreement terminates the agreement. The agreements specify initial annual base salary amounts that are subject in each case to performance and merit-based increases, as determined by the Compensation Committee. The executives are eligible to receive annual bonuses of up to 40% of base salary, to be awarded as determined by and in the discretion of the Compensation Committee.

**Outstanding Equity Awards at December 31, 2007**

The following table summarizes the equity awards we have made to our named executive officers that have not been exercised and remained outstanding as of December 31, 2007.

| | Option Awards | | | | | Stock Awards | |
|---|---|---|---|---|---|---|---|
| **Name** | **Number of Securities Underlying Unexercised Options Exercisable (#) (1)** | **Number of Securities Underlying Unexercised Options Unexercisable (#) (1)** | **Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)** | **Option Exercise Price ($) (2)** | **Option Expiration Date** | **Number of Shares or Units of Stock That Have Not Vested (#)** | **Market Value of Shares or Units of Stock That Have Not Vested ($)** |
| John R. Plachetka, Pharm.D. | 137,500 | --- | --- | $6.60 | 4/25/2011 | --- | --- |
| | 93,750 | --- | --- | $5.20 | 1/2/2012 | --- | --- |
| | 187,500 | --- | --- | $5.18 | 1/2/2013 | --- | --- |
| | 150,000 | 50,000 | --- | $10.19 | 1/2/2014 | --- | --- |
| | 70,312 | 70,313 | --- | $7.06 | 1/3/2015 | --- | --- |
| | 42,187 | 126,563 | --- | $10.52 | 1/3/2016 | --- | --- |
| | --- | 28,875 | --- | $16.89 | 2/14/2017 | --- | --- |
| | --- | --- | --- | --- | --- | 4,650 (3) | 55,800 (4) |

| | Option Awards | | | | | Stock Awards | |
|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) (1) | Number of Securities Underlying Unexercised Options Unexercisable (#) (1) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) (2) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) |
| William L. Hodges | 55,500 | 20,000 | --- | $6.24 | 8/2/2014 | --- | --- |
| | 15,625 | 15,625 | --- | $7.06 | 1/3/2015 | --- | --- |
| | 18,750 | 56,250 | --- | $10.52 | 1/3/2016 | --- | --- |
| | --- | 90,000 | --- | $16.90 | 1/3/2017 | --- | --- |
| Marshall E. Reese, Ph.D. | 75,000 | 25,000 | --- | $8.88 | 10/18/2014 | --- | --- |
| | 18,750 | 56,250 | --- | $10.52 | 1/3/2016 | --- | --- |
| | --- | 30,000 | --- | $16.90 | 1/3/2017 | --- | --- |
| Gilda M. Thomas | --- | 40,000 | --- | $16.80 | 1/8/2017 | --- | --- |

(1) Each of these options was granted under our 2000 Equity Compensation Plan, has a 10-year term and vests and becomes exercisable in four equal annual installments, with the initial vesting date occurring on the one-year anniversary of the respective date of grant.

(2) The exercise price of each of the options included in this table is equal to the closing price of POZEN's common stock as reported by NASDAQ on the respective date of grant.

(3) Represents the unvested portion of 4,650 restricted stock units awarded to Dr. Plachetka in February 2007. The restricted stock units vest in four equal annual installments, commencing with an initial vesting date of January 1, 2008, and in the event of a change of control, in accordance with the terms of our 2000 Equity Compensation Plan. The shares of common stock represented by the RSUs, once vested, are payable when Dr. Plachetka ceases to be employed by or perform services for POZEN. No dividends are payable on the restricted stock units; however, the restricted stock units will be appropriately adjusted in the event of a stock split, stock dividend or other change in capitalization of POZEN.

(4) Calculated by multiplying the closing market price of POZEN's common stock on December 31, 2007 by the unvested number of restricted stock units.

### Option Exercises and Stock Vested in 2007 Fiscal Year

The following table provides information regarding our named executive officers' exercise of stock options and vesting of restricted stock awards during the year ended December 31, 2007.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise (#)** | **Value Realized on Exercise ($) (1)** | **Number of Shares Acquired on Vesting (#)** | **Value Realized on Vesting ($) (2)** |
| John R. Plachetka, Pharm.D. | --- | --- | 32,712 | $552,833 |
| William L. Hodges | --- | --- | --- | --- |
| Kristina M. Adomonis (3) | 178,855 | $1,423,672 | --- | --- |
| Marshall E. Reese, Ph.D. | --- | --- | --- | --- |
| Gilda M. Thomas | --- | --- | --- | --- |

(1) Calculated based on the closing market price of POZEN's common stock on the respective date of exercise less the exercise price for such shares, but excluding any tax obligation incurred or other payment made in connection the exercise

(2) Represents the value of restricted stock units that vested during 2007. Dr. Plachetka was awarded 98,135 restricted stock units in May 2004, which vest in three equal annual installments on January 1, 2005, January 1, 2006 and January 1, 2007. Calculated by multiplying the number of shares represented by the restricted stock units by the market price of POZEN's common stock on January 3, 2007, the first trading date on NASDAQ following the vesting date.

(3) Ms. Adomonis resigned from the Company on June 9, 2007 after being away from the Company for an extended period of time for health reasons. All exercises of stock options were made after her resignation from the Company.

### Pension Benefits For 2007 Fiscal Year

The table disclosing the value of accumulated benefits under and other information concerning defined benefit plans during the year is omitted because we do not have a defined benefit plan for our named executive officers or other employees. The only retirement plan available to our named executive officers in 2007 was our 401(k) plan which is available to all employees.

### Nonqualified Deferred Compensation For 2007 Fiscal Year

The table disclosing contributions to and aggregate earnings under or distributions from nonqualified defined contribution or other deferred compensation plans is omitted because we do not have any such nonqualified deferred compensation plans.

### Potential Payments on Termination and Change of Control

Upon termination of employment or a change of control, our named executive officers are entitled to certain compensation and benefits under the terms of their employment agreements, as well as other plans and arrangements provided by us. The tables below list the potential compensation payable to each named executive officer under various hypothetical termination scenarios. The discussion and the amounts shown in the tables assume that the termination or change of control took place on December 31, 2007, and thus include amounts earned through such time, and assume that the price per share of our stock was the closing market price on December 31, 2007 ($12.00). The amounts shown are estimates of the amounts that would be paid out to the executive officers. The amounts that the executive officers would receive in an actual termination or change of control can only be determined at the time the event occurs.

*John R. Plachetka*

The following table describes the potential payments upon termination or a change of control for John R. Plachetka, Pharm.D., our president and chief executive officer (CEO).

| Executive Benefits and Payments Upon Termination | Termination For Cause or Voluntary Termination Without Good Reason | Termination Without Cause or Voluntary Termination for Good Reason (Other than in connection with a Change of Control) | Death or Disability | Non-Renewal of Contract Not Following a Change of Control | Change of Control (Voluntary Termination for Good Reason) | Change of Control (Termination Without Cause or Non-Renewal of Contract) | Change of Control (No Termination) |
|---|---|---|---|---|---|---|---|
| ***Compensation*:** | | | | | | | |
| Salary Continuation (1x or 2x) (1) | $0 | $976,956 | $0 | $0 | $488,478 | $976,956 | $0 |
| Bonus (1x or 2x) (2) | $0 | $483,652 | $241,826 | $0 | $241,826 | $483,652 | $0 |
| Stock Options – Accelerated (3,4) | $0 | $326,609 (3) | $0 | $0 | $625,160 (4) | $625,160 (4) | $625,160 (4) |
| Restricted Stock Units (5) | $0 | $0 | $0 | $0 | $55,800 | $55,800 | $55,800 |
| ***Benefits and Perquisites*** | | | | | | | |
| Health Care Continuation (6) | $0 | $16,758 | $0 | $0 | $16,758 | $16,758 | $0 |
| 280G Tax Gross Up (7) | $0 | $0 | $0 | $0 | $0 | $0 | $0 |

(1) Annual 2007 base salary was $488,478.

(2) The bonus component is based on the annual bonuses for 2006 and 2007 and excludes special bonuses made during those years. The reported amount is calculated as two times the average annual bonuses awarded to Dr. Plachetka over the previous two years. The average of the annual bonuses paid in 2006 ($258,426) and 2007 ($225,225) is $241,826.

(3) The $326,609 represents options on 134,563 shares that would otherwise vest in 2008. The aggregate value reported is based on the spread between the closing stock market price of $12.00 on December 31, 2007 and the exercise price of the options, which varies between $7.06 and $16.89.

(4) Pursuant to our 2000 Equity Compensation Plan, unless the Compensation Committee determines otherwise, upon a change of control all awards vest as of the change of control date. This number assumes that all outstanding unvested options held by Dr. Plachetka as of December 31, 2007 would vest. The $625,160 represents options on 275,751 shares that would otherwise vest in 2008, 2009, 2010 and 2011. The aggregate value reported is based on the spread between the closing stock market price of $12.00 on December 31, 2007 and the exercise price of the options, which varies between $7.06 and $16.89.

(5) This number assumes that all outstanding unvested restricted stock units held by Dr. Plachetka as of December 31, 2007 would vest (see note 4 above). The reported value for the restricted stock units is equal to 4,650 underlying shares times the closing market stock price of $12.00 on December 31, 2007.

(6) Dr. Plachetka is entitled to continue participation in our health and dental plan for 18 months after termination, or,

alternatively POZEN will reimburse him for its share of COBRA premiums for such health and dental benefits for a period of 18 months. The reported amount assumes that we will pay 100% of the employee premium and 50% of the dependent premium in effect at December 31, 2007 for 18 months.

(7) See the narrative that follows these tables for a discussion of the tax gross-up benefit payable to Dr. Plachetka. The reported numbers assume a December 31, 2007 closing stock price of $12.00.

*William L. Hodges*

The following table describes the potential payments upon termination or a change of control of POZEN for William L. Hodges, Senior Vice President and chief financial officer.

| Executive Benefits and Payments Upon Termination | Termination For Cause or Voluntary Termination Without Good Reason | Termination Without Cause or Voluntary Termination for Good Reason (Other than in connection with a Change of Control) | Death or Disability | Non-Renewal of Contract Term | Change of Control (Termination Without Cause or Voluntary Termination for Good Reason) | Change of Control (No Termination) |
|---|---|---|---|---|---|---|
| ***Compensation:*** | | | | | | |
| Salary [1] | $0 | $259,191 | $0 | $0 | $259,191 | $0 |
| Bonus [2] | $0 | $105,561 | $0 | $0 | $105,561 | $0 |
| Stock Options – Accelerated [3] | $0 | $0 | $0 | $0 | $275,638 | $275,638 |
| ***Benefits and Perquisites*** | | | | | | |
| Health Care Continuation [4] | $0 | $8,552 | $0 | $0 | $8,552 | $0 |
| 280G Tax Gross Up [5] | $0 | $0 | $0 | $0 | $0 | $0 |

(1) Annual 2007 base salary was $259,191.

(2) The bonus component is based on the annual bonuses for 2006 and 2007 and excludes special bonuses made during those years. The reported amount is calculated as the average annual bonuses awarded to Mr. Hodges over the previous two years. The average of the annual bonuses paid in 2006 ($93,916) and 2007 ($117,206) is $105,561.

(3) Pursuant to our 2000 Equity Compensation Plan, unless the Compensation Committee determines otherwise, upon a change of control all awards vest as of the change of control date. This number assumes that all outstanding unvested options held by Mr. Hodges as of December 31, 2007 would vest. The $275,638 represents options on 181,875 shares that would otherwise vest in 2008, 2009, 2010 and 2011. The aggregate value reported is based on the spread between the closing stock market price of $12.00 on December 31, 2007 and the exercise price of the options, which varies between $6.24 and $16.90.

(4) Mr. Hodges is entitled to continue participation in our health and dental plan for the shorter of one year or until he obtains comparable coverage from another employer after termination. The reported amount assumes we will pay 100% of the employee premium and 50% of the dependent premium in effect at December 31, 2007 for 12 months.

(5) See the narrative that follows these tables for a discussion of the tax gross-up benefit payable to Mr. Hodges. The reported number assumes a December 31, 2007 closing stock price of $12.00.

*Marshall E. Reese*

The following table describes the potential payments upon termination or a change of control of POZEN for Marshall E. Reese, Executive Vice President, Product Development.

| Executive Benefits and Payments Upon Termination | Termination For Cause or Voluntary Termination Without Good Reason | Termination Without Cause or Voluntary Termination for Good Reason (Other than in connection with a Change of Control) | Death or Disability | Non-Renewal of Contract Term | Change of Control (Termination Without Cause or Voluntary Termination for Good Reason) | Change of Control (No Termination) |
|---|---|---|---|---|---|---|
| ***Compensation*:** | | | | | | |
| Salary (1) | $0 | $313,928 | $0 | $0 | $313,928 | $0 |
| Bonus (2) | $0 | $82,128 | $0 | $0 | $82,128 | $0 |
| Stock Options – Accelerated (3) | $0 | $0 | $0 | $0 | $161,250 | $161,250 |
| ***Benefits and Perquisites*** | | | | | | |
| Health Care Continuation (4) | $0 | $0 | $0 | $0 | $0 | $0 |
| 280G Tax Gross Up (5) | $0 | $0 | $0 | $0 | $0 | $0 |

(1) Annual 2007 base salary was $313,928.

(2) The bonus component is based on the annual bonuses for 2006 and 2007 and excludes special bonuses made during those years. The reported amount is calculated as the average annual bonuses awarded to Dr. Reese over the previous two years. The average of the annual bonuses paid in 2006 ($116,000) and 2007 ($48,256) is $82,128.

(3) Pursuant to our 2000 Equity Compensation Plan, unless the Compensation Committee determines otherwise, upon a change of control all awards vest as of the change of control date. This number assumes that all outstanding unvested options held by Dr. Reese as of December 31, 2007 would vest. The $161,250 represents options on 111,250 shares that would otherwise vest in 2008, 2009, 2010 and 2011. The aggregate value reported is based on the spread between the closing stock market price of $12.00 on December 31, 2007 and the exercise price of the options, which varies between $8.88 and $16.90.

(4) Dr. Reese is entitled to continue participation in our health and dental plan for the shorter of one year or until he obtains comparable coverage from another employer after termination. As of December 31, 2007, Dr. Reese is not a participant in our health and dental plan. As a result, the reported amount assumes we have no obligation to provide continuing health and dental benefits to Dr. Reese after termination.

(5) See the narrative that follows these tables for a discussion of the tax gross-up benefit payable to Dr. Reese. The reported number assumes a December 31, 2007 closing stock price of $12.00.

*Gilda M. Thomas*

The following table describes the potential payments upon termination or a change of control of POZEN for Gilda M. Thomas, Senior Vice President and General Counsel.

| Executive Benefits and Payments Upon Termination | Termination For Cause or Voluntary Termination Without Good Reason | Termination Without Cause or Voluntary Termination for Good Reason (Other than in connection with a Change of Control) | Death or Disability | Non-Renewal of Contract Term | Change of Control (Termination Without Cause or Voluntary Termination for Good Reason) | Change of Control (No Termination) |
|---|---|---|---|---|---|---|
| ***Compensation***: | | | | | | |
| Salary (1) | $0 | $240,000 | $0 | $0 | $240,000 | $0 |
| Bonus (2) | $0 | $0 | $0 | $0 | $0 | $0 |
| Stock Options – Accelerated (3) | $0 | $0 | $0 | $0 | $0 | $0 |
| ***Benefits and Perquisites*** | | | | | | |
| Health Care Continuation (4) | $0 | $10,093 | $0 | $0 | $10,093 | $0 |
| 280G Tax Gross Up (5) | $0 | $0 | $0 | $0 | $0 | $0 |

(1) Annual 2007 base salary was $240,000.

(2) The bonus component is based on the annual bonuses for 2006 and 2007 and excludes special bonuses made during those years. Ms. Thomas was hired on January 8, 2007 and therefore did not receive any bonus payments in 2006 and 2007. As a result, the reported amount assumes we have no obligation to provide a bonus payment to Ms. Thomas after termination.

(3) Pursuant to our 2000 Equity Compensation Plan, unless the Compensation Committee determines otherwise, upon a change of control all awards vest as of the change of control date. This number assumes that all outstanding unvested options held by Ms. Thomas as of December 31, 2007 would vest. The $0 represents options on 40,000 shares that would otherwise vest in 2008, 2009, 2010 and 2011. The aggregate value reported is based on the spread between the closing stock market price of $12.00 on December 31, 2007 and the exercise price of the options, which is $16.18.

(4) Ms. Thomas is entitled to continue participation in our health and dental plan for the shorter of one year or until she obtains comparable coverage from another employer after termination. The reported amount assumes we will pay 100% of the employee premium and 50% of the dependent premium in effect at December 31, 2007 for 12 months.

(5) See the narrative that follows these tables for a discussion of the tax gross-up benefit payable to Ms. Thomas. The reported number assumes a December 31, 2007 closing stock price of $12.00.

Described below are the relevant contract, plan or arrangement terms which provide for the compensation and benefits set forth in the five preceding supporting tables. All assumptions apply to all tables unless specifically noted.

## Base Compensation and Bonuses

*Chief Executive Officer*

Pursuant to his employment agreement, upon a termination without cause or a voluntary termination by John R. Plachetka, our CEO, for good reason (each as defined in his employment agreement), he is entitled to continue to receive annual salary for a period of two years following such termination. He is also entitled to receive a lump sum bonus equal to two times the average of the annual bonuses paid to him in the two prior years. Upon termination due to death or disability, he is entitled to receive a lump sum bonus equal to a pro rated amount of the average annual bonuses paid to him in the two prior years. Upon a termination by our CEO for good reason in connection with a change of control, he is entitled to receive annual salary for a period of one year following such termination and a lump sum bonus equal to the average of the annual bonuses paid to him in the two prior years.

*Other Named Executive Officers*

Pursuant to their employment agreements, upon a termination without cause or a voluntary termination by the executive for good reason (each as defined in their employment agreements), whether or not in connection with a change of control, our other current named executive officers are entitled to a lump sum payment equal to one year's base salary plus the average annual bonus paid to them over the preceding two years.

**Accelerated Vesting of Options and Other Stock-Based Awards**

*2000 Equity Compensation Plan*

Pursuant to our 2000 Equity Compensation Plan, unless the Compensation Committee determines otherwise, all outstanding awards, including those held by our named executive officers, accelerate and become fully exercisable upon a change of control. Vesting of all outstanding stock options accelerates and the restrictions and conditions on all outstanding restricted stock, restricted stock units and other similar stock-based awards lapse and such awards become fully vested, payable or exercisable, as applicable. If, as a result of the change of control, we are not the surviving corporation (or survive only as a subsidiary of another corporation), all outstanding options that are not exercised are to be assumed by, or replaced with comparable options or rights by, the surviving corporation. The Compensation Committee may also take certain other actions as provided in the 2000 Equity Compensation Plan.

For purposes of the 2000 Equity Compensation Plan, a change of control is generally defined to include any of the following:

- a person or entity becomes the owner of 50% or more of the voting power of the outstanding securities of POZEN;
- the merger or consolidation of POZEN with another company where the stockholders of POZEN will not own shares entitling such stockholders to more than 50% of all votes;
- the sale of substantially all the assets of POZEN; or
- a liquidation or dissolution of POZEN.

*Chief Executive Officer*

Stock Options. Under his employment agreement, in the event of a termination of employment without cause by POZEN, or voluntary termination by the CEO for good reason, Dr. Plachetka will be entitled to accelerated vesting of any stock options which would otherwise vest during the 12 month period following the termination. For purposes of this analysis, based upon the assumed December 31, 2007 termination date, he would be entitled to vest upon such termination in any options which would otherwise vest prior to December 31, 2008. However, in the event of a change of control on December 31, 2007, in accordance with the terms of the 2000 Equity Compensation Plan, unless the Compensation Committee determined otherwise, all of the CEO's options would become fully vested.

All of these options must be exercised within 90 days of the CEO's termination of employment according to the terms of the applicable stock option agreements.

Restricted Stock Units. In 2007, our CEO was granted restricted stock units under our 2000 Equity Compensation Plan, payable in shares of common stock, to the extent vested, when the CEO terminates his employment with or service to POZEN. Upon a change of control, in accordance with the terms of the 2000 Equity Compensation Plan, unless the Compensation Committee determines otherwise, all of the CEO's restricted stock units would become fully vested.

*Other Named Executive Officers*

In the event of a change of control on December 31, 2007, in accordance with the terms of our 2000 Equity Compensation Plan, unless the Compensation Committee determined otherwise, all of these executive officers' options would become fully vested. All of these options must be exercised within 90 days of the executive's termination of employment according to the terms of the applicable stock option agreements.

**General Release**

Under the terms of our employment agreements with our named executive officers, payment of severance compensation and benefits upon termination of the executive's employment without cause by POZEN, the executive's voluntary termination for good reason or termination of the executive's employment for good reason in connection with a change of control are subject to and conditioned upon the executive's signing a general release with POZEN.

**Termination without Cause or Upon Non-Renewal of Term and Termination for Good Reason**

Our named executive officers will be entitled to certain benefits as described in the tables above if the executive officer's employment is terminated by POZEN for reasons other than cause or by the executive officer for good reason.

*Chief Executive Officer*

For our CEO, a termination is for cause if the CEO:

- Is convicted of, or pleas no contest to, any crime that constitutes a felony;
- Commits an act of embezzlement, fraud or theft, or commits willful misconduct or dishonest behavior that is detrimental to the reputation, business or operations of POZEN;
- Repeatedly fails or refuses to perform his reasonably assigned duties, which remains uncorrected 30 days after receiving written notice;
- Fails to comply with the policies or directives of the Board of Directors; or
- Violates the terms and conditions of his nondisclosure, inventions and non-solicitation agreement.

Our CEO may terminate his employment for good reason if:

- POZEN reduces, or fails to pay when due, any salary or other benefits payable under the employment agreement;
- His duties, responsibilities, title or authority are materially adversely changed or diminished;
- POZEN materially breaches its obligations under the CEO's employment agreement;
- The CEO's office is relocated to a location more than fifty miles from the current location;
- The CEO is not elected, or is removed, as a director of POZEN, unless in connection with a change of control;
- POZEN fails to obtain an acquiring company's agreement to assume the CEO's employment agreement; or
- A change of control occurs and the CEO gives notification of his intention to terminate his employment (see discussion below).

Pursuant to his employment agreement, our CEO will be entitled to certain benefits as described in the table above if his employment agreement is not renewed, but only if such non-renewal occurs within 24 months following a change of control. The CEO is also entitled to certain benefits as described in the tables above if, within 60 days following a change of control event, he notifies us that he intends to terminate his employment and the effective date of such termination is not less than 90 days after the date of the notice. For purposes of the CEO's employment agreements, a change of control has the same meaning as under our 2000 Equity Compensation Plan.

*Other Named Executive Officers*

For our other named executive officers, a termination is for cause if the executive:

- Commits an illegal or dishonest act that is materially detrimental to POZEN;
- Fails to carry out his assigned duties, which remains uncorrected 30 days after receiving written notice;
- Fails to comply with the policies or directives of the Board of Directors;
- Violates the terms and conditions of the employment agreement or his or her nondisclosure, inventions and non-solicitation agreement; or
- Violates company harassment or discrimination policies.

These executives may terminate their employment for good reason if:

- POZEN breaches its obligations under the executive's employment agreement;
- The executive's duties and responsibilities are substantially reduced or diminished;
- The executive's office is relocated to a location more than fifty miles from the current location; or
- A change of control occurs and the executive gives notification of his or her intention to terminate his employment (see discussion below).

Our other named executive officers will be entitled to certain benefits as described in the tables above if, within 60 days following the change of control event, the executive officer provides us with a notice of the officer's intent to terminate his employment, and the effective date of such termination is not less than 60 days after the date of the notice. For purposes of these executives' employment agreements, a change of control has the same meaning as under our 2000 Equity Compensation Plan. Our other executive officers will receive no severance benefits based solely on termination by non-renewal of their employment agreements at the end of their respective terms.

**280G Tax Gross-up**

*Chief Executive Officer*

Upon a change of control of POZEN, our CEO may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. We have agreed to reimburse our CEO for all excise taxes that are imposed on him under Section 280G and any income and excise taxes that are payable by him as a result of any reimbursements for Section 280G excise taxes, in the circumstances described below. Pursuant to the terms of his employment agreement, our CEO is entitled to a full reimbursement by POZEN of any excise taxes that are imposed upon him as a result of the change of control, any income and excise taxes imposed upon him as a result of POZEN's reimbursement of the excise tax amount and any additional income and excise taxes that are imposed upon him as a result of POZEN's reimbursement of such excise or income taxes. Notwithstanding the foregoing, if the total of all payments to which our CEO is entitled in connection with the change of control is less than 115% of the safe harbor under the applicable IRS regulations, then he is not entitled to a gross up payment and the amounts payable to him are reduced to the amount of the safe harbor. For this purpose, the safe harbor is an amount that is equal to 2.99 times the average annualized taxable compensation reported for the CEO over the five preceding years. For purposes of the 280G calculation reflected in the preceding table, it is assumed that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to the CEO's executing a noncompetition agreement. The payment of the 280G tax gross-up, if applicable, will be payable to our CEO for any excise tax incurred regardless of whether his employment is terminated.

*Other Named Executive Officers*

Upon a change of control of POZEN, our other named executive officers may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. We have agreed to reimburse these executive officers for all excise taxes that are imposed on them under Section 280G and any income and excise taxes that are payable by them as a result of any reimbursements for Section 280G excise taxes. These executive officers are entitled to a full reimbursement by POZEN of any excise taxes that are imposed upon them as a result of the change of control, any income and excise taxes imposed on them as a result of POZEN's reimbursement of the excise tax amount and any additional income and excise taxes that are imposed on them as a result of this reimbursement for excise or income taxes. For purposes of the 280G calculation reflected in the preceding tables, it is assumed that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to the other executive officers' executing a noncompetition agreement. The payment of the 280G tax gross-up will be payable to the executive for any excise tax incurred regardless of whether the executive's employment is terminated.

## PROPOSAL 2
## RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed the registered independent public accounting firm of Ernst & Young LLP as the independent auditors to examine POZEN's financial statements for the fiscal year ending December 31, 2008 and has recommended to the Board that such appointment be submitted to our stockholders for ratification. Ernst & Young LLP has served as our independent auditors since 1997. Representatives from Ernst & Young LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions from those attending the meeting.

Although stockholder ratification of the appointment of our independent auditors is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, then our Audit Committee will reconsider whether or not to retain that firm.

### Vote Required for Approval

The affirmative vote of a majority of the votes cast in person or by duly executed proxies is required for approval of the proposal to ratify the appointment of our independent auditors.

### Recommendation of the Board

***THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS.***

## AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors oversees POZEN's financial reporting process on behalf of the Board. Management is responsible for POZEN's disclosure controls and procedures and financial reporting process, including its system of internal control over financial reporting, and for preparing POZEN's financial statements in accordance with accounting principles generally accepted in the United States. POZEN's independent auditors are responsible for auditing those financial statements and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditors. The Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on the Company's website at *www.pozen.com*.

The Audit Committee has met and held discussions with management and the independent auditors, both separately and together. Management has represented to the Audit Committee that POZEN's audited financial statements for 2007 were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Audit Committee has discussed with the independent auditors their independence from POZEN and its management, including the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company

Accounting Oversight Board in Rule 3600T. Finally, the Audit Committee has discussed with POZEN's independent auditors the overall scope and plans for their audits, the results of their examinations, their evaluations and assessment of POZEN's internal control over financial reporting and the overall quality of POZEN's financial reporting.

In its oversight function, the Audit Committee relies on the representations of management and the independent auditors and thus does not have an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies or appropriate internal control over financial reporting, that POZEN's financial statements are presented in accordance with accounting principles generally accepted in the United States, that the audit of POZEN's financial statements has been carried out in accordance with auditing standards generally accepted in the United States, or that the independent auditors are in fact "independent."

Based upon the Audit Committee's discussions with management and the independent auditors as described above and the Audit Committee's review of the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board that POZEN's audited financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC.

*Submitted by:*
*The Audit Committee of the Board of Directors*

Arthur S. Kirsch, Chairman
Kenneth B. Lee, Jr.
Bruce A. Tomason

## AUDIT AND OTHER FEES

The following table summarizes the aggregate fees billed for professional services rendered to us by Ernst & Young LLP, our registered independent public accounting firm, in fiscal years 2006 and 2007. A description of these fees and services follows the table.

| | **2006** | **2007** |
|---|---|---|
| Audit Fees | $312,000 | $282,000 |
| Audit Related Fees | $41,000 | $25,000 |
| Tax Fees | $4,000 | -- |
| All Other Fees | -- | -- |
| **Total** | **$357,000** | **307,000** |

Audit Fees. Fees for audit services included fees associated with the annual audit and the reviews of POZEN's quarterly reports on Form 10-Q.

Audit-Related Fees. Fees for audit-related services in 2007 consisted of fees associated with the Form S-8 registration statement filed by POZEN with the SEC and accounting consultations in connection with revenue recognition determinations. Fees for audit-related services in 2006 consisted of accounting consultations related to compliance issues and related regulations, and revenue recognition determinations.

Tax Fees. Fees for tax services in 2006 related to tax analysis of various revenue rulings.

All Other Fees. There were no fees for the category "All Other Services" in 2007 and 2006.

The Audit Committee has considered whether the provision of these services by Ernst & Young LLP is compatible with maintaining the independence of Ernst & Young. Further, all of the services provided by Ernst & Young in 2007 and 2006 were approved in advance in accordance with the Audit Committee's pre-approval policies and procedures described below. The Audit Committee did not rely on the waiver of pre-approval procedures permitted with respect to de minimus non-audit services under the applicable rules of the SEC for its approval of any of the services provided by Ernst & Young LLP in 2007 and 2006.

**Pre-Approval Policies and Procedures**

The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit and non-audit services to be provided by our independent auditors. Under these policies and procedures, the Audit Committee approves in advance the provision of services and fees for such services that are specifically identified in the independent auditor's annual engagement letter for the audits and reviews, in management's annual budget relating to services to be provided by the independent auditors and any amendments to the annual budget reflecting additional services to be provided by or higher fees of the independent auditors. All other services to be provided by the independent auditors are pre-approved by the Audit Committee as they arise. The Chairman of the Audit Committee has been delegated authority to pre-approve services in accordance with these policies and procedures. The Chairman is to report any such approval of services to the Audit Committee at its next meeting. The Audit Committee considers, among other things, whether the provision of such audit or non-audit services is consistent with applicable regulations regarding maintaining auditor independence, whether the provision of such services would impair the independent auditors' independence and whether the independent auditors are best positioned to provide the most effective and efficient service.

## CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

See "Executive Compensation" and "Director Compensation" above for a discussion of director compensation, executive compensation and our named executive officers' employment agreements.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and executive officers and persons who own more than 10% of our outstanding shares of common stock to file with the SEC initial reports of ownership and reports of changes in ownership in our common stock and other equity securities. Specific due dates for these records have been established, and we are required to report in this proxy statement any failure in 2007 to file by these dates. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, there were no reports required under Section 16(a) of the Exchange Act that were not timely filed during the fiscal year ended December 31, 2007.

## CERTAIN DEADLINES FOR THE 2009 ANNUAL MEETING

Any stockholder proposal submitted to us pursuant to SEC Rule 14a-8 under the Exchange Act for inclusion in the proxy statement and proxy relating to our 2008 Annual Meeting must be received by us no later than the close of business on December 5, 2008. If we do not receive notice of any non-Rule 14a-8 matter that a stockholder wishes to raise at the Annual Meeting in 2009 by February 18, 2009, the proxy holders will retain discretionary authority to vote proxies on any such matter if it is raised at the 2009 Annual Meeting.

In order for a stockholder to nominate a person for election to the Board or bring other business before the 2009 annual meeting of stockholders, the stockholder must comply with the advance notice provisions of our bylaws, which require that the stockholder deliver written notice to the Secretary and comply with the other requirements set forth in the bylaws. In the case of stockholder nominations, we must receive this notice not less than 90 days prior to the meeting date as originally scheduled. In the case of any other business, we must receive the notice not less than 60 or more than 90 days prior to the meeting date as originally scheduled. If we give stockholders less than 70 days notice or prior public disclosure of the date of the annual meeting, the stockholder must deliver the Secretary notice that must be received or mailed or delivered not later than the close of business on the 10th day following the date on which we gave notice or made public disclosure of the date of the annual meeting to either make a nomination or bring other business before the meeting.

## HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers, banks and nominees) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies and intermediaries. This year, some banks, brokers or other nominee record holders may be "householding" our proxy materials. This means that only one copy of our proxy statement and annual report to stockholders may have been sent to multiple stockholders in your household unless contrary instructions have been received by the broker, bank or nominee from you. If you would like to receive a separate proxy statement and annual report, we will promptly send you additional copies if you call or write our investor relations department at our offices located at 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517; telephone (919) 913-1030. If you are a beneficial owner, you can request additional copies of the proxy statement and annual report, or you can request a change in your householding status, by notifying your broker, bank or nominee.

## OTHER MATTERS

The Board does not know of any matters to be presented at the Annual Meeting other than those listed in the Notice of Annual Meeting of Stockholders that accompanies this proxy statement. However, if other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their best judgment on such matters insofar as the proxies are not limited to the contrary.

To the extent that information contained in this proxy statement is within the knowledge of persons other than our management, we have relied on such persons for the accuracy and completeness thereof.

This proxy statement and our annual report on Form 10-K is available in the "Investors" section of our website at www.pozen.com. Alternatively, upon the receipt of a written request from any stockholder entitled to vote at the forthcoming Annual Meeting, we will mail, at no charge to the stockholder, a copy of our annual report on Form 10-K, including the financial statements and schedules required to be filed with the SEC pursuant to Rule 13a-1 under the Exchange Act,
for POZEN's most recent fiscal year. Requests from beneficial owners of our voting securities must set forth a good faith representation that, as of the record date for the Annual Meeting, the person making the request was the beneficial owner of securities entitled to vote at such meeting. Written requests for such report should be directed to:

Investor Relations
POZEN Inc.
1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina 27517

If you would like us to send you a copy of the exhibits listed on the exhibit index of the annual report on Form 10-K, we will do so upon your payment of our reasonable expenses in furnishing a requested exhibit.

You are asked to advise us if you intend to attend the Annual Meeting. For directions to the Annual Meeting, please call Stephanie Bonestell at POZEN at (919) 913-1030.

You are urged to complete, sign, date and return your proxy card promptly to make certain your shares will be voted at the Annual Meeting. Also, the proxy card contains instructions for record holders who want to vote their shares via the Internet. For your convenience, a return envelope is enclosed requiring no additional postage if mailed in the United States.

By Order of the Board of Directors,

Gilda M. Thomas
*Secretary*

Dated: April 4, 2008

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## Appendix A

## AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

### I. Purpose

The purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of POZEN Inc. (the "Company") in fulfilling its oversight responsibilities with respect to the Company's accounting and financial processes and the audits of the Company's financial statements.

### II. Structure and Membership

A. Number. The Committee shall be comprised of at least three or more members of the Board.

B. Independence. Except as otherwise permitted by the applicable Nasdaq and Securities and Exchange Commission rules, each member of the Committee shall be independent as defined by Nasdaq rules, meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, and not have participated in the preparation of the financial statements of the Company or any subsidiary of the Company at any time during the prior three years.

C. Financial Literacy. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, at the time of his or her appointment to the Committee. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in that member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. To the extent possible, at least one member of the Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules).

D. Selection and Removal. The members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating/Corporate Governance Committee, and shall serve until their successors shall be duly elected and qualified. The Board may remove members of the Committee from such committee, with or without cause. The Chair of the Committee shall be elected by the Board, upon the recommendation of the Nominating/ Corporate Governance Committee.

E. Compensation. The compensation of Committee members shall be as determined by the Board. No member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board or a committee of the Board.

### III. Procedures and Administration

A. Meetings. The Committee shall meet as often as it may deem necessary and appropriate in its judgment, but in no event less than four times per year. The Committee may also act by unanimous written consent in lieu of a meeting. A majority of the members of the Committee shall constitute a quorum. The Chair of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. The Committee shall meet with the independent auditors, the senior personnel performing the Company's internal audit function, and management in separate meetings, as often as it deems necessary and appropriate in its judgment.

B. Investigations; Attendance at Meetings. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate. The Committee may also request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting to provide such information as the Committee may request.

C. Committee Procedures. The Committee may fix such policies and rules of procedure as it deems necessary or appropriate. Such policies or rules of procedures as the Committee may adopt shall be consistent with the Bylaws of the Company and this Charter.

D. Records. The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

E. Subcommittees; Delegation. The Committee may delegate authority to one or more members of the Committee where appropriate, but no such delegation shall be permitted if the authority is required by a law, regulation, or listing standard to be exercised by the Committee as a whole. Any decision made pursuant to such delegation to pre-approve audit, review, attest or non-audit services shall be presented to the full Committee at its next scheduled meeting.

F. Independent Advisors; Funding. The Committee shall have the authority, without further action by the Board, to obtain advice and assistance from internal and external legal, accounting and other advisors, and the Committee shall be empowered, without further action by the Board, to cause the Company to provide appropriate funding for the Committee to retain any such advisors.

## IV. Authority and Responsibilities

A. General

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. The role of the Committee is one of oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. It is not the duty or responsibility of the Committee to conduct audits, to independently verify management's representations, or to determine that the Company's financial statements are complete and accurate, are prepared in accordance with generally accepted accounting principles ("GAAP"), or fairly present the financial condition, results of operations, and cash flows of the Company in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee's considerations and discussions with management and the independent auditor do not assure that the Company's financial statements are presented in accordance with GAAP, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, or that the Company's independent auditor is in fact "independent."

B. Oversight of Independent Auditor

1. Selection. The Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

2. Compensation. The Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of the independent auditor established by the Committee.

3. Pre-Approval of Services. The Committee shall review and approve in advance all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all non-audit services to be provided to the Company by the independent auditor and the fees for such services. Pre-approval of services that are not prohibited may be pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services.

4. Independence. The Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the independent auditor.

5. Oversight. The independent auditor shall report directly to the Committee, and the Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting and the receipt and consideration from time to time as appropriate of any reports required under applicable law to be made by the independent auditor. The Committee shall obtain and review a report from the independent auditor describing: (i) the independent auditor's internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities or a private sector regulatory board, within the preceding five years, respecting one or more independent audits performed by the firm, and any steps taken to deal with any such issues.

C. Audited Financial Statements and Other Financial Disclosures

1. Review and Discussion. The Committee shall review and discuss with the Company's management and independent auditor the Company's annual audited financial statements to be included in the Company's annual report on Form 10-K, the quarterly financial statements to be included in the Company's quarterly reports on Form 10-Q, the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial disclosures to be included in SEC filings prior to their release. This discussion should include, where appropriate, a discussion about the Company's accounting principles, critical accounting estimates, significant financial reporting issues and judgments (including off-balance sheet arrangements and the use of pro forma or non-GAAP financial information), the adequacy of the Company's internal control, and any regulatory and accounting initiatives, correspondence with regulators, or published reports that raise material issues with respect to, or that could have a significant effect on, the Company's financial statements.

2. Recommendation to Board Regarding Financial Statements. The Committee shall recommend to the Board whether the Company's audited financial statements should be included in the Company's Annual Report on Form 10-K.

3. Audit Committee Report. The Committee shall prepare the committee report required by the rules of the SEC to be included in the Company's annual proxy statement.

4. Earnings Releases and Financial Guidance. The Committee shall review the Company's quarterly earnings press releases prior to their release and shall discuss generally any financial information and earnings guidance to be provided to analysts and rating agencies.

D. Controls and Procedures

1. Internal Audit Function. The Committee shall coordinate the Board's oversight of the performance of the Company's internal audit function.

2. Risk Management. The Committee shall discuss periodically with management the Company's policies and guidelines regarding risk assessment and risk management, as well as the Company's major financial risk exposures and the steps that management has taken to monitor and control such exposures.

3. Disclosure Controls and Procedures. The Committee shall oversee the Company's disclosure controls and procedures, including applicable internal control over financial reporting, and where applicable, shall oversee changes in internal control over financial reporting controls intended to address any material weaknesses or significant deficiencies in the design or operation of internal control over financial reporting and any fraud involving management or other employees that is reported to the Committee. In addition, the

Committee shall review and discuss the annual internal control report of management and the independent auditor's report on, and attestation of, such management report, to the extent that those reports are required by SEC rules.

4. Procedures for Complaints. The Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

5. Additional Powers. The Committee shall have such other duties as may be delegated from time to time by the Board.

## V. Other Matters

A. Assessment. The Committee shall annually review and assess the performance of the Committee.

B. Charter. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for its approval.

C. Reports. The Committee shall report regularly to the Board on the matters discussed and actions taken at each meeting of the Committee, including the Committee's evaluation of the independent auditor.

D. Additional Powers. The Committee shall perform any other activities consistent with this Charter, the Company's Amended and Restated Certificate of Incorporation, the Company's Amended and Restated By-Laws, and governing law, as the Committee or the Board may deem necessary or appropriate.

## Appendix B

## CHARTER OF THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

### A. PURPOSE

The Nominating/Corporate Governance Committee (**the "Committee"**) is appointed by and acts on behalf of the Board of Directors (**the "Board"**) of POZEN Inc. (**the "Company"**). It is responsible for (i) identifying individuals qualified to become Board members, (ii) recommending the director nominees to be selected by the Board for election at the next annual meeting of stockholders, (iii) overseeing compliance with the Company's Code of Business Conduct and Ethics, (iv) recommending to and advising the Board on other corporate governance matters, and (v) evaluating the Board's performance.

### B. COMPOSITION

The Committee shall consist of two or more independent directors of the Company designated by the Board and approved by a majority of the whole Board by resolution or resolutions. The members of the Committee shall meet the independence requirements of The Nasdaq Stock Market, Inc.

The Committee shall recommend, and the Board shall designate, one member of the Committee to serve as Chair. The members of the Committee shall serve until their resignation, retirement, or removal by the Board or until their successors shall be appointed. No member of the Committee shall be removed except by majority vote of the independent directors of the full Board then in office.

### C. MEETINGS/PROCEDURES

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. The Chairperson of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. The Committee may request that any director, officer, or employee of the Company, or any person whose advice and counsel is sought by the Committee, attend any meetings to provide such information as the Committee requests. The Committee may delegate to one or more of its members one or more of the responsibilities and duties set forth below.

The Committee may fix its own rules of procedure, which shall be consistent with the Bylaws of the Company and this Charter.

The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

The Committee shall report regularly to the Board on the matters discussed at each meeting of the Committee, including all actions taken by the Committee at its meeting.

The Committee shall have the resources and authority appropriate to discharge its responsibilities. Without limiting the foregoing, the Committee shall have the authority: (i) to retain, set compensation for, and terminate a search firm to be used as the Committee deems appropriate to identify director candidates; (ii) to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities, which advisors may be the regular advisors to the Company; and (iii) to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee, or advisor of the Company to meet with the Committee or any advisors engaged by the Committee. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as the Committee may engage.

## D. RESPONSIBILITIES

The Committee shall have the following responsibilities:

1. Consider and make recommendations to the Board as appropriate concerning the appropriate size, function, and composition of the Board and Board Committees.

2. Recommend to the Board policies and procedures (including director qualification criteria) for identifying and evaluating candidates for Board membership, including candidates recommended by stockholders, and upon approval by the Board, implement such policies and procedures.

3. Evaluate and recommend candidates for election to the Board by the stockholders or to fill vacancies.

4. Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs.

5. Oversee procedures for stockholder communications with the Board.

6. Evaluate and/or recommend to the Board policies regarding director attendance at annual stockholder meetings.

7. Review and monitor matters of corporate governance and make recommendations to the Board of Directors as appropriate.

8. Oversee compliance with the Company's Code of Business Conduct and Ethics.

9. Review and evaluate the performance of the Board and at least annually evaluate its own performance and report to the Board members.

10. Review and reassess the adequacy of this Charter from time to time as the Committee deems appropriate and recommend any proposed changes to the Board for its approval.

11. Perform any other activities consistent with this Charter, the Company's Certificate of Incorporation, Bylaws, and governing law, as the Committee or the Board deems necessary or appropriate.

## Appendix C

## CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

### I. Purpose

The Compensation Committee (the "Committee") of the Board of Directors ("Board") of POZEN Inc. (the "Company") is appointed by, and generally acts on behalf of, the Board. The Committee's purposes shall be:

A. To periodically review and approve, and, as appropriate, recommend to the full Board for approval, the Company's compensation philosophy and the adequacy and market competitiveness of compensation plans and programs for executive officers (including the Company's chief executive officer ("CEO")) and other Company employees;

B. To review and approve compensation arrangements and incentive goals/objectives for executive officers and to evaluate the performance of the CEO and other executive officers in light of such arrangements and goals/objectives;

C. To administer the Company's equity compensation plans;

D. To prepare the report on executive compensation for inclusion in the Company's annual proxy statement in accordance with Securities and Exchange Commission ("SEC") rules and regulations; and

E. To review and make recommendations to the Board with respect to director compensation.

### II. Compensation Philosophy

A. With respect to the CEO and the other executive officers, the Committee's philosophy is to promote the achievement of the Company's annual and long-term performance objectives as approved by the Committee and/or the Board, ensure that the executive officers' interests are aligned with the success of the Company, and provide compensation packages that will attract, retain, and motivate superior executive personnel.

B. With respect to employees, the Committee's philosophy is to provide pay and benefit programs that attract and retain highly competent employees, drive employee development and performance to achieve short- and long-term business goals and strategies and reinforce the Company's cultures, behaviors and values.

### III. Structure and Membership

A. The Committee shall consist of at least three members of the Board.

B. Except as otherwise permitted by the applicable rules of the Nasdaq Stock Market or the SEC, as applicable, each member of the Committee shall be an "independent director" as defined by the applicable rules of the Nasdaq Stock Market and a "non-employee director" as defined by Rule 16b-3(b)(3) promulgated under the Securities Exchange Act of 1934, as amended. In addition, for purposes of meeting the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor Code section, the members of the Committee who approve the performance goals to which certain of the executive compensation is tied in making such performance-based awards shall qualify as "outside" directors, as defined in Treasury Regulation 1.162-27(e)(3) promulgated under the Code, and such members shall consist of at least two of the members of the Committee.

C. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

D. Members of the Committee shall be appointed by the Board. The Board may remove members of the Committee from such committee, with or without cause.

## IV. Procedures and Administration

A. The Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee may also act by unanimous written consent in lieu of a meeting. The Committee shall keep such records of its meetings as it shall deem appropriate. A majority of the members of the Committee shall constitute a quorum.

B. The Committee may form one or more subcommittees as it deems appropriate from time to time and may delegate authority to such committees or to one or more members of the Committee when appropriate, but no such delegation shall be permitted if the authority is required by a law, regulation or listing standard to be exercised by the Committee as a whole.

C. The Committee shall report regularly to the Board as to the matters discussed and actions taken at each meeting of the Committee.

D. The Committee shall have the authority, without further action by the Board, to engage and determine funding for such independent legal, accounting and other advisors as it deems necessary to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

E. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

## V. Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

A. Compensation Philosophy, Plans and Programs

1. Periodically review, consider and approve the philosophy and framework for compensation of the Company's CEO and other executive officers and other employees.

2. Review and approve compensation plans and programs for senior executives and other employees, including incentive and equity-based plans and programs, any appropriate employment contracts, special retirement benefits, and severance or change in control arrangements, and recommend, where appropriate, Board approval of such plans and programs.

3. Periodically review the adequacy and market competitiveness of such plans and programs for the executive officers and other employees, and, in consultation with such advisors or consultants as the Committee deems appropriate, compare such plans and programs to those of the Company's peer groups, ensuring appropriate levels of incentive to management, and aligning management's goals with the interests of stockholders.

4. Administer the Company's equity-based plans and programs.

5. Monitor the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and determine the extent to which the Company should comply with its provisions and any steps that the Committee must take in order to comply with such provisions.

B. Specific Compensation Amounts and Incentives

1. Review and approve annual base salary amounts for executive officers and, based upon discussions with the CEO, annual incentive opportunity levels and the financial, strategic and other goals to be met to earn annual and long-term incentive awards, and recommend, where appropriate, Board approval of such salary amounts and incentive levels and goals.

2. Review and evaluate, at least annually and taking into account the views of the other members of the Board, the performance and leadership of the CEO and determine, and recommend, where appropriate, Board approval of, the amounts of annual and any long-term incentive awards and any adjustments to the annual salary amounts based upon such performance and consistent with the achievement of the established goals. Any deliberations or decisions relating to the compensation of the CEO shall be made outside the presence of the CEO.

3. Review with the CEO his evaluation of the performance of the executive officers and determine with the CEO, and recommend, where appropriate, Board approval of, the amounts of annual and any long-term incentive awards and any adjustments to the annual salary amounts based upon such performance and consistent with the achievement of the established goals.

4. Review and approve, as appropriate, other officer and key management compensation actions.

C. Other Responsibilities

1. Periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for its approval.

2. Periodically review and make recommendations to the Board with respect to director compensation.

3. As appropriate, review and assess, and make recommendations to the Board with respect to, management succession and development.

4. Prepare the Committee's report on executive compensation for inclusion in the Company's annual proxy statement.

5. At least annually, evaluate the Committee's own performance and report to the Board.

6. Perform any other activities consistent with this Charter, the Company's Certificate of Incorporation, the Company's Bylaws, and governing law as the Committee or the Board deems necessary or appropriate.

[THIS PAGE INTENTIONALLY LEFT BLANK]

POZEN® INC

The Pharmaceutical Development Company

April 4, 2008



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: POZEN Inc.
Commission File No. 000-31719
Definitive Proxy Materials

Ladies and Gentlemen:

On behalf of POZEN Inc. (the "Company"), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and proxy card relating to the Company's 2008 Annual Meeting of Stockholders to be held on May 6, 2008 (the "Annual Meeting"). The Company expects to begin mailing these definitive proxy materials to its stockholders on or about April 4, 2008.

In accordance with the requirements of Rule 14a-3(c) under the Exchange Act, seven paper copies of the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2007, which is also scheduled to be mailed to stockholders, along with the definitive proxy materials, beginning on or about April 4, 2008, is being mailed to the Commission under separate cover.

Please call the undersigned if you have any questions regarding this matter.

Very truly yours,

John E. Barnhardt

Vice President, Finance and Administration

Attachments

1414 Raleigh Road • Suite 400 • Chapel Hill, NC 27517
Telephone 919/913-1030 • Telefax 919/913-1039

POZEN Inc.
COMMON STOCK

[LOGO OF POZEN Inc.] PROXY CARD

**This Proxy is Solicited on Behalf of the Board of Directors for the Annual Meeting of Stockholders on May 6, 2008.**

**YOUR VOTE IS IMPORTANT! PLEASE SIGN AND DATE BELOW.**

PROXY

The undersigned, revoking all prior proxies, hereby appoints *William L. Hodges and John E. Barnhardt,* and each of them, with full power of substitution, proxies to appear on behalf of the undersigned and to vote all shares of Common Stock of the undersigned at the Annual Meeting of Stockholders to be held at 1414 Raleigh Road, Suite 210, Chapel Hill, North Carolina 27517, on Tuesday, May 6, 2008 at 9:00 a.m. local time, and at any adjournments thereof, subject to any directions indicated on the reverse side of this card, upon the matters set forth in the Notice of Annual Meeting of Stockholders and Proxy Statement dated April 4, 2008, a copy of which has been received by the undersigned. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting or any adjournments thereof.

If this Proxy is properly executed and returned, and not revoked, the shares it represents will be voted at the meeting in accordance with the choices specified on this proxy card. If no choice is specified, the shares will be voted by the proxies FOR the election of the three nominees for the Board of Directors listed in Proposal 1, FOR Proposal 2, and at their discretion on any other matter that may properly come before the meeting.

☒ PLEASE MARK VOTES
AS IN THIS EXAMPLE

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSALS:**

1. To elect the following nominees to serve as Class II Directors:

01. Arthur S. Kirsch 02. Kenneth B. Lee, Jr. 03. Bruce A. Tomason

☐ FOR ALL ☐ WITHHOLD ALL ☐ FOR ALL EXCEPT

TO WITHHOLD AUTHORITY TO VOTE, MARK "FOR ALL EXCEPT" AND WRITE THE NOMINEE'S NAME ON THE LINE BELOW:

______________________________

2. To ratify the selection of Ernst & Young LLP as the registered independent public accountants of the Company for the Company's fiscal year ending December 31, 2008.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date: ____________________, 2008

______________________________
Signature

______________________________
Signature (if jointly held)

Please sign and return this Proxy Card so that your shares can be represented at the meeting. If signing for a corporation or partnership or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you vote by ballot, such vote will supersede this proxy.

☐ MARK HERE IF YOU PLAN TO ATTEND THE MEETING

☐ MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT

For Directions to the Annual Meeting, please refer to the "About Us" section of our website at www.pozen.com.

**The proxy statement and annual report of POZEN are available in the "Investors" section of our website at www.pozen.com**

**PLEASE RETURN THIS CARD PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE OR OTHERWISE TO STOCK-TRANS, INC., 44 WEST LANCASTER AVE, ARDMORE, PA 19003, SO THAT YOUR SHARES CAN BE REPRESENTED AT THE MEETING.**

**YOUR VOTE IS IMPORTANT**
**VOTE TODAY IN ONE OF TWO WAYS:**

1. **VOTE BY INTERNET:**
   Log-on to **www.votestock.com**
   Enter your control number printed below
   Vote your proxy by checking the appropriate boxes
   Click on "Accept Vote"

**OR**

2. **VOTE BY MAIL:** If you do not wish to vote by Internet, please complete, sign, date and return the above proxy card in the pre-paid envelope provided.

**YOUR CONTROL NUMBER IS:**

| |
|---|
| |

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| You may vote by Internet 24 hours a day, 7 days a week.<br>Your Internet vote authorizes the named proxies to vote in the same manner as if you marked, signed and returned your proxy card. |

# BOARD OF DIRECTORS ››



*John R. Plachetka, Pharm.D.*
*Chairman, President and Chief Executive Officer*
POZEN Inc.



*Peter J. Wise, M.D.*
*Retired Vice Chairman*
POZEN Inc.
NOMINATING/CORPORATE GOVERNANCE COMMITTEE



*Arthur S. Kirsch*
*Managing Director/Partner*
Savvian, LLC
AUDIT COMMITTEE, CHAIRMAN
COMPENSATION COMMITTEE



*Kenneth B. Lee, Jr.*
*General Partner*
Hatteras BioCapital, LLC
LEAD INDEPENDENT DIRECTOR
AUDIT COMMITTEE
COMPENSATION COMMITTEE



*James J. Mauzey*
*Retired President and Chief Executive Officer*
Bertek Pharmaceuticals, Inc.
COMPENSATION COMMITTEE, CHAIRMAN



*Jacques F. Rejeange*
*Retired President*
Florham Consulting S.A.
NOMINATING/CORPORATE GOVERNANCE COMMITTEE, CHAIRMAN



*Paul J. Rizzo*
*Chairman of the Board and Partner*
Franklin Street Partners
NOMINATING/CORPORATE GOVERNANCE COMMITTEE



*Bruce A. Tomason*
*Chief Executive Officer*
Alterna, LLC
AUDIT COMMITTEE
NOMINATING/CORPORATE GOVERNANCE COMMITTEE

# CORPORATE INFORMATION ››

***Corporate Headquarters***
POZEN Inc.
1414 Raleigh Road
Suite 400
Chapel Hill, NC 27517
(919) 913-1030
www.pozen.com

***Stock Transfer Agent and Registrar***
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, PA 19003

***Independent Accountants***
Ernst & Young LLP
3200 Beechleaf Court
Suite 700
Raleigh, NC 27604

***Common Stock Listing***
Ticker Symbol: POZN
Nasdaq Stock Market

***Annual Meeting***
Tuesday, May 6, 2008

***Stockholder Inquiries***
Stockholders and prospective investors seeking information about POZEN should visit the Company's website at www.pozen.com or contact POZEN's Investor Relations Department at (919) 913-1030.

## Forward-Looking Statements

Statements included in this annual report that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval of our product candidates, including as a result of the need to conduct additional studies, or the failure to obtain such approval of our product candidates, including as a result of changes in regulatory standards or the regulatory environment during the development period of any of our product candidates; our inability to know with certainty what standards the FDA will use to evaluate drug candidates and how that may change or evolve over time; uncertainties in clinical trial results or the timing of such trials, resulting in, among other things, an extension in the period over which we recognize deferred revenue or our failure to achieve milestones that would have provided us with revenue; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events, including those discussed herein and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

POZEN® INC.

1414 Raleigh Road
Suite 400
Chapel Hill, NC 27517
919.913.1030
www.pozen.com

END